As filed with the Securities and Exchange Commission on November 13, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

United PanAm Financial Corp.

(Exact name of registrant as specified in its charter)

California	6162	94-3211687
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

3990 Westerly Place, Suite 200, Newport Beach, California 92660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guillermo Bron

United PanAm Financial Corp.

3990 Westerly Place, Suite 200

Newport Beach, California 92660

Telephone: (949) 224-1917

Fax: (949) 224-1910

(Name, address, including zip code, and telephone number, including area code, of agents for service)

Copies to:

John Grosvenor, Esq. Manatt, Phelps & Phillips, LLP 650 Town Center Drive Costa Mesa, California 92626 Telephone: (714) 371-2500 Fax: (714) 371-2595	Thomas J. Poletti, Esq. Kirkpatrick & Lockhart, LLP 10100 Santa Monica Boulevard, 7th Floor Los Angeles, California 90067 Telephone: (310) 552-5000 Fax: (310) 552-5001	Keith Holmes, Esq. King, Holmes, Paterno & Berliner, LLP 1900 Avenue of the Stars, Suite 2500 Los Angeles, California 90067 Telephone: (310) 282-8932 Fax: (310) 282-8903

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, no par value	2,530,000	$17.205	$43,528,650	$3,522

(1)	Estimated solely for the purpose of computing the registration fee under Rule 457 based upon the average of the high and low prices of Common Stock of $17.205 as reported on the Nasdaq National Market on November 7, 2003.

United PanAm Financial Corp. hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until it shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We have filed a registration statement with the Securities and Exchange Commission relating to the common stock. The common stock may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus is not an offer to sell the common stock, and neither we nor the selling shareholder are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated November 13, 2003

PROSPECTUS

2,200,000 Shares

Common Stock

All of the shares of common stock offered hereby are being sold by a selling shareholder, the PAFLP Liquidating Trust, a Delaware trust. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

Our common stock is traded on the Nasdaq National Market under the symbol “UPFC.” On November 13, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $16.74 per share.

Investing in the common stock involves a high degree of risk.

See Risk Factors beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling shareholder	$	$

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock offered hereby are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental authority or agency.

The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional 330,000 shares of common stock to cover over-allotments, if any, at the public offering price per share, less discounts and commissions.

The underwriters expect that the shares of our common stock will be ready for delivery to purchasers on or about                         .

JMP Securities	Jefferies & Company, Inc.

The date of this prospectus is November             , 2003

You should rely only upon the information contained in, or incorporated into, this prospectus. We have not authorized any other person to provide you with different information. We have supplied all information contained or incorporated by reference relating to our Company. The selling shareholder has supplied all information contained in the document relating to the selling shareholder. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholder are making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this document is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

FORWARD-LOOKING STATEMENTS

Discussions of certain matters contained in this prospectus and incorporated herein by reference may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, projections of future performance, perceived opportunities in the market and statements regarding our mission and vision. You can generally identify forward-looking statements as statements containing the words “will,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume” or other similar expressions. Our actual results, performance and achievements may differ materially from the results, performance and achievements expressed or implied in such forward-looking statements. The discussion under “Risk Factors” identifies some of the factors that might cause such a difference, including the following:

•	changes in general economic conditions;

•	changes in interest rates;

•	our ability to generate sufficient operating and financing cash flows;

•	competition;

•	level of future provisioning for loan losses; and

•	regulatory requirements, including regulations that cause us to meet high capital requirements because we are engaged in nonprime lending.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Actual results may differ from expectations due to many factors beyond our ability to control or predict, including those described below, and in documents incorporated by reference in this prospectus. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

We undertake no obligation to publicly update any forward-looking information. You are advised, however, to consult any additional disclosure we make in our periodic reports filed with the SEC. See “Where You Can Find More Information” and “Documents Incorporated by Reference.”

ii

PROSPECTUS SUMMARY

This summary provides a brief overview of certain information found in greater detail elsewhere in this prospectus. It does not contain all the information that may be important to you in making a decision to purchase our common stock. We urge you to read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in our common stock. For more complete information, you should carefully read this prospectus and the documents referred to in “Where You Can Find More Information” and “Documents Incorporated by Reference.” Unless we indicate otherwise, all information in this prospectus assumes the underwriters will not exercise their over-allotment option. Unless otherwise indicated, all references to “we,” “us” and similar terms shall mean United PanAm Financial Corp. and its subsidiaries.

Our Company

We are a specialty finance company engaged primarily in nonprime automobile finance and insurance premium finance. Our finance businesses are mainly funded with retail and wholesale bank deposits held by our wholly-owned subsidiary, Pan American Bank, FSB, or the Bank, a federally chartered savings association.

Our automobile finance business is conducted through United Auto Credit Corporation, or UACC, a wholly-owned subsidiary of the Bank. UACC purchases and holds for investment nonprime automobile installment sales contracts, or automobile contracts, originated by independent and franchised dealers of used automobiles. Our insurance premium finance business is conducted through a joint venture agreement with BPN Corporation, or BPN. Under this agreement, the Bank finances personal automobile and small business insurance premiums and BPN markets this financing primarily to independent insurance agents in California.

As of September 30, 2003, we had $1.5 billion in total assets comprised of $1.0 billion of AAA-rated United States Government Agency securities, $383.2 million of net automobile contracts and $44.5 million of insurance premium loans. During the twelve months ended September 30, 2003, we purchased $269.0 million of net automobile contracts and originated $109.7 million of insurance premium loans.

Automobile Finance Business

We entered the nonprime automobile finance business in February 1996 by establishing UACC as a subsidiary of the Bank. UACC purchases automobile contracts primarily from dealers of used automobiles, approximately 75% of which were independent dealers and 25% of which were franchisees of automobile manufacturers as of September 30, 2003.

We provide financing to borrowers who typically have limited or impaired credit histories that restrict their ability to obtain loans through traditional sources. Financing arms of automobile manufacturers generally do not make these loans to nonprime borrowers, nor do many other traditional automotive lenders. Nonprime borrowers generally pay higher interest rates and loan fees than do prime borrowers. For the nine months ended September 30, 2003, the weighted average yield on our automobile contracts was 23.9%.

We operate a national network of UACC branches that are generally located proximate to dealers and borrowers. The branch manager of each branch is responsible for underwriting and purchasing automobile contracts and providing focused servicing and collections. The branch network is closely managed and supervised by our Regional Managers and Divisional Vice Presidents. We believe UACC’s branch network operations enable branch managers to develop strong relationships with our primary customers, the automobile dealers. Through our branches, we provide a high level of service to the dealers by providing consistent credit decisions, typically same-day funding and frequent management contact. We believe that the branch network and close management supervision also enhance our risk management and collection functions.

At September 30, 2003, UACC had a total of 65 branches in 25 states, compared to 54 branches at December 31, 2002 and 40 branches at December 31, 2001. We have opened 12 new branches in 2003, including one in October 2003, and intend to open an additional four branches before year-end. Our automobile contract portfolio has grown to $383.2 million at September 30, 2003 from $284.0 million at September 30, 2002 and $202.6 million at September 30, 2001, representing a compounded annual growth rate of 37%.

Insurance Premium Finance Business

We entered the insurance premium finance business in May 1995 through an agreement with BPN. Under this agreement, the Bank finances consumer automobile and small business insurance premiums. BPN markets this loan product primarily to independent insurance agents in California and services the insurance premium loan portfolio for the Bank. As of September 30, 2003, BPN had insurance premium loans originated by almost 900 insurance agents.

We provide automobile insurance financing to drivers who are classified by insurance companies as non-standard or high risk for reasons such as age, driving record or a lapse in insurance coverage. We also provide commercial insurance financing to small businesses for property/casualty and specialty classes of insurance. Our collateral for both consumer and commercial loans is the unearned insurance premium held by the insurance provider. We do not sell or have the risk of underwriting the underlying insurance policy. At September 30, 2003, our insurance premium loan portfolio totaled $44.5 million, with 65% in commercial loans and 35% in consumer loans.

The Bank

The Bank, formed in 1994, is a federally chartered savings association that operates retail branch offices in California. The Bank serves as the principal funding source for our automobile finance and insurance premium finance businesses through its retail and wholesale deposits. At September 30, 2003, aggregate deposits were $477.0 million, of which approximately 80% were demand deposits and CDs under $100,000, which we believe represent a stable and attractive funding source. In addition to operating its retail banking business, the Bank provides compliance, risk management, executive, financial, facilities and human resources management to our other business units.

Under federal regulations, the Bank must maintain at least 60% of its assets in mortgage-related securities. The Bank has chosen to meet this requirement by investing solely in AAA-rated, United States Government Agency securities. The mortgage-related securities we purchase are typically adjustable-rate investments, which we finance through similarly indexed adjustable-rate repurchase agreements. As of September 30, 2003, we had approximately $2.0 billion in available repurchase agreements, generally provided through one-year committed lines from 12 financial institutions with staggered maturities to reduce our risk of liquidity shortfalls. We manage our mortgage securities portfolio with an emphasis on preserving capital by locking in a net spread between our asset yields and our cost of funds.

At September 30, 2003, the Bank had total assets of $1.5 billion, as compared to $920.1 million at September 30, 2002.

Our Business Strategy

Our automobile finance business is our primary business, and we employ the following strategies at UACC to create value for our shareholders:

Pursue Controlled Geographical Expansion and Portfolio Growth.    We intend to expand our automobile finance business by opening additional branch offices in new and existing geographic areas. We currently operate in 25 states and intend to open a total of 16 branches in 2003. We expect to open a similar number of branches each year for the foreseeable future. Another significant growth driver is portfolio growth at the individual branch level. Typically, branches reach a mature level of outstanding loans three to four years after opening and, on average, reach approximately 40% of that level after one year and approximately 73% of that level after two years. We believe this maturing effect creates substantial growth potential in UACC’s current branch network. As of October 31, 2003, 39 of our 66 branches were less than three years old, with 14 branches or 21%, less than one year old, 13 branches, or 20%, between one and two years old and 12 branches, or 18%, between two and three years old.

Develop Exceptional Management.    To ensure successful branch network expansion, we focus on hiring and developing local, experienced branch-level management. Before joining our company, our branch managers average more than 12 years of experience in the auto finance industry primarily with captive finance companies, including GMAC, Ford Motor Credit, Toyota Credit and Chrysler Credit. We provide extensive management training at our corporate headquarters at time of hire and several times each year thereafter to ensure consistency of credit decisions and operations. We grant stock options to all branch managers upon hiring, outline a clear career path for all employees and reward success with advancement within the organization, which we believe has enabled us to attract, retain and promote experienced personnel. All of our current Regional Managers and Divisional Vice Presidents have been promoted from within.

Maintain Consistent Underwriting and Strong Risk Management Controls.    Each of our branch managers is responsible for day-to-day operations, subject to centralized risk management controls. All automobile contracts are underwritten and serviced at the local branch level to place specific accountability for credit decisions and collections on branch management. This is coupled with close supervision of underwriting and credit at each branch by our Regional Managers and Divisional Vice Presidents, as well as by senior management at our corporate headquarters. Because of our stringent underwriting guidelines, we generally purchase only one contract for every ten automobile loan applications we review. In order to promote credit quality above asset growth, our policy is to compensate our branch managers primarily based on credit quality, audit performance, profitability and qualitative merits, with only 17% of bonus pay tied to automobile contract purchase volume.

Provide Superior Customer Service.    UACC’s main customers are the automobile dealers from which we purchase our automobile contracts. To enhance our profitability, we strive to compete primarily on service, instead of making concessions on pricing or credit quality. Because of their close proximity to the local dealer base, UACC’s branches are able to provide superior service to these dealers. Customer service is centered around frequent management contact, clear underwriting parameters, consistent credit decisions, quick approval and typically same-day funding.

Our insurance premium finance business augments our principal automobile finance operations as follows:

Maintain Stable Contributions from Our Insurance Premium Finance Business.    Our insurance premium financing joint venture with BPN generates consistent contributions to our revenues and earnings. We believe our success in this business is primarily due to BPN’s continued focus on managing and developing relationships with independent insurance agents, as well as its efficient and proactive servicing and collection practices. The business has attractive margins with average gross yields of 16.6% for the nine months ended September 2003 and average net yields of 11.5% for the same period. The unearned premium serves as effective collateral in case of a borrower delinquency which has resulted to date in excellent credit performance. We experienced net charge-offs of 0.30% of average insurance premium loans outstanding for the nine months ended September 30, 2003.

Selling Shareholder

The selling shareholder, the PAFLP Liquidating Trust, will acquire substantially all of the shares of our common stock to be sold hereby pursuant to a distribution to be made from PanAmerican Financial, L.P., a Delaware limited partnership, or the Partnership. BVG West Corp., or BVG, is the general partner of the Partnership, and is controlled by Guillermo Bron, our Chief Executive Officer and Chairman of our Board of Directors. The Partnership was formed in 1993 and its term expires on December 31, 2003. On that date, BVG is required to commence the winding-up, dissolution and liquidation of the Partnership and will proceed to distribute the shares of our common stock held by the Partnership to its partners. The shares of our common stock held by the Partnership not included in this offering are subject to lock-up agreements which will expire in full on November 30, 2004. For more information see “Underwriting.”

None of the 120,000 the shares held directly by Mr. Bron, the 1,368,750 shares directly held by BVG or shares to be received by BVG upon dissolution of the Partnership will be sold in this offering.

Recent Change In Accounting Estimates

UACC purchases automobile contracts at a discount from face value. Historically, the Bank has accounted for the purchase of automobile contracts by recording the contract at face value, and allocating the remainder to the allowance for credit losses and unearned income. This method resulted in estimated expected credit losses over the life of the automobile contract being provided at the date of purchase and the credit-adjusted yield being recorded as interest income over the life of the automobile contract.

After consulting with the Office of Thrift Supervision, or the OTS, commencing January 1, 2003, we have elected to allocate the purchase price entirely to automobile contracts and unearned discount at the date of purchase. The unearned discount will be accreted as an adjustment to yield over the life of the automobile contract. An allowance for credit losses will be established through provisions for losses recorded in income as necessary to provide for estimated automobile contract losses (net of remaining unearned discount) at each reporting date. Our policy was to maintain an allowance for all loans in our portfolio to cover estimated net charge-offs for the next six months for loans purchased after January 1, 2003. The six-month estimate took into consideration our historical experience which indicated that the average time from the occurrence of a loss event to realization of that loss is approximately three months. We believed this was an adequate allowance, in light of our historical experience, our assessment of the credit risk inherent in the portfolio, prior loss experience, the levels and trends of non-performing loans, current and prospective economic conditions and other factors. In the third quarter of 2003, the OTS recommended we change our policy to maintain an allowance for all loans in our portfolio to cover estimated net charge-offs for the next twelve months. The impact of this change in accounting estimate is included in our $9.7 million provision for loan losses in the third quarter of 2003 to increase the allowance for loan losses to the required level. The increase to 12 months will result in higher levels of allowances on new automobile contracts purchased in the future, thereby decreasing earnings by the amount of the increased level of allowance.

General Information

Our principal executive offices are located at 3990 Westerly Place, Suite 200, Newport Beach, California 92660, and our telephone number is (949) 224-1917. Our website is www.upfc.com. None of the information on or hyperlinked from our website is incorporated by reference into this prospectus.

The Offering

Common stock offered by the selling shareholder	2,200,000 shares(1)

Common stock outstanding	16,023,868 shares(2)

Use of proceeds	The selling shareholder will receive all proceeds from this offering. We will not receive any proceeds.

Nasdaq National Market symbol	UPFC

(1)	Excludes a 30-day option granted to the underwriters by the selling shareholder to purchase up to 330,000 additional shares of common stock to cover over-allotments, if any.

(2)	Based on shares outstanding as of October 31, 2003. This share information does not include (a) 5,109,196 shares of common stock issuable upon the exercise of stock options outstanding as of October 31, 2003 at a weighted average exercise price of $6.88 per share or (b) 376,086 additional shares reserved for future grants or issuances under our stock option plan.

Summary Consolidated Financial Data

The following table presents our summary consolidated financial data as follows:

•	the financial data and operating data as of and for the years ended December 31, 2000, 2001 and 2002, have been derived from our audited consolidated financial statements; and

•	the financial data and operating data as of and for the nine months ended September 30, 2002 and 2003 have been derived from our unaudited consolidated quarterly financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments considered necessary for a fair presentation for those periods.

You should read the summary consolidated financial data together with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and notes thereto that are included in this prospectus beginning on page F-1. The summary consolidated financial data for the nine months ended September 30, 2003 is not necessarily indicative of our operating results or financial condition to be expected for any future period.

	As of and for the Year Ended December 31,				As of and for the Nine Months Ended September 30,
	2000		2001	2002	2002	2003
	(Dollars in thousands, except per share data)

Statement of Operations Data
Interest income	$44,375		$58,152	$71,357	$51,795	$71,323
Interest expense	14,563		19,522	19,150	13,698	16,901

Net interest income	29,812		38,630	52,207	38,097	54,422
Provision for loan losses	201		615	638	234	12,304 (1)

Net interest income after provision for loan losses	29,611		38,015	51,569	37,863	42,118
Non-interest income (loss)	(10,912	)(2)	2,704	1,880	1,180	2,548
Non-interest expense	24,161		27,992	33,354	24,464	30,043

Income (loss) from continuing operations before income taxes	(5,462)		12,727	20,095	14,579	14,623
Income taxes (benefit)	(2,094)		4,964	7,674	5,659	5,916

Income (loss) from continuing operations	(3,368)		7,763	12,421	8,920	8,707

Loss on disposal of discontinued operations, net of tax(3)	(3,291)		—	—	—	—
Cumulative effect of change in accounting principle	—		—	106	106	—

Net income (loss)	$(6,659)		$7,763	$12,527	$9,026	$8,707

Earnings (loss) per share-diluted:
Continuing operations	$(0.21)		$0.46	$0.70	$0.50	$0.48
Net income (loss)	(0.41)		0.46	0.71	0.51	0.48
Weighted average shares outstanding	16,392		16,931	17,588	17,550	18,254

Balance Sheet Data
Total assets	$489,978		$689,573	$951,286	$920,078	$1,509,990
Loans, net	192,368		253,750	331,257	316,537	415,960
Mortgage loans held for sale, net(3)	712		194	—	—	—
Securities available for sale	223,265		284,837	603,268	598,023	1,047,989
Deposits	348,230		357,350	468,458	442,617	476,966
Repurchase agreements	—		114,776	384,624	386,560	923,685
FHLB advances	60,000		130,000	—	—	—
Trust preferred securities	—		—	—	—	10,000
Shareholders’ equity	69,317		75,666	89,659	85,032	97,940

Operating Data
Return on average assets from continuing operations	(0.95)%		1.61%	1.57%	1.62%	0.93%
Return on average equity from continuing operations	(4.61)%		10.61%	15.37%	15.15%	12.23%
Net interest margin	9.39%		8.46%	6.85%	7.18%	6.00%
Shareholders’ equity to assets	14.15%		10.98%	9.43%	9.22%	6.49%

	As of and for the Year Ended December 31,			As of and for the Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(Dollars in thousands, except per share data)

Asset Quality Data
Nonaccrual loans, net(4)	$3,067	$1,041	$172	$630	$128
Real estate owned(3)	871	—	—	—	—
Total non-performing assets(4)	3,938	1,041	172	630	128
Non-performing assets to total assets	0.80%	0.53%	0.03%	0.20%	0.03%
Allowance for credit losses to loans held for investment	7.88%	7.38%	7.00%	6.88%	5.07%

Automobile Finance Data
Gross contracts purchased	$174,645	$233,368	$314,644	$232,622	$336,971
Net contracts outstanding at period end	176,254	232,902	298,345	283,979	383,185
Average discount on contracts purchased	8.08%	7.89%	7.06%	7.20%	6.80%
Average yield on automobile contracts, net(5)	23.22%	23.17%	22.45%	22.64%	23.90%
Unearned discount (% of net contracts)(5)	—	—	—	—	3.08%
Allowance for loan losses (% of net contracts)(5)	8.11%	7.83%	7.70%	7.65%	5.43%
Total delinquencies over 30 days (% of net contracts)	0.51%	0.79%	0.73%	0.64%	0.67%
Net annual charge-offs (% of average net contracts)	4.17%	5.23%	6.20%	6.00%	5.53%
Number of branches	28	40	54	51	65

Insurance Premium Finance Data
Loans originated	$100,085	$104,771	$106,948	$84,021	$86,742
Loans outstanding at period end	34,185	39,631	36,322	40,628	44,537
Average net yield	15.36%	14.72%	13.32%	13.63%	11.47%
Average loan size at origination	$998	$824	$1,275	$1,294	$1,857
Allowance for loan losses (% of loans outstanding)	1.00%	1.25%	1.27%	1.25%	0.65%
Net annual charge-offs (% of average loans outstanding)	0.89%	0.81%	0.72%	0.73%	0.30%

(1)	$9,674 of the provision for loan losses was incurred in the three months ended September 30, 2003, due in substantial part to a change in an accounting estimate. For a discussion of the change in the accounting estimate see “—Recent Changes in Accounting Estimate” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies.”
(2)	Includes $11,374 loss on residual interest and securitization relating to our discontinued subprime mortgage operations.
(3)	Reflects the fact that we discontinued our subprime mortgage operations in December 2000.
(4)	Non-accrual loans, net for 2000 and 2001 relating to the discontinued subprime mortgage operations were $2,281 and $352, respectively, and non-performing assets relating to this discontinued operations were $3,152 and $352, respectively.
(5)	Commencing on January 1, 2003, we have elected to allocate purchase price entirely to automobile contracts and unearned discount at the time of purchase. See “—Recent Changes in Accounting Estimates.”

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and the information incorporated by reference before deciding to invest in our common stock. Our business, operating results and financial condition could be adversely affected by any of the following specific risks. The trading price of our common stock could decline due to any of these risks and other industry risks, and you could lose all or part of your investment. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations and your investment in our common stock.

Risks Related to Factors Outside Our Control

Changes in general economic conditions may adversely affect our performance.

Each of our businesses is affected directly by changes in general economic conditions, including changes in employment rates, prevailing interest rates and real wages. During periods of economic slowdown or recession, we may experience a decrease in demand for our financial products and services, an increase in our servicing costs, a decline in collateral values and an increase in delinquencies and defaults. A decline in collateral values and an increase in delinquencies and defaults increase the possibility and severity of losses. Any sustained period of increased delinquencies, defaults or losses would materially and adversely affect our financial condition, results of operations and business prospects.

The Bank’s retail operations and the insurance premium finance business are especially susceptible to general economic conditions in the state of California. The Bank, which is the principal funding source for our automobile finance and insurance premium finance businesses, has a concentration of deposits in California. Substantially all of the insurance premium finance business’ operations are currently conducted in California. The cost of the Bank’s deposits and the ability of the insurance premium finance business to profitably originate and service insurance premium finance contracts may be adversely affected by the occurrence of adverse economic conditions or natural disasters in California.

Changes in interest rates may adversely affect our performance.

Our results of operations depend to a large extent upon our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. When interest-bearing liabilities mature or reprice more quickly than interest-bearing assets in a given period, a significant increase in market rates of interest could have a material adverse effect on our net interest income. In addition, the interest rates charged on the automobile contracts purchased from dealers are limited by statutory maximums, restricting our opportunity to pass on increased interest costs. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions, which are beyond our control. Our liabilities generally have shorter terms and are more interest rate sensitive than our loan assets. Accordingly, changes in interest rates could have a material adverse effect on the profitability of our lending activities.

Wholesale auction values may impact our recovery rates.

We sell repossessed automobiles at wholesale auction markets located throughout the United States. Auction proceeds from the sale of repossessed vehicles and other recoveries usually do not cover the outstanding balance of the automobile contracts, and the resulting deficiencies are charged off. Decreased auction proceeds resulting from the depressed prices at which used automobiles may be sold during periods of economic slowdown, recession or otherwise will result in higher credit losses for us. Furthermore, depressed wholesale prices for used automobiles may result from significant liquidations of rental or fleet inventories and from increased volume of trade-ins due to promotional financing programs offered by new vehicle manufacturers. There can be no assurance that our recovery rates will stay at current levels or improve in the future.

Risks Related to Our Business

The ownership of our common stock is concentrated, which may result in conflicts of interest and actions that are not in the best interests of all of our shareholders.

As of September 30, 2003, the Partnership and its general partner, BVG, together owned 10,050,000 shares of our common stock, representing more than 60% of our total outstanding common stock. Our Chairman and Chief Executive Officer, Guillermo Bron, beneficially owns these shares through his majority ownership of and executive position held at BVG.

Upon completion of this offering, our officers and directors will, in the aggregate, beneficially own approximately 61.8% of our outstanding common stock. The term of the Partnership expires on December 31, 2003 at which time BVG is required to commence the winding-up of the Partnership and thereafter distribute the shares of our common stock held by the Partnership to its partners. The winding-up and distribution of these shares will occur after December 31, 2003, but before December 31, 2004. As a result, until such time as the distribution of the shares of our common stock held by the Partnership is substantially effected, our officers and directors, acting together, will have substantial influence over our management and affairs, including the ability to control substantially all matters submitted to our shareholders for approval, the election and removal of our Board of Directors, any amendment of our articles of incorporation or bylaws and the adoption of measures that could delay or prevent a change in control or impede a merger. This concentration of ownership could adversely affect the price of our common stock or lessen any premium over market price that an acquiror might otherwise pay.

We are a holding company with no operations of our own.

The results of our operations and our financial condition are dependent upon the business activities of our principal consolidated subsidiary, the Bank, and our second-tier subsidiary, UACC. In addition, our ability to fund our operations and pay dividends on our common stock is dependent upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any distribution of funds to us from our subsidiaries is subject to statutory, regulatory or contractual restrictions, subsidiaries’ earnings and various other business considerations.

A significant portion of our cash flow comes from our second-tier subsidiary UACC. UACC is a wholly owned subsidiary of the Bank. The Bank is subject to limitations upon its ability to pay dividends to us by regulations of the OTS. UACC is indebted to the Bank for approximately $290.1 million of subordinated debentures issued to fund UACC’s operations. The ability of UACC to repay its obligations to the Bank may be impaired by deficiencies in UACC’s automobile finance operations. Furthermore, any amounts owed to other creditors of UACC may impair the Bank’s ability to have funds available for dividend to us.

We may have to restrict our lending activities if we are unable to maintain or expand our sources of financing.

Our ability to maintain or expand our current level of lending activity will depend on the availability and terms of our sources of financing. We fund the purchase of automobile contracts and our insurance premium finance business principally through deposits. The Bank competes for deposits primarily on the basis of interest rates and, accordingly, the Bank could experience difficulty in attracting deposits if it does not continue to offer rates that are competitive with other financial institutions. Federal regulations require the Bank to maintain 60% of its assets in mortgage-related investments. These investments are funded with commercial repurchase agreements that typically have maturities of 12 months or less. The Bank’s investment activities would be adversely affected to the extent it is unable to renew or otherwise maintain its existing repurchase lines or obtain additional or replacement repurchase agreements on commercially acceptable terms. Accordingly, the growth of our automobile finance and insurance premium businesses will depend to a significant extent on the Bank’s ability to maintain or grow its deposits and renew or otherwise maintain its existing, or obtain additional, repurchase facilities. If these financing sources are not available, the Bank’s lending operations would be adversely affected if it is unable to develop additional financing sources to fund its operations.

We may not be able to generate sufficient operating cash flows to run our automobile finance operations.

Our automobile finance operations require substantial cash to fund growth. Operating cash requirements include funding of new loans, capital expenditures for new branches and ongoing operating costs. Our primary source of operating cash comes from interest and principal payments received on automobile contracts that we hold. The timing and amount of excess cash flows from automobile contracts varies based on a number of factors, including:

•	the rates and amounts of loan delinquencies, defaults and net credit losses;

•	how quickly and at what price repossessed vehicles can be resold; and

•	how quickly new branches become cash-flow positive.

Any adverse change in these factors could reduce or eliminate excess cash flows to us. Although UACC currently has positive operating cash flows, we cannot assure you that UACC will continue to generate positive cash flows in the future, which could have a material adverse effect on our financial position, liquidity and results of operations.

Our automobile finance business would be harmed if we cannot maintain relationships with independent dealers and franchisees of automobile manufacturers.

We purchase automobile contracts primarily from dealers in used automobiles of which, at September 30, 2003, approximately 75% were independent dealers and 25% were franchisees of automobile manufacturers. Many of our competitors have long standing relationships with automobile dealers and may offer dealers or their customers other forms of financing that we currently do not provide. If we are unsuccessful in maintaining and expanding our relationships with dealers, our automobile finance business would be materially and adversely affected.

Because we loan money to credit-impaired borrowers, we may have a higher risk of delinquency and default.

Substantially all of our automobile contracts involve loans made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than are permitted by traditional lenders. Loans made to borrowers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than loans made to borrowers with better credit. Delinquency interrupts the flow of projected interest income from a loan, and default can ultimately lead to a loss if the net realizable value of the automobile securing the loan is insufficient to cover the principal and interest due on the loan. Although we believe that our underwriting criteria and collection methods enable us to manage the higher risks inherent in loans made to nonprime borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. If we experience higher losses than anticipated, our financial condition, results of operations and business prospects would be materially and adversely affected.

Our insurance premium finance business would be harmed if we cannot continue to maintain relationships with our independent insurance agents.

Our insurance premium finance business depends primarily on independent insurance agents for the origination of insurance premium finance contracts. These independent insurance agents deal with multiple lenders for each prospective borrower. Our insurance premium finance business competes with these lenders for the independent agents’ business on price, service, loan fees, costs and other factors. Competitors to our insurance premium finance business also seek to establish relationships with such agents, who are not obligated by contract or otherwise to do business with our insurance premium finance business. The loss of a substantial portion of the business of these agents would have a material adverse effect on our financial condition, results of operations and business prospects.

Defaults on insurance premium finance loans may result in material losses.

Each insurance premium finance loan is designed to ensure that at any point during the term of the underlying insurance policy, the unearned premium under the policy exceeds the unpaid loan principal. However, in the event of a default, the unearned premium may not provide the insurance premium finance business full reimbursement of interest, fees and other charges. In addition, the insurance company may default and fail to remit the unearned premium, and a delay in processing a claim for the return of the unearned premium may cause us to incur a loss. Moreover, any delay in our cancellation of a policy would result in declining collateral protection and increase our risk of loss. Although loan losses on our insurance premium loans to date have not had a material adverse effect on our financial condition, results of operations or business prospects, no assurance can be given that we will not suffer material losses in the future as a result of defaults under insurance premium loans.

We expect our operating results to continue to fluctuate, which may adversely impact our business.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future. Factors that could affect our quarterly earnings include:

•	seasonal variations in the volume of automobile contracts purchased, which historically tend to be higher in the first and second quarters of the year;

•	interest rate spreads;

•	credit losses, which historically tend to be higher in the third and fourth quarters of the year;

•	the phase in of the recent change in accounting estimate; and

•	operating costs.

If we do not retain our key employees and we fail to attract new employees, our business will be impaired.

We are dependent upon the continued services of our key employees as well as the key employees of BPN. In addition, our growth strategy depends in part on our ability to attract and retain qualified branch managers. Ray Thousand, our President and Chief Operating Officer, is a party to an employment agreement with us that expires on December 7, 2003. We are in negotiations with Mr. Thousand for the extension of his agreement. The loss of Mr. Thousand would have a material adverse effect on our business. In addition, the loss of the services of any other key employee, or our failure to attract and retain other qualified personnel, could also have a material adverse effect on our financial condition, results of operations and business prospects.

Competition may adversely affect our performance.

Each of our businesses is highly competitive. Competition in our markets can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and terms of the loan and interest rates. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than us. We compete in the nonprime automobile finance industry primarily with independent companies specializing in nonprime automobile finance and, to a lesser extent, with commercial banks, the captive finance affiliates of automobile manufacturers and savings associations. We compete in the insurance premium finance business with other specialty finance companies, independent insurance agents who offer premium finance services, captive premium finance affiliates of insurance companies and direct bill plans established by insurance companies. In attracting deposits, the Bank competes primarily with other savings institutions, commercial banks, brokerage firms, mutual funds, credit unions and other types of investment companies.

Fluctuations in interest rates and general and localized economic conditions also may affect the competition we face. Competitors with lower costs of capital have a competitive advantage over us.

As we expand into new geographic markets, we will face additional competition from lenders already established in these markets. There can be no assurance that we will be able to compete successfully with these lenders.

We may be unable to manage our growth, and if we cannot do so, it could have a material adverse effect on our business.

Our operations have rapidly expanded over the past seven years and we remain vulnerable to a variety of business risks generally associated with rapidly growing companies. We intend to pursue growth for the foreseeable future, particularly in our automobile finance business by opening new branches. In addition, we may broaden our product offerings to include additional types of consumer loans or may enter other specialty finance businesses. This growth strategy will require additional capital and human resources as well as improvements to our infrastructure and management information systems, some of which have been designed specifically for our banking, auto finance or insurance premium finance businesses. Our failure to implement our planned growth strategy or the failure of our automated systems, including a failure of data integrity or accuracy, would have a material adverse effect on our financial condition, results of operations and business prospects.

We may be unable to sustain UACC’s prior rate of growth.

We have realized substantial growth in our automobile finance business since its inception in 1996. Of UACC’s 65 branches as of September 30, 2003, 37 opened after January 1, 2001 and the amount of automobile contracts purchased has increased from $233.4 million for 2001 to $314.6 million for 2002 to $337.0 million for the nine months ended September 30, 2003. In the future, UACC’s rate of growth will be dependent upon, among other things, the continued success of its efforts to expand the number of branches, attract qualified branch managers, and expand its relationships with independent and franchised dealers of used automobiles. We cannot assure you that UACC’s rate of growth will not decline or that UACC will continue to grow at all in any quarter of any succeeding fiscal year.

Risks Related to Regulatory Factors

Because we engage in a high level of nonprime lending, we may be forced to meet higher capital requirements.

The Bank engages in nonprime lending, which is considered to be a high risk activity by the OTS unless there are sufficient controls. Our nonprime auto loan portfolio represented 371% of our regulatory Tier 1 capital as of September 30, 2003. Because of the high percentage of nonprime assets relative to our Tier 1 capital, the OTS has the authority to impose additional regulatory capital requirements of up to three times higher than the amount normally required even if there are sufficient controls in place. We maintain and currently intend to maintain regulatory capital ratios of at least two times that which is normally required with respect to our nonprime portfolio. If the OTS imposes requirements to maintain higher levels of regulatory capital, it could limit our ability to fund our operations, require us to raise additional capital or sell assets and have an adverse effect on our ability to grow.

Regulatory requirements may restrict our ability to do business.

The Bank is subject to inspection and regulation by the OTS which has the power to enforce the Home Owners Loan Act of 1934, as amended, and its regulations by a variety of actions, ranging from a memorandum of understanding to cease and desist proceedings under the Federal Deposit Insurance Act. As such, the OTS has broad powers to, among other things, require us to change our business practices, hold additional capital, change management and adopt or change accounting practices, such as our allowance for loan losses. In the third quarter of 2003, the OTS recommended we change our policy to maintain an allowance for all loans in our portfolio to cover estimated net charge-offs for the next twelve months. This resulted in an increase in the allowance for loan losses as discussed in “Prospectus Summary—Recent Change in Accounting Estimates.” Any additional actions by the OTS could have a material adverse impact on our business and may impact the price of our common stock, and our access to the capital markets.

The business of the Bank is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System, or the Federal Reserve Board. The Federal Reserve Board implements national monetary policies, (with objectives such as curbing inflation and combating recession), through its open-market operations in U.S. Government securities by adjusting the required level of reserves for depository institutions subject to its reserve requirements, and by varying the target federal funds and discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates earned on interest-earning assets and paid on interest-bearing liabilities. The nature and impact on us and the Bank of any future changes in monetary and fiscal policies cannot be predicted.

Continuing qualification as a qualified thrift lender may adversely affect our growth and performance.

Under the requirements of the Qualified Thrift Lender test, or QTL test, that is set forth by the OTS, the Bank must maintain 60% of its assets in “qualified thrift investments” which are residential mortgages and related investments such as mortgage-related securities. Under the QTL test, no more than 30% of the Bank’s assets can consist of indirect consumer loans, which include automobile contracts and insurance premium loans. As of September 30, 2003, the Bank’s indirect consumer loans comprised 25% of its assets. If the Bank fails to adjust and manage its sources of funds and assets, it may not meet the QTL test, which means that our automobile finance and insurance premium finance businesses could be limited and our ability to grow would be adversely affected.

The scope of our operations exposes us to risks of noncompliance with an increasing and inconsistent body of complex state and local regulations and laws.

Because we operate in 25 states, we must comply with the laws and regulations, as well as judicial and administrative decisions, for all of these jurisdictions. The volume of new or modified laws and regulations has increased in recent years, and in some cases conflict between jurisdictions. From time to time, legislation, as well as regulations, are enacted which have the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies, and other financial institutions and financial services providers are frequently made in the U.S. Congress, in the state legislatures, and before various regulatory agencies. This legislation may change banking statutes and our operating environment and that of our subsidiaries in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of us or any of our subsidiaries. Furthermore, as our operations continue to grow, it may be more difficult to comprehensively identify, accurately interpret and properly train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations which could have a material adverse effect on our results of operations, financial condition and business prospects.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable local, state and federal regulations. There can be no assurance, however, that we will be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have a material adverse effect on our operations.

Risks Related to this Offering

Because there historically has been a low volume of trading in our common stock, there can be no assurance that our stock price will not decline as additional shares are sold in the public marketplace.

The public market for our common stock historically has not been very liquid. The dissolution of the Partnership after this offering will result in the distribution to its partners of 6,208,233 shares of our common stock that were not previously tradeable. All of such shares will be available for immediate sale without restriction or further registration under the securities laws, unless held by an “affiliate” of our company, as that term is defined under federal securities laws, or subject to the lock-up agreement described below. Sales of a substantial number of shares of common stock after this offering could adversely affect the market price of our common stock.

All of our officers, directors and significant beneficial shareholders are subject to agreements that limit their ability to sell their shares of common stock. These securityholders cannot sell or otherwise dispose of any shares of common stock for a period of at least 120 days after the date of this prospectus without the prior written approval of the underwriters. In addition, the Partnership has agreed to further extend the aforementioned lock-up with respect to shares of our common stock held by it or which will be distributed to its partners as to 2,069,411 shares until April 30, 2004, 2,069,411 shares until August 31, 2004 and 2,069,411 shares until November 30, 2004. When these agreements expire, these shares and the shares underlying the options will become eligible for immediate sale, subject to any limitation with respect to “affiliates” set forth above.

Our merger with BVG may result in successor liability that could adversely affect our business and financial condition.

As part of the overall plan of liquidation and winding-up of the Partnership, we have entered into a merger agreement with BVG pursuant to which BVG will be merged into a subsidiary corporation to be formed by us. The merger will be effected concurrently with final distribution of shares of our common stock by, and final dissolution of, the Partnership. In this merger, the stockholders of BVG, including Mr. Bron who subsequent to the distribution will beneficially own approximately 15% of our common stock, will receive, in the aggregate, the same number of shares of our common stock which BVG owned prior to the merger, in the same percentages that such shareholders owned such shares indirectly through BVG immediately prior to the effective time of such merger. Our total outstanding shares will not change as a result of the merger, nor will the underlying beneficial ownership of those shares change. The merger will be accounted for under the purchase method of accounting. Pursuant to the merger agreement, Mr. Bron will indemnify us for any successor liability claims, including claims against BVG in its capacity as general partner of the Partnership or in connection with BVG’s role in the liquidation and dissolution of the Partnership. Mr. Bron will also indemnify us against breaches of, or defaults in connection with, any of the representations, warranties, covenants or agreements of BVG and Mr. Bron contained in the BVG merger agreement. If the indemnification is insufficient to cover any actual liability, we could be subject to losses that could have a material adverse effect on our business and results of operations.

USE OF PROCEEDS

The selling shareholder will receive all of the net proceeds from the sale of the common stock. None of the proceeds will be available for our use or benefit.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Nasdaq National Market under the symbol “UPFC” since our initial public offering in 1998. The following table shows for the periods indicated the high and low sale prices per share of our common stock.

	High	Low
2001
First Quarter	$1.69	$0.88
Second Quarter	$4.06	$1.19
Third Quarter	$6.21	$3.95
Fourth Quarter	$5.35	$4.40

2002
First Quarter	$6.50	$5.30
Second Quarter	$8.00	$4.56
Third Quarter	$8.00	$5.75
Fourth Quarter	$7.75	$5.50

2003
First Quarter	$8.10	$5.50
Second Quarter	$15.00	$7.36
Third Quarter	$19.48	$11.96
Fourth Quarter through November 12, 2003	$19.64	$15.95

On November 13, 2003 the last reported sale price of our common stock on the Nasdaq National Market was $16.74 per share. As of November     , 2003 we had      shareholders of our common stock.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since inception.

We currently anticipate that we will retain all future earnings for use in our business and do not anticipate that we will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and our general financial condition, general business conditions and contractual restrictions on payment of dividends, if any.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003. This offering will have no impact on our capitalization because we are not receiving any of the proceeds from this offering.

September 30, 2003
(In thousands)
Long Term Debt:

Trust preferred securities	$10,000

Shareholders’ Equity:

Preferred stock, no par value: 2,000,000 shares authorized; no shares issued and outstanding	—

Common stock, no par value: 30,000,000 shares authorized; 15,897,267 shares issued and outstanding(1)	65,128

Retained earnings	32,521

Accumulated other comprehensive income	291

Total shareholders’ equity	97,940

Total capitalization	$107,940

(1)	Does not include (a) 5,235,797 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2003 at a weighted average exercise price of $6.77 per share or (b) 374,086 additional shares reserved for future grants or issuances under our stock option plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data as follows:

•	the financial data and operating data as of and for the years ended December 31, 1998, 1999, 2000, 2001, and 2002, have been derived from our audited consolidated financial statements; and

•	the financial data and operating data as of and for the nine months ended September 30, 2002 and 2003 have been derived from our unaudited consolidated quarterly financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments considered necessary for a fair presentation for those periods.

You should read the selected consolidated financial data together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and notes thereto that are included in this prospectus beginning on page F-1. The selected consolidated financial data for the nine months ended September 30, 2003 is not necessarily indicative of our operating results or financial condition to be expected for any future period.

	As of and for the Year Ended December 31,					As of and for the Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(Dollars in thousands, except per share data)
Statement of Operations Data
Interest income	$24,540	$28,803	$44,375	$58,152	$71,357	$51,795	$71,323
Interest expense	7,839	6,033	14,563	19,522	19,150	13,698	16,901

Net interest income	16,701	22,770	29,812	38,630	52,207	38,097	54,422
Provision for loan losses	293	432	201	615	638	234	12,304	(1)

Net interest income after provision for loan losses	16,408	22,338	29,611	38,015	51,569	37,863	42,118
Non-interest income
Net gain on sale of securities	—	—	—	—	491	271	402
Gain (loss) on residual interests in securitizations(2)	—	—	(11,374)	—	—	—	716
Gains on sales of loans, net	976	—	—	1,607	—	—	—
Other non-interest income	936	974	462	1,097	1,389	909	1,430

Total non-interest income (loss)	1,912	974	(10,912)	2,704	1,880	1,180	2,548

Non-interest expense
Compensation and benefits	8,370	10,843	12,903	17,135	20,474	14,926	19,250
Other expense	6,031	7,800	11,258	10,857	12,880	9,538	10,793

Total non-interest expense	14,401	18,643	24,161	27,992	33,354	24,464	30,043

Income (loss) from continuing operations before income taxes	3,919	4,669	(5,462)	12,727	20,095	14,579	14,623
Income taxes (benefit)	1,645	1,908	(2,094)	4,964	7,674	5,659	5,916

Income (loss) from continuing operations	2,274	2,761	(3,368)	7,763	12,421	8,920	8,707

Income (loss) from discontinued operations, net of tax(2)	4,489	(941)	—	—	—	—	—
Loss on disposal of discontinued operations, net of tax(2)	—	(6,172)	(3,291)	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	106	106	—

Net income (loss)	$6,763	$(4,352)	$(6,659)	$7,763	$12,527	$9,026	$8,707

Earnings (loss) per share-basic:
Continuing operations	$0.15	$0.16	$(0.21)	$0.48	$0.79	$0.57	$0.55
Discontinued operations(2)	0.29	(0.42)	(0.20)	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	0.01	0.01	—
Net income (loss)	0.44	(0.26)	(0.41)	0.48	0.80	0.58	0.55
Weighted average shares outstanding	15,263	16,854	16,392	16,017	15,630	15,583	15,879

Earnings (loss) per share-diluted:
Continuing operations	$0.14	$0.16	$(0.21)	$0.46	$0.70	$0.50	$0.48
Discontinued operations(2)	0.28	(0.41)	(0.20)	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	0.01	0.01	—
Net income (loss)	0.42	(0.25)	(0.41)	0.46	0.71	0.51	0.48
Weighted average shares outstanding	16,143	17,253	16,392	16,931	17,588	17,550	18,254

	As of and for the Year Ended December 31,					As of and for the Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(Dollars in thousands, except per share amounts)
Balance Sheet Data
Total assets	$425,559	$438,290	$489,978	$689,573	$951,286	$920,078	$1,509,990
Loans	133,718	158,283	192,368	253,750	331,257	316,537	415,960
Mortgage loans held for sale, net(2)	214,406	136,460	712	194	—	—	—
Securities available for sale	—	9,918	223,265	284,837	603,268	598,023	1,047,989
Allowance for loan losses	(10,183)	(14,139)	(15,156)	(17,460)	(23,179)	(21,646)	(21,099)
Deposits	321,668	291,944	348,230	357,350	468,458	442,617	476,966
Notes payable and repurchase agreements	10,930	—	—	114,776	384,624	386,560	923,685
FHLB advances	—	—	60,000	130,000	—	—	—
Warehouse lines of credit(2)	—	54,415	—	—	—	—	—
Trust preferred securities	—	—	—	—	—	—	10,000
Shareholders’ equity	82,913	75,353	69,317	75,666	89,659	85,032	97,940

Operating Data
Return on average assets from continuing operations	1.04%	1.25%	(0.95)%	1.61%	1.57%	1.62%	0.93%
Return on average equity from continuing operations	4.04%	3.39%	(4.61)%	10.61%	15.37%	15.15%	12.23%
Net interest margin	9.13%	12.45%	9.39%	8.46%	6.85%	7.18%	6.00%
Shareholders’ equity to assets	19.48%	17.19%	14.15%	10.98%	9.43%	9.22%	6.49%
Tangible capital ratio of Bank	6.94%	10.60%	8.52%	7.24%	8.26%	8.16%	6.44%
Core capital ratio of Bank	6.94%	10.60%	8.52%	7.24%	8.26%	8.16%	6.44%
Risk-based capital ratio of Bank	10.77%	10.24%	14.52%	15.71%	18.48%	18.85%	17.08%

Asset Quality Data
Nonaccrual loans, net(3)	$18,632	$13,157	$3,067	$1,041	$172	$630	$128
Real estate owned(2)	1,877	2,590	871	—	—	—	—
Total non-performing assets (3)	20,509	15,747	3,938	1,041	172	630	128
Non-performing assets to total assets(3)	4.82%	3.60%	0.80%	0.53%	0.03%	0.20%	0.03%
Allowance for credit losses to loans held for investment	7.62%	8.93%	7.88%	7.38%	7.00%	6.88%	5.07%

Automobile Finance Data
Gross contracts purchased	$26,089	$124,896	$174,645	$233,368	$314,644	$232,622	$336,971
Net contracts outstanding at period end	$83,921	$128,093	$176,254	$232,902	$298,345	$283,979	$383,185
Average discount on contracts purchased	9.12%	8.79%	8.08%	7.89%	7.06%	7.20%	6.80%
Average yield on automobile contracts, net(4)	24.92%	23.59%	23.22%	23.17%	22.45%	22.64%	23.90%
Unearned discount (% of net contract)(4)	—	—	—	—	—	—	3.08%
Allowance for loan losses (% of net contract)(4)	6.22%	7.40%	8.11%	7.83%	7.70%	7.65%	5.43%
Total delinquencies over 30 days (% of net contracts)	0.67%	0.62%	0.51%	0.79%	0.73%	0.64%	0.67%
Net annual charge-offs (% of average net contracts)	4.56%	4.05%	4.17%	5.23%	6.20%	6.00%	5.53%
Number of branches	15	20	28	40	54	51	65

Insurance Premium Finance Data
Loans originated	$152,998	$107,212	$100,085	$104,771	$106,948	$84,021	$86,742
Loans outstanding at period end	44,709	30,334	34,185	39,631	36,322	40,628	44,537
Average net yield	13.90%	12.73%	15.36%	14.72%	13.32%	13.63%	11.47%
Average loan size at origination	$1,110	$990	$998	$824	$1,275	$1,294	$1,857
Allowance for loan losses (% of loans outstanding)	0.78%	1.28%	1.00%	1.25%	1.27%	1.25%	0.65%
Net annual charge-offs (% of average loans outstanding)	0.78%	1.41%	0.89%	0.81%	0.72%	0.73%	0.30%

(1)	$9,674 of the provision for loan losses was incurred in the three months ended September 30, 2003, due in substantial part to a change in an accounting estimate. For a discussion of the change in the accounting estimate see “Prospectus Summary—Recent Changes in Accounting Estimate” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies.”
(2)	Reflects the fact that we discontinued our subprime mortgage operations in December 2000.
(3)	Non-accrual loans, net for 2000 and 2001 relating to the discontinued subprime mortgage operations were $2,281 and $352, respectively, and non-performing assets relating to these discontinued operations were $3,152 and $352, respectively.
(4)	Commencing on January 1, 2003, we have elected to allocate purchase price entirely to automobile contracts and unearned discount at the time of purchase. See “—Recent Changes in Accounting Estimates.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto and other information included or incorporated by reference herein.

Overview

We are a specialty finance company engaged primarily in nonprime automobile finance and insurance premium finance. We fund our finance businesses mainly with retail and wholesale bank deposits held by our wholly-owned subsidiary, Pan American Bank, FSB, a federally chartered savings association, or the Bank.

Our automobile finance business is conducted through United Auto Credit Corporation, or UACC, a wholly-owned subsidiary of the Bank. UACC purchases and holds for investment nonprime automobile installment sales contracts, or automobile contracts, originated by independent and franchised dealers of used automobiles. Our insurance premium finance business is conducted through a joint venture agreement with BPN Corporation, or BPN. Under this agreement, the Bank finances consumer automobile and small business insurance premiums. BPN markets this financing primarily to independent insurance agents in California.

Critical Accounting Policies

We have established various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Certain accounting policies require us to make significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and our results of operations for the reporting periods.

UACC purchases automobile contracts at a discount from face value. Historically, the Bank has accounted for the purchase of automobile contracts by recording the automobile contract at face value, and allocating the remainder to the allowance for credit losses and unearned income. This method resulted in estimated expected credit losses over the life of the contract being provided at the date of purchase and the credit-adjusted yield being recorded as interest income over the life of the automobile contract.

After consulting with the OTS, commencing January 1, 2003, the Bank has elected to allocate the purchase price entirely to automobile contracts and unearned discount at the date of purchase. The unearned discount will be accreted as an adjustment to yield over the life of the automobile contract. An allowance for credit losses will be established through provisions for losses recorded in income as necessary to provide for estimated automobile contract losses (net of remaining unearned discount) at each reporting date. Our policy was to maintain an allowance for all loans in its portfolio to cover estimated net charge-offs for the next six months for loans purchased after January 1, 2003. We believed this was an adequate allowance, in light of our historical experience, our assessment of the credit risk inherent in the portfolio, prior loss experience, the levels and trends of non-performing loans, current and prospective economic conditions and other factors. In the third quarter of 2003, the OTS recommended we change our policy to maintain an allowance for all loans in our portfolio to cover estimated net charge-offs for the next 12 months. The impact of this change in accounting estimate is included in our $9.7 million provision for loan losses in the third quarter of 2003 to increase the allowance for loan losses to the required level. The increase to 12 months will result in higher levels of allowances on new automobile contracts purchased in the future, thereby decreasing earnings by the amount of the increased level of allowance.

Results of Operations

Comparison of Operating Results for the Nine Months Ended September 30, 2002 and September 30, 2003

General

For the nine months ended September 30, 2003, we reported income of $8.7 million or $0.48 per diluted share. This compares with income of $9.0 million or $0.51 per diluted share, for the nine months ended September 30, 2002.

The decrease in net income was due primarily to a $12.1 million increase in provision for loan losses, including increases attributable to a change in accounting estimate described above in “—Critical Accounting Policies” and a $5.6 million increase in non-interest expense, partially offset by a $16.3 million increase in net interest income for the first nine months of 2003, compared with the first nine months of 2002.

Automobile contracts purchased, including unearned finance charges, increased $104.3 million to $337.0 million for the nine months ended September 30, 2003 from $232.7 million for the nine months ended September 30, 2002, as a result of our planned growth in the automobile finance business, while insurance premium finance originations increased $2.8 million to $86.7 million for the nine months ended September 30, 2003 from $84.0 million for the nine months ended September 30, 2002.

Interest Income

Interest income increased to $71.3 million for the nine months ended September 30, 2003 from $51.8 million for the nine months ended September 30, 2002, due primarily to a $503.0 million increase in average interest earning assets, partially offset by a 1.9% decrease in yield on earning assets. The largest growth components in average interest earning assets were investment securities, which increased by $415.8 million, and automobile contracts, which increased by $89.6 million for the nine months ended September 30, 2003. The increase in investment securities reflects the need to increase assets required for the Bank to meet the 30% QTL test under federal regulatory requirements, while the increase in automobile contracts resulted from the purchase of additional automobile contracts in existing and new markets consistent with planned growth.

The decline in the average yield on interest earning assets was due primarily to an increased concentration of lower yielding investment securities in the nine months ended September 30, 2003 compared to the nine months end September 30, 2002. Securities, with an average yield of 1.84%, comprised 71.0% of our average interest earning assets at September 30, 2003. Securities, with an average yield of 2.89%, comprised 62.7% of our average interest earning assets for the nine months ended September 30, 2002.

Interest Expense

Interest expense increased to $16.9 million for the nine months ended September 30, 2003 from $13.7 million for the nine months ended September 30, 2002 due to a $494.1 million increase in average interest bearing liabilities, partially offset by a 0.83% decline in average cost of liabilities. The largest components of average interest bearing liabilities are deposits of the Bank, which increased to an average balance of $471.2 million for the nine months ended September 30, 2003 from an average balance of $385.9 million during the nine months ended September 30, 2002, and borrowings under repurchase agreements, which increased to an average balance of $677.7 million for the nine months ended September 30, 2003 from an average balance of $217.0 million for the nine months ended September 30, 2002. The increase in borrowings under repurchase agreements resulted from the necessity to increase assets to comply with the 30% QTL test of the OTS. The average cost of liabilities decreased to 1.97% for the nine months ended September 30, 2003 from 2.80% for the comparable period in 2002 generally as a result of a decrease in market interest rates.

Average Balance Sheets

The following table sets forth information relating to our continuing operations for the nine months ended September 30, 2002 and 2003. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities allocated to continuing operations, respectively, for the periods shown. The yields and costs include fees, which are considered adjustments to yields.

	Nine Months Ended September 30,
	2002			2003
	Average Balance(1)	Interest	Average Yield/ Cost	Average Balance(1)	Interest	Average Yield/ Cost
	(Dollars in thousands)
Assets
Interest earning assets
Securities	$444,517	$9,598	2.89%	$860,313	$11,839	1.84%
Mortgage loans, net(2)	149	3	2.33%	—	—	—%
Insurance premium finance loans, net(3)	40,306	4,110	13.63%	37,936	3,254	11.47%
Automobile installment contracts, net(4)	224,888	38,084	22.64%	314,513	56,230	23.90%

Total interest earning assets	709,860	51,795	9.76%	1,212,762	71,323	7.86%

Non-interest earning assets	35,910			40,586

Total assets	$745,770			$1,253,348

Liabilities and Equity
Interest bearing liabilities
Deposits	$385,920	$9,850	3.41%	$471,249	$10,635	3.02%
FHLB advances	52,929	823	2.12%	—	—	—%
Repurchase agreements	216,969	3,025	1.86%	677,707	6,266	1.24%

Total interest bearing liabilities	654,818	13,698	2.80%	1,148,956	16,901	1.97%

Non-interest bearing liabilities	11,309			9,215

Total liabilities	666,127			1,158,171
Equity	79,643			95,177

Total liabilities and equity	$745,770			$1,253,348

Net interest income before provision for loan losses		$38,097			$54,422

Net interest rate spread(5)			6.96%			5.89%
Net interest margin(6)			7.18%			6.00%
Ratio of interest earning assets to interest bearing liabilities			108%			106%

(1)	Average balances are computed on a month-end basis.
(2)	Net of allowance for loan losses; includes non-performing loans.
(3)	Net of allowance for loan losses; includes non-performing loans.
(4)	Net of unearned finance charges, unearned discounts and allowance for loan losses; includes non-performing loans.
(5)	Net interest rate spread represents the difference between the yield on interest earning assets and the cost of interest bearing liabilities.
(6)	Net interest margin represents net interest income divided by average interest earning assets.

Provision and Allowance for Loan Losses

The provision for loan losses was $12.3 million for the nine months ended September 30, 2003 compared to $234,000 for the nine months ended September 30, 2002. The provision for loan losses in 2002 reflects only estimated losses associated with our insurance premium finance business. The provision for 2003 reflects a provision expense of $12.4 million in UACC largely due to a change in accounting estimate described above in “—Critical Accounting Policies,” partially offset by an $88,000 recovery of expense in our insurance premium finance business. The recovery of expense in the insurance premium finance business reflects a substantial reduction in loan losses in the first half of 2003 and in probable incurred losses. This change in losses resulted from a change in loan mix in the insurance premium finance business from auto insurance premium loans to commercial insurance premium loans, which have lower expected losses.

The total allowance for loan losses was $21.1 million at September 30, 2003 compared with $21.8 million at September 30, 2002, representing 5.07% of loans at September 30, 2003 and 6.88% at September 30, 2002. Additionally, unearned discounts on loans totaled $11.8 million at September 30, 2003 compared with zero at September 30, 2002, representing 2.84% of loans at September 30, 2003.

Annualized net charge-offs to average loans were 5.46% for the nine months ended September 30, 2003 compared with 5.45% for the nine months ended September 30, 2002. The allowance for loan losses for 2003 was favorably impacted by the recovery of $537,000 from the state of California for refund of sales taxes on repossessed automobiles.

A provision for loan losses is charged to operations based on our regular evaluation of loans held for investment and the adequacy of the allowance for loan losses. While management believes it has adequately provided for losses and does not expect any material loss on its loans in excess of allowances already recorded, no assurance can be given that economic or other market conditions or other circumstances will not result in increased losses in the loan portfolio.

Non-interest Income

Non-interest income increased to $2.5 million for the nine months ended September 30, 2003 from $1.2 million for the nine months ended September 30, 2002 as a result of a $716,000 gain on the sale of all remaining mortgage related assets related to our discontinued subprime mortgage operations and a $402,000 gain on the sale of investment securities.

Non-interest Expense

Non-interest expense increased $5.5 million to $30.0 million for the nine months ended September 30, 2003 from $24.5 million for the nine months ended September 30, 2002. The increase in non-interest expense was driven primarily by an increase in salaries, employee benefit costs and occupancy expenses of approximately $4.9 million associated with the planned growth of the automobile finance business. During the last year, we expanded our automobile finance operations, resulting in an increase to 440 employees in 65 offices, as of September 30, 2003, from 334 employees in 51 offices, as of September 30, 2002.

Income Taxes

Income taxes increased $200,000 to $5.9 million for the nine months ended September 30, 2003 from $5.7 million for the nine months ended September 30, 2002.

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2002

General

In 2002 we reported income of $12.5 million, or $0.71 per diluted share, compared with $7.8 million, or $0.46 per diluted share for 2001.

Interest income in 2002 increased to $71.4 million compared with $58.2 million in 2001 while net interest income increased to $52.2 million in 2002 from $38.6 million in 2001. Gross automobile receivables were $298.3 million at December 31, 2002 compared to $232.9 million at December 31, 2001, accounting for much of the increase in interest income and net interest income.

Interest Income

Interest income increased to $71.4 million in 2002 from $58.2 million in 2001 due primarily to a $305.1 million increase in average interest earning assets, partially offset by a 337 basis point decrease in the weighted average interest rate on interest earning assets. The largest components of growth in our average interest earning assets were automobile contracts, which increased $62.4 million in 2002, and investment securities, which increased $242.5 million in 2002. The increase in automobile contracts principally resulted from the purchase of additional automobile contracts in existing and new markets consistent with the planned growth of this business unit. The increase in investment securities was primarily a result of the increase in assets required for the Bank to meet the QTL test under federal regulatory requirements.

The decline in the average yield on interest earning assets was principally due to a general decline in the market interest rates and to the increase in securities, which have lower yields compared to loans. Securities, with an average yield of 2.74%, comprised 63.9% of our average interest earning assets for 2002. Securities, with an average yield of 5.11%, comprised 53.5% of our average interest earning assets for 2001.

Interest Expense

Interest expense decreased to $19.2 million 2002 from $19.5 million for 2001, due to a 219 basis point decrease in the weighted average interest rate on interest bearing liabilities, partially offset by a $306.8 million increase in average interest bearing liabilities. The largest components of the increase in interest bearing liabilities were deposits of the Bank, which increased to an average balance of $405.5 million in 2002 from an average balance of $362.5 million in 2001, and borrowings under repurchase agreements, which increased to an average balance of $260.1 million in 2002 from an average balance of $4.5 million in 2001. The increase in borrowings under repurchase agreements resulted from the necessity to increase assets to comply with the 30% test of the OTS.

The average cost of deposits decreased to 3.37% for 2002 from 5.00% for 2001, generally as a result of a decrease in market interest rates and the repricing of deposits to these lower market rates.

Average Balance Sheets

The following table sets forth information relating to our continuing operations for the years ended December 31, 2001 and 2002. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities allocated to continuing operations, respectively, for the periods shown. The yields and costs include fees, which are considered adjustments to yields.

	Year Ended December 31,
	2001			2002
	Average Balance(1)	Interest	Average Yield/ Cost	Average Balance(1)	Interest	Average Yield/ Cost
	(Dollars in thousands)
Assets
Interest earnings assets
Securities	$244,479	$12,504	5.11%	$487,015	$13,344	2.74%
Mortgage loans, net(2)	3,938	429	10.89%	121	3	2.15%
Insurance premium finance loans, net(3)	35,757	5,265	14.72%	39,790	5,300	13.32%
Automobile installment contracts, net(4)	172,424	39,954	23.17%	234,806	52,710	22.45%

Total interest earning assets	456,598	58,152	12.74%	761,732	71,357	9.37%

Non-interest earning assets	26,141			34,862

Total assets	$482,739			$796,594

Liabilities and Equity
Interest bearing liabilities
Customer deposits	$362,503	$18,119	5.00%	$405,540	$13,676	3.37%
Repurchase agreements	4,503	157	3.46%	260,139	4,650	1.79%
FHLB advances	30,830	1,246	4.04%	38,947	824	2.12%

Total interest bearing liabilities	397,836	19,522	4.91%	704,626	19,150	2.72%

Non-interest bearing liabilities	11,724			10,451

Total liabilities	409,560			715,077
Equity	73,179			81,517

Total liabilities and equity	$482,739			$796,594

Net interest income before provision for loan losses		$38,630			$52,207

Net interest rate spread(5)			7.83%			6.65%
Net interest margin(6)			8.46%			6.85%
Ratio of interest earning assets to interest bearing liabilities			115%			108%

(1)	Average balances are measured on a month-end basis.
(2)	Net of deferred loan origination fees, allowance for loan losses, unamortized discounts and premiums; includes non-performing loans.
(3)	Net of allowance for loan losses, includes non-performing loans.
(4)	Net of unearned finance charges and allowance for loan losses; includes non-performing loans.
(5)	Net interest rate spread represents the difference between the yield on interest earning assets and the cost of interest bearing liabilities.
(6)	Net interest margin represents net interest income divided by average interest earning assets.

Rate and Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities have affected our interest income and interest expense from continuing operations during the periods indicated. Information is provided in each category with respect to changes attributable to changes in volume (changes in volume multiplied by prior rate), changes attributable to changes in rate (changes in rate multiplied by prior volume) and the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2002
	Increase (Decrease)
	Volume	Rate	Net
	(In thousands)
Interest earning assets:
Securities	$1,579	$(739)	$840
Mortgage loans, net	(233)	(193)	(426)
Insurance premium finance loans, net	231	(195)	36
Automobile installment contracts, net	13,959	(1,204)	12,755

Total interest earning assets	15,536	(2,331)	13,205

Interest bearing liabilities:
Customer deposits	2,553	(6,996)	(4,443)
Notes payable	4,532	(39)	4493
FHLB advances	521	(943)	(422)

Total interest bearing liabilities	7,606	(7,978)	(372)

Change in net interest income	$7,930	$5,647	$13,577

Provision and Allowance for Loan Losses

Total provision for loan losses was $638,000 for 2002 compared to $615,000 for 2001. The provision for loan losses associated with the insurance premium finance business was $238,000 in 2002. This compares with a $365,000 provision for loan losses reflecting estimated credit losses associated with our insurance premium finance business in 2001. This decrease resulted from a decline in the insurance premium finance loan portfolio as well as fewer losses. Also, in 2002, an additional $400,000 provision for loan losses was recognized in connection with the existing auto loan portfolio, compared to a provision of $250,000 in 2001.

Our total allowance for losses was $23.2 million at December 31, 2002 compared with $17.5 million at December 31, 2001, representing 7.00% of loans held for investment at December 31, 2002 and 7.38% at December 31, 2001. Net charge-offs to average loans were 5.88% in 2002 compared with 4.58% in 2001. At December 31, 2002, we allocated 11.5% of net automobile contract purchased to the provision for loan losses compared to 10.5% at December 31, 2001.

Non-interest Income

Non-interest income decreased $800,000 to $1.9 million in 2002 from $2.7 million in 2001. The decrease resulted from a net gain on sale of loans of $1.6 million in 2001, which was not repeated in 2002, partially offset by a $491,000 net gain on the sale of securities.

Components of non-interest income include fees and charges for Bank services and miscellaneous other items. The total of all of these items increased $300,000 to $1.4 million in 2002 from $1.1 million in 2001.

Non-interest Expense

Non-interest expense increased $5.4 million to $33.4 million in 2002 from $28.0 million in 2001. This increase primarily reflects an increase in salaries, employee benefits and other personnel costs of approximately $3.3 million associated with the expansion of our automobile finance operations. In addition, occupancy expense increased $700,000 reflecting the costs associated with maintaining and expanding the branch offices in the automobile finance lending area. During 2002, we opened 14 new branches for a total of 54 branches at December 31, 2002.

Income Taxes

Income taxes increased $2.7 million to $7.7 million in 2002 from $5.0 million in 2001. This increase occurred as a result of a $7.4 million increase in income before income taxes between the two periods.

Comparison of Operating Results for the Years Ended December 31, 2000 and December 31, 2001

General

In 2001, we reported income from continuing operations of $7.8 million, or $0.46 per diluted share, compared with a loss from continuing operations of $3.4 million, or $0.21 per diluted share in 2000. Including discontinued operations, we reported income of $7.8 million, or $0.46 per diluted share in 2001 compared with a net loss of $6.7 million, or $0.41 per diluted share in 2000.

Contributing to our 2000 loss from continuing operations were charges as described below.

We recorded a pre-tax charge of $11.4 million during 2000 to reflect a write-down in the value of residual interests arising from our 1999 subprime mortgage securitizations. The residual interests were sold in January 2001 and were valued at December 31, 2000 according to the sale price and terms of this contract.

A pre-tax charge of $1.3 million, which was included in other expenses in the statement of operations, was also recorded during 2000, relating to a write-down of our goodwill arising from the 1998 purchase of a third party’s insurance premium finance operations. The write-down reflects impairment in the value of this goodwill as a result of a decline in future benefits expected to be received from this acquisition as a result of a change in market conditions.

Interest income on 2001 increased to $58.2 million compared with $44.4 million in 2000 while net interest income increased to $38.6 million in 2001 from $29.8 million in 2000. Gross automobile receivables increased from $176.3 million at December 31, 2000 to $232.9 million at December 31, 2001 accounting for much of the increase in interest income and net interest income.

Interest Income

Interest income increased to $58.2 million in 2001 from $44.4 million in 2000 primarily due to a $139.0 million increase in average interest earning assets, partially offset by a 123 basis point decrease in the weighted average interest rate in interest earning assets. The largest components of growth in our average interest earning assets were automobile contracts, which increased $50.2 million, and investment securities, which increased $98.4 million. The increase in automobile contracts principally resulted from the purchase of additional dealer contracts in existing and new markets consistent with the planned growth of this business unit. The increase in investment securities was primarily a result of the reinvestment of proceeds received from the sale of discontinued mortgage assets and the increase in assets for the Bank to meet the QTL test of the OTS.

The decline in average yield on interest earning assets was principally due to the increase in investment securities, which have lower yields compared to loans, and to a general decline in market interest rates. Securities, with an average yield of 5.11%, comprised 50.6% of our average interest earning assets at December 31, 2001. Securities, with an average yield of 6.54%, comprised 41.6% of our average interest earning assets at December 31, 2000.

Interest Expense

Interest expense increased to $19.5 million for 2001 from $14.6 million for 2000, due to a $134.0 million increase in average interest bearing liabilities, partially offset by a 61 basis point decreased in the weighted average interest rate on interest bearing liabilities. The largest component of the increase in interest bearing liabilities was deposits of the Bank, which increased to an average balance of $362.5 million in 2001 from an average balance of $241.0 million in 2000. The increase in average deposits was due primarily to the reallocation of deposits to continuing operations from operations we discontinued in 2000. There were no deposits allocated to discontinued operations in 2001.

The average cost of deposits decreased to 5.00% for 2001 from 5.42% for 2000, generally as a result of a decrease in market interest rates and the repricing of deposits to these lower market rates.

Average Balance Sheets

The following table sets forth information relating to our continuing operations for the years ended December 31, 2000 and 2001. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities allocated to continuing operations, respectively, for the periods shown. The yields and costs include fees, which are considered adjustments to yields.

	Year Ended December 31,
	2000			2001
	Average Balance(1)(2)	Interest	Average Yield/ Cost	Average Balance(2)	Interest	Average Yield/ Cost
	(Dollars in thousands)
Assets
Interest earning assets
Securities	$146,129	$9,561	6.54%	$244,479	$12,504	5.11%
Mortgage loans, net(3)	18,546	1,630	8.79%	3,938	429	10.89%
Insurance premium finance loans, net(4)	30,647	4,791	15.63%	35,757	5,265	14.72%
Automobile installment contracts, net(5)	122,280	28,393	23.22%	172,424	39,954	23.17%

Total interest earning assets	317,602	44,375	13.97%	456,598	58,152	12.74%

Non-interest earning assets	33,410			26,141

Total assets	$351,012			$482,739

Liabilities and Equity
Interest bearing liabilities
Customer deposits	$240,974	$13,057	5.42%	$362,503	$18,119	5.00%
Repurchase agreements	—	—	—	4,503	157	3.46%
FHLB advances	22,877	1,506	6.58%	30,830	1,246	4.04%

Total interest bearing liabilities	263,851	14,563	5.52%	397,836	19,522	4.91%

Non-interest bearing liabilities	14,102			11,724

Total liabilities	277,953			409,560
Equity	73,059			73,179

Total liabilities and equity	$351,012			$482,739

Net interest income before provision for loan losses		$29,812			$38,630

Net interest rate spread(6)			8.45%			7.83%
Net interest margin(7)			9.39%			8.46%
Ratio of interest earning assets to interest bearing liabilities			120%			115%

(1)	Excludes average assets and liabilities of our mortgage operations, as interest income and interest expense associated with the subprime mortgage finance business are reported as discontinued operations in the consolidated statements of operations. Allocated assets and liabilities for 2000 are shown below. There were no such allocations in 2001.

Year Ended December 31, 2000
(In thousands)
Average assets of continuing operations	$351,012
Average mortgage loans of discontinued operations	63,264

Total average assets	$414,276

Average liabilities and equity of continuing operations	$351,012
Average customer deposits allocated to discontinued operations	61,468
Average warehouse lines of credit of discontinued operations	1,796

Total average liabilities and equity	$414,276

(2)	Average balances are measured on a month-end basis.
(3)	Net of deferred loan origination fees, allowance for loan losses, unamortized discounts and premiums; includes non-performing loans.
(4)	Net of allowance for loan losses, includes non-performing loans.
(5)	Net of unearned finance charges and allowance for loan losses; includes non-performing loans.
(6)	Net interest rate spread represents the difference between the yield on interest earning assets and the cost of interest bearing liabilities.
(7)	Net interest margin represents net interest income divided by average interest earning assets.

Rate and Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities have affected our interest income and interest expense from continuing operations during the periods indicated. Information is provided in each category with respect to changes attributable to changes in volume (changes in volume multiplied by prior rate), changes attributable to changes in rate (changes in rate multiplied by prior volume) and the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2000 Compared to Year Ended December 31, 2001
	Increase (Decrease)
	Volume	Rate	Net
	(In thousands)
Interest earning assets
Securities	$4,356	$(1,413)	$2,943
Mortgage loans, net	(1,728)	527	(1,201)
Insurance premium finance loans, net	727	(253)	474
Automobile installment contracts, net	11,620	(59)	11,561

Total interest earning assets	14,975	(1,198)	13,777

Interest bearing liabilities
Customer deposits	5,981	(919)	5,062
Notes payable	157	0	157
FHLB advances	2,341	(2,601)	(260)

Total interest bearing liabilities	8,479	(3,520)	4,959

Change in net interest income	$6,496	$2,322	$8,818

Provision and Allowance for Loan Losses

The total provision for loan losses was $615,000 in 2001 and $201,000 in 2000. Of this, $365,000 was the provision for loan losses reflecting estimated credit losses associated with our insurance premium finance business, compared with $201,000 in 2000. This increase resulted from the growth in the insurance premium finance loan portfolio as well as an increase in the allocation percentage from 1.0% of loans in 2000 to 1.25% in 2001. Also, after review of loss experience, an additional $250,000 provision for loan losses was recognized in connection with the existing automobile contract portfolio. No provision for loan losses for the automobile contract portfolio was recognized in 2000.

Our total allowance for losses was $17.5 million at December 31, 2001 compared with $15.2 million at December 31, 2000, representing 7.4% of loans held for investment at December 31, 2001 and 7.9% at December 31, 2000. Net charge-offs to average gross loans were 4.6% in 2001 compared with 4.9% in 2000. At December 31, 2001, we allocated 10.5% of net automobile contracts purchased to the provision for loan losses compared to 9.0% at December 31, 2000.

Non-interest Income

Non-interest income increased $13.6 million, to $2.7 million in 2001 from a loss of $10.9 million in 2000. The increase resulted from an $11.4 million pre-tax write-down of the value of residual interests in securitizations in 2000 and a $1.6 million gain on sales of loans in 2001. We sold our residual interests in securitizations in January 2001 and this sale was used to determine the fair value of these assets at December 31, 2000.

Other components of non-interest income include fees and charges for Bank services and miscellaneous other items. The total of all of these items increased $635,000 from $462,000 for the year ended December 31, 2001. Included in non-interest income is a charge of $500,000 in both 2000 and 2001 in connection with the write-off of our investment in a discontinued business.

Non-interest Expense

Non-interest expense increased $3.8 million, to $28.0 million in 2001 from $24.2 in 2000. This increase primarily reflects an increase in salaries, employee benefits and other personnel costs of approximately $4.2 million associated with the expansion of our automobile finance operations. In addition, occupancy expense increased $602,000, reflecting the costs associated with maintaining and expanding the branch offices in the auto finance lending area. Overall, other expenses decreased $1.0 million during 2001 compared to 2000. This decrease resulted from a $1.3 million pretax charge in 2000 in connection with the write-down of goodwill arising from the 1998 purchase of a third party’s insurance premium operations and a $700,000 pre-tax provision in 2000 for the relocation of certain offices with no comparable expenses in 2001. These reductions were partially offset by a $1.0 million increase during 2001 compared to 2000 in other operating expense, including professional fees, supplies, data processing, telephone and postage, as a result of growth in our automobile lending operations.

Financial Condition

Comparison of Financial Condition at September 30, 2003 and December 31, 2002

Total assets increased $558.7 million to $1,510.0 million at September 30, 2003, from $951.3 million at December 31, 2002. This increase occurred primarily as a result of a $96.5 million increase in loans to $427.8 million at September 30, 2003 from $331.3 million at December 31, 2002 and a $444.7 million increase in investment securities to $1,048.0 million at September 30, 2003, from $603.3 million at December 31, 2002.

Loans increased largely as a result of planned expansion in our auto loan portfolio. Securities available for sale increased as a result of the conversion of short-term investments and the reinvestment of proceeds of increased borrowings under repurchase agreements. The increase in the assets is required in order for us to meet the QTL test under federal regulatory regulations.

Deposits increased $8.5 million to $477.0 million at September 30, 2003 from $468.5 million at December 31, 2002. Retail deposits increased $28.0 million to $340.8 million at September 30, 2003 from $312.8 million at December 31, 2002. Brokered deposits decreased $19.5 million to $136.2 million from $155.7 million at December 31, 2002.

During the three months ended September 30, 2003, the Bank sold the deposits of one of its retail bank branches. The deposits sold were approximately $35 million and the transaction is expected to close in January 2004.

Borrowings under repurchase agreements increased $539.1 million to $923.7 million at September 30, 2003 from $384.6 million at December 31, 2002. The increase was in LIBOR based floating rate borrowings used to fund the purchase of AAA-rated LIBOR-adjustable-rate United States Government securities.

During the three months ended September 30, 2003, we issued $10.0 million of trust preferred securities through a subsidiary UPFC Trust 1. We will pay interest on these funds at a rate equal to the three month LIBOR plus 3.05%, variable quarterly. As of September 30, 2003, this rate was 4.16%. The final maturity of these securities is 30 years, however, they can be called at par any time after five years, at our option.

Shareholders’ equity increased to $97.9 million at September 30, 2003 from $89.7 million at December 31, 2002, primarily as a result of net income of $8.7 million during the nine months ended September 30, 2003.

Comparison of Financial Condition at December 31, 2001 and December 31, 2002

Total assets increased $261.7 million, to $951.3 million at December 31, 2002 from $689.6 million at December 31, 2001. The increase occurred primarily as a result of a $318.4 million increase in securities available for sale, which increased to $603.3 million at December 31, 2002 from $284.8 million at December 31, 2001 and a $78.4 million increase in loans, which increased to $331.3 at December 31, 2002 from $253.8 at December 31, 2001, partially offset by a $127.1 million decline in cash and cash equivalents.

Loans increased largely as a result of planned expansion in our auto loan portfolio. Securities available for sale increased as a result of the conversion of short-term investments and the reinvestment of proceeds of increased borrowings under repurchase agreements. The increase in the assets is required in order for us to meet the QTL test under federal regulatory regulations.

Premises and equipment increased $600,000 to $2.7 million at December 31, 2002 from $2.1 million at December 31, 2001 primarily as a result of the continuing growth of our auto finance business.

Deposits increased $111.1 million, to $468.5 million at December 31, 2002 from $357.4 million at December 31, 2001. This increase was primarily due to an increase in brokered CDs, which increased to

$155.7 million at December 31, 2002 from $51.5 million at December 31, 2001. Retail deposits increased $34.7 million, which increased to $312.7 million at December 31, 2002 from $278.0 million at December 31, 2001, including Internet deposits. The increase in brokered CDs resulted from issuing longer term CDs to lock in rates in a favorable interest rate environment.

Other interest bearing liabilities include FHLB advances and borrowings under repurchase agreements. FHLB advances were zero at December 31, 2002 compared with $130.0 million at December 31, 2001. Borrowings under repurchase agreements were $384.6 million as of December 31 2002 compared with $114.8 million as of December 31, 2001. The increase in borrowings under repurchase agreements was primarily due to our use of wholesale borrowings to fund the purchase of investment securities to meet the QTL test under federal regulatory requirements.

Net deferred tax assets were $679,000 at December 31, 2002 due principally to temporary differences in the recognition of reserves for loan losses and prior operating losses for federal and state income tax reporting and financial statement reporting purposes.

Shareholders’ equity increased to $89.7 million at December 31, 2002 from $75.7 million at December 31, 2001, as a result of our 2002 profit of $12.5 million, $139,000 of unrealized gain on securities, a $1.0 million increase as a result of the exercise of stock options in 2002 and $300,000 from payment in full of a loan to a director originally used to finance the exercise of company stock options in 1997 and 1999.

Comparison of Financial Condition at December 31, 2000 and December 31, 2001

Total assets increased $199.6 million to $689.6 at December 31, 2001 from $490.0 million at December 31, 2000. The increase occurred primarily as a result of a $98.1 million increase in cash and cash equivalents, which increased to $140.7 million at December 31, 2001 from $42.6 million at December 31, 2000, securities available for sale increased $61.6 million to $284.8 million at December 31, 2001 from $223.3 million at December 31, 2000, and loans net increased $44.0 million to $236.4 December 31, 2001 from $192.4 at December 31, 2000.

Loans increased as a result of planned expansion in our auto loan portfolio and securities available for sale and cash and cash equivalents increased as a result of the reinvestment of proceeds of increased borrowings from FHLB and borrowings under reverse repurchase agreements. The increase in assets reflected the purchase of investment securities required to meet the QTL test under federal regulatory requirements.

Residual interests in securitizations consisted of beneficial interests in the form of an interest-only strip representing the subordinated right to receive cash flows from a pool of securitized loans after payment of required amounts to the holders of the securities and certain costs associated with the securitizations. Our residual interest were $8.9 million at December 31, 2000. We sold all of the residual interests arising form the 1999 securitizations in January 2001. Accordingly, as of December 31, 2000, these residual interests were valued based on the terms and conditions of the sales contract and the net cash proceeds received at the settlement date in January 2001.

Premises and equipment increased $500,000 to $2.1 million at December 31, 2001 from $1.6 million at December 31, 2000 primarily as a result as a result of the continuing growth of our automobile finance business.

Deposit accounts increased $9.2 million, to $357.4 million at December 31, 2001 from $348.2 million at December 31, 2000. This increased was primarily due to an increase in brokered CDs, which increased to $51.5 million at December 31, 2001 from $28.6 million at December 31, 2000. Retail deposits decreased $21.1 million, to $278.8 million at December 31 2001 from $299.1 million at December 31, 2000.

Other interest bearing liabilities included FHLB advances and borrowings under repurchase agreements. FHLB advances increased $70.0 million to $130.0 million at December 31, 2001 from $60.0 million at

December 31, 2000. Borrowings under reverse repurchase agreements were $114.8 million as of December 31, 2001. There were no outstanding borrowings under repurchase agreements at December 31, 2000. The increase in FHLB advances and repurchase agreements was primarily due to our use of wholesale borrowings as an alternative to deposits as a funding source for asset growth.

Net deferred tax assets were $6.9 million at December 31, 2001 due principally to temporary differences in the recognition of reserves for loan losses and discontinued operations for federal and state income tax reporting and financial statement reporting purposes.

Shareholders’ equity increased to $75.7 million at December 31, 2001 from $69.3 million at December 31, 2000, as a result of our 2001 profit of $7.8 million, $247,000 of unrealized gain on securities and a $1.4 million increase as a result of the exercise of stock options in the second quarter of 2001, partially offset by a $3.1 million repurchase of shares of our common stock.

Liquidity and Capital Resources

General

Our primary source of funds are deposits at the Bank and commercial repurchase agreements, and, to a lesser extent, FHLB advances, interest payments on short-term investments and proceeds from the maturation of securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. However, we have continued to maintain adequate levels of liquid assets to fund our operations. Management, through its asset and liability committee, monitors rates and terms of competing sources of funds to use the most cost-effective source of funds wherever possible.

The major source of funds consists of deposits obtained through the Bank’s retail branches in California. The Bank offers checking accounts, various money market accounts, regular passbook accounts, fixed interest rate certificates with varying maturities and retirement accounts. Deposit account terms vary by interest rate, minimum balance requirements and the duration of the account. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank periodically based on liquidity and financing requirements, rates paid by competitors, growth goals and federal regulations. At September 30, 2003, retail deposits were $340.7 million or 71.4% of total deposits.

The Bank also uses broker-originated deposits to supplement its retail deposits and, at September 30, 2003, brokered deposits totaled $136.2 million or 28.6% of total deposits. Brokered deposits are originated through major dealers specializing in such products.

The following table sets forth the balances and rates paid on each category of deposits at the dates indicated.

	December 31,				September 30, 2003
	2001		2002
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)
Passbook accounts	$47,931	2.31%	$52,911	1.72%	$70,061	1.54%
Checking accounts	13,795	1.06%	16,854	1.00%	20,652	0.77%
Certificates of deposit
Under $100,000	212,981	4.43%	314,130	3.63%	291,090	3.24%
$100,000 and over	82,643	4.33%	84,563	3.13%	95,163	2.57%

Total	$357,350	3.99%	$468,458	3.23%	$476,966	2.75%

The following table sets forth the time remaining until maturity for all CDs at December 31, 2001 and 2002 and at September 30, 2003.

	December 31,		September 30, 2003
	2001	2002
	(In thousands)
Maturity within one year	$237,683	$185,295	$170,967
Maturity within two years	46,170	58,852	78,936
Maturity within three years	7,657	41,628	43,958
Maturity over three years	4,114	112,918	92,392

Total certificates of deposit	$295,624	$398,693	$386,253

Since 2001, the Bank has made significant progress in extending maturities of its deposits. However, the Bank has a significant amount of deposits maturing in less than one year. We believe the Bank’s current pricing strategy will enable it to retain a significant portion of these accounts at maturity and that it will continue to have access to sufficient amounts of CDs which, together with other funding sources, will provide the necessary level of liquidity to finance its lending businesses. However, as a result of these shorter-term deposits, the rates on these accounts may be more sensitive to movements in market interest rates, which may result in a higher cost of funds.

As shown below, the Bank’s regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of September 30, 2003.

	September 30, 2003
	Amount	Percent of Adjusted Assets
	(Dollars in thousands)
GAAP Capital	$97,940	6.46%
Tangible Capital:(1)
Regulatory requirement	$22,708	1.50%
Actual capital	97,649	6.44%

Excess	$74,784	4.94%
Leverage (Core) Capital:(1)
Regulatory requirement	$45,416	3.00%
Actual capital	97,649	6.44%

Excess	$52,076	3.44%
Risk-Based Capital:(2)
Regulatory requirement	$49,350	8.00%
Actual capital	105,363	17.08%

Excess	$56,013	9.08%

(1)	Regulatory capital reflects modifications from GAAP due to excess reserve for loan loss not permitted to be included in regulatory capital.
(2)	Based on risk-weighted assets of $617.0 million.

As used herein, leverage ratio means the ratio of core capital to adjusted total assets, Tier 1 risk-based capital ratio means the ratio of core capital to risk-weighted assets, and total risk-based capital ratio means the ratio of total capital to risk-weighted assets, in each case as calculated in accordance with current OTS capital regulations. Under the Federal Deposit Insurance Corporation Act of 1991, or FDICIA, the Bank is deemed to be “well capitalized” as of September 30, 2003.

Through the Bank, we can obtain advances from the FHLB, collateralized by the Bank’s investment securities. The FHLB functions as a central reserve bank providing credit for thrifts and certain other member financial institutions. Advances are made pursuant to several programs, each of which has its’ own interest rate and range of maturities. Limitations on the amount of advances are based generally on a fixed percentage of total assets or on the FHLB’s assessment of an institution’s credit-worthiness.

The following table sets forth certain information regarding our short-term borrowed funds (consisting of FHLB advances and borrowings under repurchase agreements) at or for the periods ended on the dates indicated.

	Year Ended December 31,		Nine Months Ended September 30, 2003
	2001	2002
	(Dollars in thousands)
FHLB advances
Maximum month-end balance	$130,000	$130,000	$—
Balance at end of period	130,000	—	—
Average balance for period	38,830	38,974	—
Weighted average interest rate on balance at end of period	1.97%	—	—
Weighted average interest rate on average balance for period	4.04%	2.11%	—
Repurchase agreements
Maximum month end balance	$114,776	$410,234	$923,685
Balance at end of period	114,776	388,624	923,685
Average balance for period	4,503	260,139	677,707
Weighted average interest rate on balance at end of period	2.37%	1.40%	1.12%
Weighted average interest rate on average balance for period	3.46%	1.79%	1.24%

We had no material contractual obligations or commitments for capital expenditures at September 30, 2003. All of our leased properties are leased for terms expiring on various dates to 2007, many with options to extend the lease term.

Lending Activities

Summary of Loan Portfolio.

At September 30, 2003, our net loan portfolio constituted of $394.9 million, or 26% of our total assets. The following table sets forth the composition of our loan portfolio at the dates indicated.

	December 31,		September 30, 2003
	2001	2002
	(In thousands)
Consumer Loans
Automobile contracts	$232,902	$298,345	$383,185
Insurance premium finance	28,710	17,922	15,670
Other consumer loans	98	80	53

Total consumer loans	261,710	316,347	398,908

Mortgage Loans
Subprime mortgage loans	352	—	—

Total mortgage loans	352	—	—

Commercial Loans
Insurance premium finance	10,921	18,400	28,867

Total commercial loans	10,921	18,400	28,867

Total loans	272,983	334,747	427,775
Unearned discounts(1)	—	—	(11,815)
Unearned finance charges(1)	(18,881)	(3,490)	—
Allowance for loan losses(1)	(17,460)	(23,179)	(21,099)

Total loans, net	$236,642	$308,078	$394,861

(1)	See “—Critical Accounting Policies”

Loan Maturities

The following table sets forth the dollar amount of loans maturing in our loan portfolio at September 30, 2003 based on final maturity. Loan balances are reflected before unearned discounts and premiums, unearned finance charges and allowance for loan losses.

	One Year or Less	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	More Than 5 Years to 10 Years	Total Loans
	(In thousands)
Commercial loans	$28,867	$—	$—	$—	$28,867
Consumer loans	25,058	130,004	242,426	1,420	398,908

Total	$53,925	$130,004	$242,426	$1,420	$427,775

Classified Assets and Allowance for Loan Losses

Our policy is to maintain an allowance for loan losses to absorb inherent losses, which may be realized on our loan portfolio.

The total allowance for loan losses was $21.1 million at September 30, 2003 compared with $21.8 million at September 30, 2002, representing 5.07% of loans at September 30, 2003 and 6.88% at September 30, 2002. Additionally, unearned discounts on loans totaled $11.8 million at September 30, 2003 compared with zero at September 30, 2002, representing 2.84% of loans at September 30, 2003. The change in the total allowance for loan losses as of September 30, 2003 was primarily due to the change in accounting estimate discussed above in “—Critical Accounting Policies.”

For the insurance premium finance business loans, management established a level of allowance for loan losses based on recent trends in delinquencies and historical charge offs, currently 0.65% of loans, that it feels adequate for the risk in the portfolio. Each month an amount necessary to reach that level is charged against current earnings and added to allowance for loan losses. The level of allowance for loan losses was reduced from 1.25% of loans at December 31, 2002 to the current 0.65% of loans at September 30, 2003 because of a substantial reduction in loan losses in the first quarter of 2003. This reduction in losses resulted primarily from a change in the loan mix from automobile insurance premium loans to commercial insurance premium loans, which have lower expected losses.

Periodically, management reviews the level of allowance for loan losses to determine adequacy. The determination of the adequacy of the allowance for loan losses is based on a variety of factors including an assessment of the credit risk inherent in the portfolio, prior loss experience, the levels and trends of non-performing loans, current and prospective economic conditions and other factors.

Our management uses its best judgment in providing for possible loan losses and establishing allowances for loan losses. However, the allowance is an estimate, which is inherently uncertain and depends on the outcome of future events. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to increase the allowance based upon their judgment of the information available to them at the time of their examination. The Bank’s most recent examination by its regulatory agencies was completed in July 2003 and the adjustment to the Bank’s allowance for loan losses previously discussed was recommended.

Allowance for Loan Losses

The following is a summary of the changes in our consolidated allowance for loan losses for the periods indicated.

	At or for the Year Ended December 31,		At or for the Nine Months Ended September 30,
	2001	2002	2003
	(Dollars in thousands)
Allowance for Loan Losses
Balance at beginning of period	$15,156	$17,302	$23,179
Provision for loan losses(1)	615	638	12,304
Charge offs
Mortgage loans	(1,713)	—	—
Consumer loans	(9,173)	(18,411)	(15,950)

	(10,886)	(18,411)	(15,950)
Recoveries
Mortgage loans	140	—	—
Consumer loans	266	1,079	1,566

	406	1,079	1,566

Net charge-offs	(10,480)	(17,332)	(14,384)
Acquisition discounts allocated to loss allowance(1)	12,169	22,413	—

Balance at end of period	$17,460	$23,179	$21,099

Annualized net charge-offs to average loans	4.94%	5.88%	5.46%
Ending allowance to period end loans	7.38%	7.00%	5.07%

(1)	See “—Critical Accounting Policies”

The following table sets forth the remaining balances of all loans that were more than 30 days delinquent at December 31, 2001 and 2002 and September 30, 2003.

	December 31,
	2001		2002		September 30, 2003
Loan Delinquencies	Balance	% of Total Loans	Balance	% of Total Loans	Balance	% of Total Loans
	(Dollars in thousands)
30 to 59 days	$1,368	0.6%	$1,778	0.5%	$2,079	0.5%
60 to 89 days	776	0.3%	808	0.3%	937	0.3%
90+ days	942	0.4%	480	0.1%	511	0.1%

Total	$3,086	1.3%	$3,066	0.9%	$3,527	0.9%

Nonaccrual and Past Due Loans

A loan is placed on nonaccrual status when it is delinquent for 120 days or more. When a loan is reclassified from accrual to nonaccrual status, all previously accrued interest is reversed. Interest income on nonaccrual loans is subsequently recognized only to the extent that cash payments are received or the borrower’s ability to make periodic interest and principal payments is in accordance with the loan terms, at which time the loan is returned to accrual status. Accounts, which are deemed fully or partially uncollectible by management, are generally fully reserved or charged off for the amount that exceeds the estimated fair value (net of selling costs) of the underlying collateral.

The following table sets forth the aggregate amount of nonaccrual loans (net of unearned discounts, premiums and unearned finance charges) at December 31, 2001 and 2002 and September 30, 2003.

	December 31,		September 30, 2003
	2001	2002
	(Dollars in thousands)
Nonaccrual loans
Mortgage loans	$352	$—	$—
Consumer and other loans	688	172	128

Total	$1,040	$172	$128

Nonaccrual loans as a percentage of total loans	0.44%	0.05%	0.03%
Allowance for loan losses as a percentage of total loans	7.38%	7.00%	5.07%

Cash Equivalents and Securities Portfolio

Our cash equivalents and securities portfolios are used primarily for liquidity and investment income purposes. Cash equivalents and securities satisfy regulatory requirements for liquidity.

The following is a summary of our short-term investments and securities portfolios as of the dates indicated.

	December 31,		September 30,
	2001	2002	2003
	(Dollars in thousands)
Balance at end of period
Overnight deposits	$135,267	$ 3,590	$ 24,690
U.S. agency securities	229,660	288,193	94,686
U.S. mortgage backed securities	35,015	315,075	953,303
Mutual funds	20,162	—	—

Total	$420,104	$606,858	$1,072,679

Weighted average yield at end of period
Overnight deposits	1.23%	0.69%	0.99%
U.S. agency securities	3.35%	2.10%	1.80%
U.S. mortgage backed securities	6.60%	2.43%	1.65%
Mutual funds (mortgage backed securities)	3.59%	—	—
Weighted average maturity at end of period
Overnight deposits	1 day	1 day	1 day
U.S. agency securities	85 months	55 months	55 months
U.S. mortgage backed securities	254 months	286 months	321 months
Mutual funds (mortgage backed securities)	1 day	—	—

Management of Interest Rate Risk

The principal objective of our interest rate risk management program is to evaluate the interest rate risk inherent in our business activities, determine the level of appropriate risk given our operating environment, capital and liquidity requirements and performance objectives and manage the risk consistent with guidelines approved by our board of directors. Through such management, we seek to reduce the exposure of our operations to changes in interest rates. Our board of directors reviews on a quarterly basis our asset/liability position, including simulation of the effect on capital of various interest rate scenarios.

Our profits depend, in part, on the difference, or “spread,” between the effective rate of interest received on the loans it originates and the interest rates paid on deposits and other financing facilities, which can be adversely affected by movements in interest rates.

The Bank’s interest rate sensitivity is monitored by the board of directors and management through the use of a model, which estimates the change in the Bank’s net portfolio value, or NPV, over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets and liabilities, and “NPV Ratio” is defined as the NPV in that scenario divided by the market value of assets in the same scenario. We utilize a market value model based on the Bank’s quarterly financial information.

The following table shows the NPV and projected change in the NPV of the Bank at June 30, 2003, the most recent date for which the relevant NPV model is available, assuming an instantaneous and sustained change in market interest rates of 100, 200 and 300 basis points.

Interest Rate Sensitivity of Net Portfolio Value

	Net Portfolio Value			NPV as % of Portfolio Value of Assets
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	% Change
	(Dollars in thousands)
+300 basis points	$112,310	$(21,127)	(15.83)%	8.26%	(136) bp
+200 basis points	119,364	(14,073)	(10.55)%	8.72%	(90) bp
+100 basis points	126,407	(7,031)	(5.27)%	9.18%	(45) bp
0 basis points	133,438	—	—	9.62%	—
-100 basis points	140,457	7,020	5.26%	10.06%	44 bp
-200 basis points	147,690	14,252	10.68%	10.51%	89 bp
-300 basis points	152,619	19,181	14.37%	10.81%	119 bp

At June 30, 2003, the Bank’s sensitivity measure resulting from a 200 basis point decrease in interest rates was 89 basis points and would result in a $14 million increase in the NPV of the Bank, and from a 200 basis point increase in interest rates was -90 basis points and would result in a $14 million decrease in the NPV of the Bank.

Although the NPV measurement provides an indication of the Bank’s interest rate risk exposure at a particular point in time, such measurement is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on the Bank’s net interest income and will differ from actual results. Management monitors the results of this modeling, which are presented to the Board of Directors on a quarterly basis.

Recent Accounting Developments

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46”), which requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. Prior to FIN 46, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidated requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidated requirements apply to older entities in the first fiscal year or interim period after September 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The FASB deferred the effective date for applying the provision of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003 until the end of the first interim or annual period after December 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 did not have a material impact on our financial statements.

On April 30, 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”). The purpose of FAS 149 is to amend and clarify financial accounting and reporting for derivative instruments and hedging activities under Statement 133. FAS 149 amends Statement 133 for decisions made:

•	As part of the Derivatives Implementation Group (DIG) process that require amendment to Statement 133,

•	In connection with other FASB projects dealing with financial instruments, and

•	In connection with the implementation issues raised related to the application of the definition of a derivative.

These amendments clarify the definition of a derivative, expand the nature of exemptions from Statement 133, clarify the application of hedge accounting when using certain instruments, clarify the application of paragraph 13 of Statement 133 to embedded derivative instruments in which the underlying is an interest rate, and modify the cash flow presentation of derivative instruments that contain financing elements. Certain DIG issues, once approved, required amendment to Statement 133. These amendments are reflected in FAS 149. Certain other DIG issues have been amended by FAS 149. FAS 149 is effective for derivative transactions and hedging relationships entered into or modified after September 30, 2003. The adoption of FAS 149 did not have a material impact on our financial statements.

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”). FAS 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issue.

Generally, FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after September 15, 2003. The Company adopted the provisions of FAS 150 on July 1, 2003. The adoption of FAS 150 did not have a material impact on our financial statements.

OUR COMPANY

Overview

We are a specialty finance company engaged primarily in nonprime automobile finance and insurance premium finance. We provide financing to borrowers who typically have limited or impaired credit histories that restrict their ability to obtain loans through traditional sources. We fund our finance businesses mainly with retail and wholesale bank deposits held by our wholly-owned subsidiary, Pan American Bank, FSB, a federally chartered savings association, or the Bank.

Our automobile finance business is conducted through United Auto Credit Corporation, or UACC, a wholly-owned subsidiary of the Bank. UACC purchases and holds for investment nonprime automobile installment sales contracts, or automobile contracts, originated by independent and franchised dealers of used automobiles. Our insurance premium finance business is conducted through a joint venture agreement with BPN Corporation, or BPN. Under this agreement, the Bank finances automobile and small business insurance premiums. BPN markets this financing primarily to independent insurance agents in California.

We are a holding company for Pan American Financial, Inc., or PAFI, and the Bank. PAFI is our wholly owned subsidiary and the Bank is a wholly owned subsidiary of PAFI. The Office of Thrift Supervision, or OTS, which regulates us, PAFI and the Bank, currently categorizes the Bank as being minority-owned.

Our Business

Automobile Finance

Overview

We entered the nonprime automobile finance business in February 1996 by establishing UACC as a subsidiary of the Bank. UACC purchases automobile contracts primarily from dealers in used automobiles, approximately 75% from independent dealers and 25% from franchisees of automobile manufacturers as of September 30, 2003.

UACC’s business strategy includes controlled growth through a national retail branch network and branches are generally located proximate to dealers and borrowers. The branch manager of each branch is responsible for underwriting and purchasing automobile contracts and providing focused servicing and collections. The branch network is closely managed and supervised by our Regional Managers and Divisional Vice Presidents. We believe UACC’s branch network operations enable branch managers to develop strong relationships with our primary customers, the automobile dealers. Through our branches, we provide a high level of service to the dealers by providing consistent credit decisions, typically same-day funding and frequent management contact. We believe that this branch network and management structure also enhances our risk management and collection functions.

At September 30, 2003, UACC had a total of 65 branches, of which four were opened in 1996, five in 1997, five in 1998, six in 1999, eight in 2000, 12 in 2001, 14 in 2002 and 11 in the first nine months of 2003. One branch was opened in October 2003, and we intend to open an additional four branches before year-end. At September 30, 2003, UACC’s portfolio was composed of over 54,000 automobile contracts in the aggregate gross amount of $382.2 million.

The following map shows our branch locations as of September 30, 2003.

Nonprime Automobile Finance Industry

Automobile financing is one of the largest consumer finance markets in the United States. The automobile finance industry can be divided into two principal segments: a prime credit market and a nonprime credit market. Traditional automobile finance companies, such as commercial banks, savings institutions, credit unions and captive finance companies of automobile manufacturers, generally lend to the most creditworthy, or so-called prime, borrowers. The nonprime automobile credit market, in which UACC operates, provides financing to borrowers who generally cannot obtain financing from traditional lenders.

Historically, traditional lenders have not serviced the nonprime market or have done so only through programs that were not consistently available. Independent companies specializing in nonprime automobile financing and subsidiaries of larger financial services companies currently compete in this segment of the automobile finance market, but we believe it remains highly fragmented, with no company having a significant share of the market.

Operating Summary for Automobile Finance Business

The following table presents a summary of UACC’s key operating and statistical results for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003.

	At or for the Years Ended December 31,		At or for the Nine Months Ended September 30,
	2001	2002	2003
	(Dollars in thousands, except for averages)
Operating Data
Gross contracts purchased	$233,368	$314,644	$336,971
Net contracts outstanding	232,902	298,345	383,185
Unearned finance charges	18,881	3,490	—
Net contracts outstanding after unearned finance charges	214,021	294,855	383,185
Average purchase discount	7.89%	7.06%	6.80%
Unearned discount (% of net contracts)(1)	—	—	3.08%
Annual average percentage rate to customers	21.82%	22.25%	22.40%
Average yield on auto contracts, net	23.17%	22.45%	23.90%
Allowance for loan losses	$16,756	$22,713	$20,800

Loan Quality Data
Allowance for loan losses (% of net contracts)(1)	7.83%	7.70%	5.43%
Delinquencies (% of net contracts)
31-60 days	0.47%	0.44%	0.41%
61-90 days	0.22%	0.20%	0.18%
90+ days	0.11%	0.09%	0.08%
Net charge-offs (% of average net contracts)	5.23%	6.20%	5.53%
Repossessions (net) (% of net contracts)	0.82%	0.88%	0.65%

Portfolio Data
Used vehicles	99.0%	99.0%	99.0%
Average vehicle age at time of contract (years)	5.5	5.1	4.8
Average original contract term (months)	45.7	47.7	48.7
Average gross amount financed as a percentage of WSB(2)	115%	115%	113%
Average net amount financed as a percentage of WSB(3)	107%	107%	106%
Average net amount financed per contract	$8,530	$8,748	$8,756
Average down payment	17%	16%	16%
Average monthly payment	$278	$281	$279

Other Data
Number of branches	40	54	65

(1)	Commencing on January 1, 2003, we have elected to allocate purchase price entirely to automobile contracts and unearned discount at the time of purchase. See “—Recent Changes in Accounting Estimates.”
(2)	WSB represents Kelly Wholesale Blue Book for used vehicles or National Automobile Dealers Association trade-in value or Black Book clean value.
(3)	Net amount financed equals the gross amount financed less unearned finance charges or discounts.

Products and Pricing

UACC’s business is focused on transactions which involve a used automobile with an average age of four to six years and an average original contract term of 45 to 50 months.

The target profile of a UACC borrower includes average time on the job of four to five years, average time at current residence of four to five years, an average ratio of total debt to total income of 33% to 35% and an average ratio of total monthly automobile payments to total monthly income of 12% to 15%.

The automobile purchaser applies for and enters into a contract with the dealer. UACC purchases the automobile contract from the dealer at a discount from face value, which increases the effective yield on such automobile contract.

Sales and Marketing

UACC markets its financing program to both independent and franchised dealers of used automobiles. UACC’s marketing approach emphasizes scheduled calling programs, marketing materials and consistent follow-up. UACC uses facsimile software programs to send marketing materials to established dealers and potential dealers on a twice-weekly basis in each branch market. UACC’s experienced local staff seeks to establish strong relationships with dealers in their vicinity.

UACC solicits business from dealers through its branch managers who meet with dealers and provide information about UACC’s programs, train dealer’s personnel in UACC’s program requirements and assist dealers in identifying consumers who qualify for UACC’s programs. In order to both promote asset growth and achieve required levels of credit quality, UACC compensates its branch managers on the basis of a salary with a bonus of up to 20% of base salary that recognizes the achievement of low delinquency ratios, low charge-off percentages, volume and return on average assets targets established for the branch, as well as satisfactory audit results. The bonus calculation stresses loan quality with 83% based on credit quality, audit performance, profitability and qualitative merits, with only 17% based on contract purchase volume. When a UACC branch decides to begin doing business with a dealer, a dealer profile and investigation worksheet are completed. UACC and the dealer enter into an agreement that provides UACC with recourse to the dealer in cases of dealer fraud or a breach of the dealer’s representations and warranties. Branch management periodically monitors each dealer’s overall performance and inventory to ensure a satisfactory quality level, and Regional Managers regularly conduct audits of the overall branch performance as well as individual dealer performance.

For the nine months ended September 30, 2003, 17% of UACC’s automobile contracts were written by its California branches, compared to 20% in 2002, 29% in 2001 and 41% in 2000. In addition to diversifying its geographic concentrations, UACC maintains a broad dealer base to avoid dependence on a limited number of dealers. At September 30, 2003, no dealer accounted for more than 0.6% of UACC’s portfolio and the ten dealers from which UACC purchased the most automobile accounted for approximately 4.5% of its aggregate portfolio.

Underwriting Standards and Purchase of Automobile Contracts

Underwriting Standards and Purchase Criteria

Dealers submit credit applications directly to UACC’s branches. UACC uses credit bureau reports in conjunction with information on the credit application to make a final credit decision or a decision to request additional information. Only credit bureau reports that have been obtained directly by UACC from the credit bureaus are acceptable.

UACC’s credit policy places specific accountability for credit decisions directly within the branches. The branch manager or assistant branch manager reviews all credit applications. In general, no branch manager has credit approval authority for contracts greater than $15,000. Any transaction that exceeds a branch manager’s approval limit must be approved by one of UACC’s Regional Managers, or Divisional Vice Presidents, or by certain members of our senior management at our corporate offices.

Verification

Upon approving or conditioning any application, all required stipulations are presented to the dealer and must be satisfied before funding.

All dealers are required to provide UACC with written evidence of insurance in force on a vehicle being financed when submitting the automobile contract for purchase. Prior to funding an automobile contract, the branch must verify by telephone with the insurance agent the customer’s insurance coverage with UACC as loss payee. If UACC receives notice of insurance cancellation or non-renewal, the branch will notify the customer of his or her contractual obligation to maintain insurance coverage at all times on the vehicle. However, UACC will not “force place” insurance on an account if insurance lapses and, accordingly, UACC bears the risk of an uninsured loss in these circumstances.

Post-Funding Quality Reviews

UACC’s Regional Managers complete quality control reviews of newly originated automobile contracts. These reviews focus on compliance with underwriting standards, the quality of the credit decision and the completeness of automobile contract documentation. Additionally, the Regional Managers complete quarterly branch audits that focus on compliance with UACC’s policies and procedures and the overall quality of branch operations and credit decisions.

Audit Process

Each branch is audited quarterly by the respective Regional Manager, with review by a Divisional Vice President and certain members of our senior management at our corporate offices. Additionally, a sample of branches are audited each year by PriceWaterhouseCoopers, LLP for review of compliance with established policies and procedures.

Servicing and Collection

UACC services at the branch level all of the automobile contracts it purchases.

Billing Process

UACC sends each borrower a coupon book. All payments are directed to the customer’s respective UACC branch. UACC also accepts payments delivered to the branch by a customer in person.

Collection Process

UACC’s collection policy calls for the following sequence of actions to be taken with regard to all problem loans: call the borrower at one day past due; immediate follow-up on all broken promises to pay; branch management review of all accounts at ten days past due; and Regional Manager or Divisional Vice President review of all accounts at 45 days past due.

UACC will consider extensions or modifications in working a collection problem. All extensions and modifications require the approval of branch management and are monitored by the Regional Manager and Divisional Vice President.

Repossessions

It is UACC’s policy to repossess the financed vehicle only when payments are substantially in default, the customer demonstrates an intention not to pay or the customer fails to comply with material provisions of the contract. All repossessions require the prior approval of the branch manager. In certain cases, the customer is able to pay the balance due or bring the account current, thereby redeeming the vehicle.

When a vehicle is repossessed and sold at an automobile auction or through a private sale, the sale proceeds are subtracted from the net outstanding balance of the loan with any remaining amount recorded as a loss. UACC generally pursues all customer deficiencies.

Allowance for Loan Losses

UACC’s policy is to charge-off accounts delinquent in excess of 120 days or place them on nonaccrual. The remaining balance of accounts where the collateral has been repossessed is charged-off by the end of the month in which the collateral is repossessed. When a loan is placed on nonaccrual, all previously accrued but unpaid interest on such accounts is reversed. Accounts are not returned to accrual status until they are brought current.

Historically, allowances for expected losses over the life of the automobile contract were established when each contract was purchased from the dealer. The allowance was provided from the dealer discount that was taken on each transaction and an adjustment to yield of the automobile contract. Loss allowance analyses are performed regularly to determine the adequacy of current allowance levels. At December 31, 2002, we allocated 11.5% of the net automobile contract amount of loan purchased to the allowance for loan losses. The loss allowances recorded at the time of purchase represented an estimate of expected losses for these loans. If actual experience exceeded estimates, an additional provision for losses was established as a charge against earnings. Management periodically reviewed the percentage of net automobile contracts allocated to the allowance for loan losses.

Commencing January 1, 2003, after consultation with the OTS, the Bank elected to allocate the purchase price entirely to automobile contracts and unearned income at the date of purchase. The unearned income will be accreted as an adjustment to yield over the life of the contract. An allowance for credit losses will be established through provisions for losses record in income as necessary to provide for estimated contract losses (net of remaining unearned income) at each reporting date. Management expects that future results will reflect higher yields and provisions for credit losses being recorded from purchased automobile contracts.

The following table reflects UACC’s cumulative losses (i.e., net charge-offs as a percent of original net contract balances) for contract pools (defined as the total dollar amount of net contracts purchased in a six-month period) purchased from April 1998 through September 2002. Contract pools subsequent to September 2002 were not included in this table because the loan pools were not seasoned enough to provide a meaningful comparison with prior periods.

Number of Months Outstanding	Apr. 1998 — Sept. 1998	Oct. 1998 — Mar. 1999	Apr. 1999 — Sept. 1999	Oct. 1999 — Mar. 2000	Apr. 2000 — Sept. 2000	Oct. 2000 — Mar. 2001	Apr. 2001 — Sept. 2001	Oct. 2001 — Mar. 2002	Apr. 2002 — Sept. 2002
1	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
4	0.0%	0.0%	0.1%	0.1%	0.1%	0.0%	0.1%	0.1%	0.0%
7	0.5%	0.3%	0.5%	0.4%	0.5%	0.4%	0.5%	0.5%	0.5%
10	1.5%	0.9%	1.4%	1.3%	1.5%	1.4%	1.8%	1.5%	1.6%
13	2.7%	1.8%	2.3%	2.4%	2.4%	2.9%	3.2%	3.0%	2.8%
16	3.6%	2.9%	3.4%	3.3%	3.5%	4.6%	4.6%	4.7%	4.0%
19	4.4%	3.8%	4.1%	4.2%	4.8%	5.9%	6.2%	5.9%
22	5.0%	4.5%	4.9%	5.0%	6.1%	7.2%	7.7%	7.1%
25	5.6%	5.2%	5.7%	6.0%	7.1%	8.3%	8.8%
28	5.9%	5.8%	6.2%	6.8%	7.9%	9.4%	9.8%
31	6.4%	6.3%	6.7%	7.4%	8.6%	10.2%
34	6.7%	6.6%	7.3%	7.8%	9.2%	10.7%
37	6.9%	6.9%	7.6%	8.2%	9.6%
40	7.0%	7.2%	8.0%	8.6%	9.9%
43	7.2%	7.4%	8.2%	8.8%
46	7.3%	7.5%	8.3%	8.9%
49	7.4%	7.5%	8.0%
52	7.4%	7.5%	8.0%
55	7.4%	7.3%
58	7.4%	7.3%
61	7.1%
Original Pool ($000)	$30,271	$36,773	$42,115	$47,979	$57,528	$67,873	$76,637	$83,695	$102,387

Remaining Pool ($000)	$51	$399	$1,417	$3,773	$8,011	$16,400	$27,470	$43,545	$71,161

Remaining Pool (%)	0.2%	1.1%	3.4%	7.9%	13.9%	24.2%	35.8%	52.0%	69.5%

Insurance Premium Finance

Business Overview

In May 1995, we entered into an agreement with BPN relating to our insurance premium finance business. Under this ongoing agreement, the Bank underwrites and finances consumer automobile and small business, or commercial, insurance premiums. BPN markets this financing primarily to independent insurance agents in California and services such insurance premium loans for the Bank.

BPN markets the automobile insurance financing to drivers who are classified by insurance companies as non-standard or high risk for a variety of reasons, including age, driving record, a lapse in insurance coverage or ownership of high performance automobiles. Insurance companies that underwrite insurance for such drivers, including those participating in the assigned risk programs established by California law, generally either do not offer financing of insurance premiums or do not offer terms as flexible as those offered by our insurance premium finance business.

BPN markets the commercial insurance financing to small businesses for property/casualty and specialty classes of insurance on an excess or surplus lines basis, including commercial multi-peril, other liability, commercial automobile liability/comprehensive, fire and product liability.

Customers are directed to BPN through a non-exclusive network of insurance brokers and agents who sell automobile or commercial insurance and offer financing through programs like those offered by our insurance premium finance business. On a typical twelve-month insurance policy, the borrower makes a cash down payment of 15% to 25% of the premium, plus certain fees, and the balance is financed under a loan that contains a payment period of shorter duration than the policy term. In the event that the insured defaults on the loan, the Bank has the right to obtain directly from the insurance company the unearned insurance premium held by the insurance company, which can then be applied to the outstanding loan balance; premiums are earned by the insurance company over the life of the insurance policy. Each loan is designed to ensure that, at any point during the term of the underlying policy, the unearned premium under the insurance policy exceeds the unpaid principal loan amount. Under the terms of the loan, the insured grants our insurance premium finance business a power of attorney to cancel the policy if the insured defaults on loan payments. Upon cancellation, the insurance company is required by California law to remit the unearned premium to the Bank, which, in turn, offsets this amount against any amounts due from the insured. We do not sell or have the risk of underwriting the underlying insurance policy.

We seek to minimize our credit risk in the financing of consumer automobile insurance premiums by perfecting a security interest in the unearned premium, avoiding concentrations of policies with insurance companies that are below certain industry ratings, and doing automobile premium financing to date only in California which maintains an insurance guaranty fund that protects consumers and insurance premium finance companies against losses from failed insurance companies.

We seek to minimize our credit risks in the financing of commercial insurance premiums by perfecting a security interest in the unearned premium, avoiding concentrations of policies with insurance companies that are below certain ratings and limiting the amount of surplus lines business which is not covered by California’s guaranty fund. At September 30, 2003, we had approximately 37% of our commercial insurance premium loan balances with surplus line insurance companies doing business on a non-admitted basis in California.

In addition to insurance premiums, the insurance premium finance business will also finance broker fees, which are fees paid by the insured to the agent. If a policy cancels, the agent repays any unearned broker fee financed by us. When we agree to finance an agent’s broker fees, a credit limit is established for the agent. Agents are required to maintain deposits with the Bank to mitigate the insurance premium finance business’ possible losses on broker fees financed. To date, the Bank has not charged-off a broker fee balance.

At September 30, 2003, the aggregate gross amount of insurance premium loans was $44.5 million with 39,439 loans outstanding. Commercial loan balances represented 64.8% of these loan balances at September 30, 2003. During the first nine months of 2003, we originated 46,564 insurance premium loans of which 15,768 or 33.9% were commercial loans.

Relationship with BPN

BPN is headquartered in Chino, California, and at September 30, 2003, had 37 employees.

BPN solicits insurance agents and brokers to submit their clients’ financing requests to the Bank. BPN is responsible for monitoring the agents’ performance and assisting with our compliance with applicable consumer protection, disclosure and insurance laws, and providing us with customer service, data processing and collection services. We pay fees to BPN for these services. The amount of these fees is based on fixed charges, which include a loan service fee per loan and cancellation fees charged by the insurance premium finance business, and the earnings of the loan portfolio, which include 50% of the interest earned on portfolio loans after we subtract a specified floating portfolio interest rate and 50% of late fees and returned check fees charged by our insurance premium finance business. Additionally, BPN and the Bank share equally certain collection and legal expenses which may occur from time-to-time, all net loan losses experienced on the insurance premium loan portfolio and all net losses up to $375,000 experienced on the broker fees loan portfolio. BPN bears losses over $375,000 experienced on the broker fees portfolio.

The shareholders of BPN have entered into certain guaranty agreements in favor of the Bank finance business whereby they agree to pay any sums owed to the Bank and not paid by BPN. The total potential liability of the guarantors to the Bank is limited to $2,000,000 plus any amounts by which BPN is obligated to indemnify the Bank. Under these guaranties, all debts of BPN to the guarantors are subordinated to the full payment of all obligations of BPN to the Bank.

We have entered into an option agreement with BPN and its shareholders whereby we may purchase all of the issued and outstanding shares of BPN, or the Share Option, and all additional shares of any BPN affiliate which may be organized outside of California, or the Affiliate Share Option. The option period expires March 31, 2005 and to exercise this option, the Bank must pay a $750,000 noncompete payment to certain shareholders and key employees of BPN plus the greater of $3,250,000 or four times BPN’s pre-tax earnings for the twelve complete consecutive calendar months immediately preceding the date of exercise less the noncompete payment of $750,000. The Affiliate Share Option may not be exercised independently of the Share Option. The exercise price of the Affiliate Share Option will equal the sum of four times the BPN affiliate’s pre-tax earnings for the twelve-month period prior to exercise.

Insurance Premium Finance Industry

Insurance Finance

We believe that the industry is highly fragmented with no independent insurance premium finance company accounting for a significant share of the market. We believe that the insurance premium finance industry in California is somewhat more concentrated than elsewhere in the nation, with several long-established competitors. In addition, insurance companies offering direct bill payment programs and direct sales of insurance policies to the consumer are providing significant competition to us.

California Insurance Laws

Under current law, automobiles in the state of California cannot be registered without providing proof of insurance or posting required bonds with the Department of Motor Vehicles.

In California, as in most states, insurance companies fall into two categories, admitted or non-admitted. All insurance companies licensed to do business in California are required to be members of the California Insurance Guarantee Association, or CIGA, and are classified as “admitted” companies. CIGA was established to protect insurance policyholders in the event the company that issued a policy fails financially, and to establish confidence in the insurance industry. Should an insurance company fail, CIGA is empowered to raise money by levying member companies. CIGA pays claims against insurance companies, which protects both the customer and the premium financiers should an admitted insurance company fail. In such event, CIGA will refund any unearned premiums. This provides protection to companies, that provide insurance premium financing. As a result, our policy is to establish limits to the amount of financing of insurance premiums under policies issued by non-admitted carriers.

Because insurance companies will not voluntarily insure drivers whom they consider to be excessively high risk, California has a program called the California Automobile Assigned Risk Program, or CAARP, to which all admitted companies writing private passenger automobile insurance policies must belong. This program is an insurance plan for high risk, accident-prone drivers who are unable to purchase insurance coverage from regular insurance carriers. CAARP policies are distributed to the admitted companies in proportion to their share of California’s private passenger automobile insurance market. The companies participating in CAARP do not have any discretion in choosing the customers they insure under the program. The customers are arbitrarily assigned to them by CAARP. Although CAARP offers financing of its policy premiums, we believe its terms are not as competitive as those offered by other industry participants and, therefore, many CAARP policies are financed by others. At September 30, 2003, approximately 11.72% of the insurance premiums financed by our insurance premium finance business were pursuant to insurance policies issued under CAARP.

Operating Summary

The following table presents a summary of the key operating and statistical results of our insurance premium finance business for the years ended December 31, 2001 and 2002 and for the nine months ended September 30, 2003.

	At or for the Years Ended December 31,		At or for the Nine Months Ended September 30,
	2001	2002	2003
	(Dollars in thousands, except portfolio averages)
Operating Data
Loan originations	$104,771	$106,948	$86,742
Loans outstanding at period end	39,631	36,322	44,537
Average gross yield(1)	19.96%	19.50%	16.61%
Average net yield(2)	14.72%	13.32%	11.47%
Allowance for loan losses	$495	$462	$289

Loan Quality Data
Allowance for loan losses (% of loans outstanding)	1.25%	1.27%	0.65%
Net charge-offs (% of average loans outstanding)(3)	0.81%	0.72%	0.30%
Delinquencies (% of loans outstanding)(4)	1.11%	1.36%	0.93%

Portfolio Data
Average monthly loan originations (number of loans)	8,233	6,703	5,174
Average loan size at origination	$824	$1,275	$1,857
Commercial insurance policies (% of loans outstanding)	27.56%	51.00%	64.82%
CAARP policies (% of loans outstanding)	6.58%	11.89%	11.72%
Cancellation rate (% of premiums financed)	41.5%	40.8%	37.10%

(1)	Gross yield represents total rates paid by the borrower.
(2)	Net yield represents the yield to us after interest and servicing fees paid to BPN.
(3)	Includes only the Bank’s 50% share of charge-offs.
(4)	This statistic measures delinquencies on canceled policy balances. Since we seek recovery of unearned premiums from the insurance companies, which can take up to 90 days, loans are not considered delinquent until more than 90 days past due.

Products and Pricing

Our insurance premium finance business generally charges from 16% to 23% annualized interest (depending on the amount financed) and a $40 processing fee for each consumer loan, which we believe is competitive in the insurance premium finance industry. In addition, loans provide for the payment by the insured of a delinquency charge and, if the default results in cancellation of any insurance policy listed in the loan, for the payment of a cancellation charge. Certain of these finance charges and fees are shared with BPN. The insured makes a minimum 15% down payment on an annual policy and pays the remainder in a maximum of ten monthly payments.

Our insurance premium finance business designs its programs so that the unearned premium is equal to or greater than the remaining principal loan amount requiring a down payment and having a contract term shorter than the underlying policy term.

Sales and Marketing

As of September 30, 2003, BPN had insurance premium loans originated by almost 900 insurance agents. Relationships with agents are established by BPN’s marketing representatives. Our insurance premium finance business focuses on providing each agent with up-to-date information on its customers’ accounts, which allows the agent to service customers’ needs and minimize the number of policies that are canceled. Many of the largest agents for our insurance premium finance business have computer terminals provided by BPN in their offices, which allow on-line access to customer information. Agents for our insurance premium finance business receive an average producer fee ($20, equal to 50% of the aforementioned $40 processing fee per loan), as collateral against early cancellations. We do not require return of this $20 producer fee for early policy cancellation unless the policy pays off in the first 30 days.

Underwriting Standards

The Bank acts as a secured lender and, upon default, relies on its security interest in the unearned premium held by the insurance company. The Bank can, however, suffer a loss on an insurance premium loan for four reasons: loss of all or a portion of the unearned premium due to its failure to cancel the loan on a timely basis; an insolvency of the insurance company holding the unearned premium not otherwise covered by CIGA; inadequacy of the unearned premium to cover charges in excess of unpaid principal amount; and cost of collection and administration, including the time value of money, exceeding the unpaid principal and other charges due under the loan. Careful administration of insurance premium loans is critical to protecting our insurance premium finance business against loss.

Credit applications are taken at the insurance agent’s office. Given the secondary source of repayment on unearned premiums due from the insurance company on a canceled policy, and in most cases, access to CIGA, our insurance premium finance business does not carry out a credit investigation of a borrower.

Servicing and Collection

•	Billing Process. A customer’s monthly payments are recorded in BPN’s computer system on the date of receipt. BPN’s computer system is designed to provide protection against principal loss by automatically canceling a defaulted policy no later than 18 days after the customer’s latest payment due date. If a payment is not received within six days following its due date, BPN’s computer system automatically prints a notice of intent to cancel and assesses a late fee which is mailed to the insured and his or her insurance agent stating that payment must be received within 18 days after the due date or our insurance premium finance business will cancel the insurance policy. If payment is received within the 18-day period, BPN’s computer system returns the account to normal status.

•	Collections Process. If we do not receive payment within the statutory period set forth in the notice of intent to cancel, BPN’s computer system will automatically generate a cancellation notice on the next business day, instructing the insurance company to cancel the insured’s insurance policy and refund any unearned premium directly to us for processing.

Although California law requires the insurance company to refund unearned premiums within 30 days of the cancellation date, most insurance companies pay on more extended terms. After cancellation, our insurance premium finance business charges certain allowable fees. Although the gross return premium may not fully cover the fees and interest owed by the insured, principal generally is fully covered. Policies, which are canceled in the first two months, generally have a greater risk of loss of fees.

The Bank charges against income a general provision for possible losses on finance receivables in such amounts as management deems appropriate. Case-by-case direct write-offs, net of recoveries on finance receivables, are charged to our allowance for possible losses. This allowance amount is reviewed periodically in light of economic conditions, the status of outstanding insurance premium loans and other factors.

•	Insurance Company Failure. One of the principal risks involved in financing insurance premiums is the possible insolvency of an insurance company. Another risk is that an insurance company’s financial circumstances cause it to delay its refunds of unearned premiums. Either event can adversely affect the yield to an insurance premium finance company on a loan. Despite the protection afforded by CIGA, we also review the insurance company financial statements or the ratings assigned to the insurance companies by A.M. Best, an insurance company rating agency. To minimize our exposure to risks resulting from the insolvency of an insurance company, we limit the number of premium financed pursuant to policies that are issued by insurance companies rated “B” or lower by A.M. Best. As of September 30, 2003, 96% of our insurance premium loan balances were further to policies issued by insurance companies rated “A-” or better by A.M. Best.

Pan American Bank, FSB

The Bank is a federally chartered stock savings bank, which was formed in 1994 and has four retail branch offices in California and $477.0 million in deposits at September 30, 2003. During the three months ended September 30, 2003, the Bank sold one of its retail bank branches in a transaction expected to close in January 2004. The deposits sold were approximately $35 million. The Bank has been the principal funding source to date for our insurance premium and automobile finance businesses primarily through its retail and wholesale deposits. The Bank has focused its branch marketing efforts on building a middle-income customer base, including some efforts targeted at local Hispanic communities. In addition to operating its retail banking business through its branches, the Bank provides, subject to appropriate cost sharing arrangements, compliance, risk management, executive, financial, facilities and human resources management to other of our business units. The business of the Bank is subject to substantial government supervision and regulatory requirement. See “—Regulation—Regulation of the Bank.”

Under federal regulatory requirements, the Bank must maintain at least 60% of its assets in mortgage-related securities. The Bank has chosen to meet this requirement by investing solely in AAA-rated, United States Government Agency securities. The mortgage-related securities we purchase are typically adjustable-rate investments, which we finance through similarly indexed adjustable rate repurchase agreements. As of September 30, 2003, we had approximately $2.0 billion in available repurchase contracts, typically one year committed lines, with staggered maturities to reduce our risk of liquidity shortfalls. We manage our investment securities portfolio with an emphasis on preserving capital by locking in a net spread between our asset yields and our cost of funds.

Competition

We are involved in banking, nonprime automobile finance and insurance premium finance. Each of our businesses is highly competitive. In our nonprime automobile finance business, we purchase automobile contracts through automobile dealers and compete primarily with other companies specializing in nonprime automobile finance and, to a lesser extent, with commercial banks, the captive finance affiliates of auto manufacturers, savings associations. In order to compete with other providers, we rely on offering improved service, including consistent decisions, quick funding and personal contact with the dealers. In our banking business, the Bank competes primarily with other savings institutions, commercial banks, brokerage firms, mutual funds, credit unions and other types of investment companies to attract deposits. Our goal is to provide exceptional service to our depositors to differentiate ourselves from the competition. We compete in the insurance premium finance business with other specialty finance or independent insurance premium finance companies, independent insurance agents who offer premium finance services, captive premium finance affiliates of insurance companies and direct bill plans established by insurance companies. In order to compete, we rely on establishing long-term, consistent relationships with insurance agents who offer our products to insurance agents.

Regulation

General

The Bank is a federally chartered savings association insured by the Federal Deposit Insurance Corporation or FDIC, and subject to extensive regulation by the OTS and the FDIC.

Savings and loan holding companies and savings associations are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors and the SAIF and not for the benefit of our shareholders. The following information describes certain aspects of that regulation applicable to us and the Bank, and does not purport to be complete. The discussion is qualified in its entirety by reference to all particular statutory or regulatory provisions.

Regulation of UPFC and the Bank

General

We, as well as our subsidiary PAFI, are a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, we are required to register and file reports with the OTS and are subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over us and our subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

Our securities are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As such the Company is subject to the information, proxy solicitation, insider trading, corporate governance, and other requirements and restrictions of the Exchange Act.

•	Activities Restriction Test. As a unitary savings and loan holding company, we generally are not subject to activity restrictions, provided the Bank satisfies the QTL test or meets the definition of a domestic building and loan association pursuant to the Internal Revenue Code of 1986, as amended, or the Code. We presently intend to continue to operate as a unitary savings and loan holding company. Recent legislation terminated the “unitary thrift holding company exemption” for all companies that apply to acquire savings associations after May 4, 1999. Since we are grandfathered, our unitary holding company powers and authorities were not affected. See “—Financial Services Modernization Legislation.” However, if we acquire control of another savings association as a separate subsidiary, we would become a multiple savings and loan holding company, and the activities of us and any of our subsidiaries (other than the Bank or any other SAIF-insured savings association) would become subject to restrictions applicable to bank holding companies unless such other associations each also qualify as a QTL or domestic building and loan association and were acquired in a supervisory acquisition. Furthermore, if we were in the future to sell control of the Bank to any other company, such company would not succeed to our grandfathered status under and would be subject to the same business activity restrictions. See “—Regulation of the Bank—Qualified Thrift Lender Test.”

•	Restrictions on Acquisitions. We must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

Federal law generally provides that no “person,” acting directly or indirectly or through or in concert with one or more other persons, may acquire “control,” as that term is defined in OTS regulations, of a federally-insured savings association without giving at least 60 days prior written notice to the OTS and providing the OTS an opportunity to disapprove the proposed acquisition. In addition, no company may acquire control of such an institution without prior OTS approval. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of a savings and loan holding company, from acquiring control of any savings association not a subsidiary of the savings and loan holding company, unless the acquisition is approved by the OTS. For additional restrictions on the acquisition of a unitary thrift holding company, see “—Financial Services Modernization Legislation.”

The Sarbanes-Oxley Act of 2002

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. This new legislation addresses accounting oversight and corporate governance matters, including:

•	the creation of a five-member oversight board appointed by the Securities and Exchange Commission that will set standards for accountants and have investigative and disciplinary powers;

•	the prohibition of accounting firms from providing various types of consulting services to public clients and requiring accounting firms to rotate partners among public client assignments every five years;

•	increased penalties for financial crimes;

•	expanded disclosure of corporate operations and internal controls and certification of financial statements;

•	enhanced controls on and reporting of insider trading; and

•	statutory separations between investment bankers and analysts.

We are currently evaluating what impacts the new legislation and its implementing regulations will have upon our operations, including a likely increase in certain outside professional costs.

USA PATRIOT Act of 2001

On October 26, 2001, President Bush signed the USA PATRIOT Act of 2001. The PATRIOT Act is intended to strengthen U.S. law enforcement’s and the intelligence communities’ abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the PATRIOT Act on financial institutions of all kinds is significant and wide ranging. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws in addition to current requirements and requires various regulations, including:

•	due diligence requirements for financial institutions that administer, maintain, or manage private banks accounts or correspondent accounts for non-US persons;

•	standards for verifying customer identification at account opening;

•	rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;

•	reports by nonfinancial businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for cash transactions exceeding $10,000; and

•	the filing of suspicious activities reports of securities by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

On July 23, 2002, the Treasury proposed regulations requiring institutions to incorporate into their written money laundering plans, a board approved customer identification program implementing reasonable procedures for:

•	verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;

•	maintaining records of the information used to verify the person’s identity; and

•	determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

Account is defined as a formal banking or business relationship established to provide ongoing services, dealings or other financial transactions.

Implementation of the PATRIOT Act has not had a material adverse effect on the operations of the Bank.

Financial Services Modernization Legislation

General.    On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999, or GLB. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company system to engage in a full range of financial activities through a new entity know as a “Financial Holding Company.” “Financial activities” is broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLB provides that no company may acquire control of an insured savings association unless that company engages, and continues to engage, only in the financial activities permissible for a Financial Holding Company, unless grandfathered as a unitary savings and loan holding company. The GLB grandfathers any company that was a unitary savings and loan holding company on May 4, 1999 or became a unitary savings and loan holding company pursuant to an application pending on that date. Such a company may continue to operate under present law as long as the company continues to meet two tests: it controls only one savings institution, excluding supervisory acquisitions, and each such institution meets the QTL test. Such a grandfathered unitary savings and loan holding company also must continue to control at least one savings association, or a successor institution, that it controlled on May 4, 1999.

The GLB also permits national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engaged in any activity authorized for national banks directly or any financial activity, except for insurance underwriting, insurance investments, real estate investment or development, or merchant banking, which may only be conducted through a subsidiary of a Financial Holding Company. Financial activities include all activities permitted under new sections of the Bank Holding Company Act or permitted by regulation.

While the GLB has not had a material adverse effect on the operations of us or the Bank in the near term, to the extent that the act permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The GLB is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies already possess. Nevertheless, the GLB may have the result of increasing the amount of competition that we and the Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than the Bank or us. In addition, because we may only be acquired by other unitary savings and loan holding companies or Financial Holding Companies, the legislation may have an anti-takeover effect by limiting the number of potential acquirers or by increasing the costs of an acquisition transaction by a bank holding company that has not made the election to be a Financial Holding Company under the GLB.

Privacy.    Under the GLB, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules financial institutions must provide:

•	initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;

•	annual notices of their privacy policies to current customers; and

•	a reasonable method for customers to “opt out” of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. The Bank has implemented its privacy policies in accordance with the law.

Regulation of Insurance Premium Finance Companies

The insurance premium finance industry is subject to state regulations. The regulatory structure of each state places certain restrictions on the terms of loans made to finance insurance premiums. These restrictions, among other things, generally provide that the lender must provide certain cancellation notices to the insured and the insurer in order to exercise an assigned right to cancel an insurance policy in the event of a default under an insurance premium finance agreement and to obtain in connection therewith a return from the insurer of any unearned premiums that have been assigned by the insured to the lender. Such state laws also require that certain disclosures be delivered by the insurance agent or broker arranging for such credit to the insured regarding the amount of compensation to be received by such agent or broker from the lender.

Regulation of Nonprime Automobile Lending

UACC’s automobile lending activities are subject to various federal and state consumer protection laws, including Truth in Lending, Equal Credit Opportunity Act, Fair Credit Reporting Act, the Federal Fair Debt Collection Practices Act, the Federal Trade Commission Act, the Federal Reserve Board’s Regulations B and Z, and state motor vehicle retail installment sales acts. Retail installment sales acts and other similar laws regulate the origination and collection of consumer receivables and impact UACC’s business. These laws, among other things, require UACC to obtain and maintain certain licenses and qualifications, limit the finance charges, fees and other charges on the contracts purchased, require UACC to provide specified disclosures to consumers, limit the terms of the contracts, regulate the credit application and evaluation process, regulate certain servicing and collection practices, and regulate the repossession and sale of collateral. These laws impose specific statutory liabilities upon creditors who fail to comply with their provisions and may give rise to a defense to payment of the consumer’s obligation. In addition, certain of the laws make the assignee of a consumer installment contract liable for the violations of the assignor.

Each dealer agreement contains representations and warranties by the dealer that, as of the date of assignment, the dealer has compiled with all applicable laws and regulations with respect to each automobile contract. The dealer is obligated to indemnify UACC for any breach of any of the representations and warranties and to repurchase any non-conforming automobile contracts. UACC generally verifies dealer compliance with usury laws, but does not audit a dealer’s full compliance with applicable laws. There can be no assurance that UACC will detect all dealer violations or that individual dealers will have the financial ability and resources either to repurchase automobile contracts or indemnify UACC against losses. Accordingly, failure by dealers to comply with applicable laws, or with their representations and warranties under the dealer agreement could have a material adverse affect on UACC.

UACC believes it is currently in compliance in all material respects with applicable laws, but there can be no assurance that UACC will be able to maintain such compliance. The failure to comply with such laws, or a determination by a court that UACC’s interpretation of any such law was erroneous, could have a material adverse effect upon UACC. Furthermore, the adoption of additional laws, changes in the interpretation and enforcement of current laws or the expansion of UACC’s business into jurisdictions that have adopted more stringent regulatory requirements than those in which UACC currently conducts business, could have a material adverse affect upon UACC.

If a borrower defaults on a automobile contract, UACC, as the servicer of the automobile contract, is entitled to exercise the remedies of a secured party under the Uniform Commercial Code as adopted in a particular state, or the UCC, which typically includes the right to repossession by self-help unless such means would constitute a breach of the peace. The UCC and other state laws regulate repossession and sales of collateral by requiring reasonable notice to the borrower of the date, time and place of any public sale of collateral, the date after which any private sale of the collateral may be held and the borrower’s right to redeem the financed vehicle prior to any such sale, and by providing that any such sale must be conducted in a commercially reasonable manner. Financed vehicles repossessed generally are resold by UACC through unaffiliated wholesale automobile networks or auctions, which are attended principally by used automobile dealers.

Regulation of the Bank

General

As a federally chartered, SAIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board.

The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank’s Board of Directors on any deficiencies found in the operations of the Bank. The relationship between the Bank and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of documents utilized by the Bank.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the FDIC insurance funds and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulations, whether by the OTS, the FDIC, or the Congress could have a material adverse impact on us, the Bank, and their operations.

Insurance of Deposit Accounts

The FDIC insures the Bank’s deposit accounts up to the maximum amount permitted by law. The FDIC may terminate insurance of deposits upon a finding that the institution:

•	has engaged in unsafe or unsound practices;

•	is in an unsafe or unsound condition to continue operations; or

•	has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the institution’s primary regulator.

The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to its deposit insurance fund. Under this system as of September 30, 2003, banks pay within a range of 0 cents to 27 cents per $100 of domestic deposits, depending upon the institution’s risk classification. This risk classification is based on an institution’s capital group and supervisory subgroup assignment. In addition, all FDIC-insured institutions are required to pay assessments to the FDIC at an annual rate for the fourth quarter of 2003 at approximately $0.0152 per $100 of assessable deposits to fund interest payments on bonds issued by the Financing Corporation, or FICO, an agency of the Federal government established to recapitalize the former deposit insurer of savings associations. These assessments will continue until the FICO bonds mature in 2017.

Regulatory Capital Requirement

OTS capital regulations require savings associations to meet three capital standards:

•	tangible capital equal to 1.5% of total adjusted assets;

•	leverage capital (core capital) equal to 3% of total adjusted assets; and

•	risk-based capital equal to 8.0% of total risk-based assets.

The Bank must meet each of these standards in order to be deemed in compliance with OTS capital requirements. In addition, the OTS may require a savings association to maintain capital above the minimum capital levels.

These capital requirements are viewed as minimum standards by the OTS, and most institutions are expected to maintain capital levels well above the minimum. In addition, the OTS regulations provide that minimum capital levels higher than those provided in the regulations may be established by the OTS for individual savings associations, upon a determination that the savings association’s capital is or may become inadequate in view of its circumstances. The OTS regulations provide that higher individual minimum regulatory capital requirements may be appropriate in circumstances where, among others:

•	a savings association has a high degree of exposure to interest rate risk, prepayment risk, credit risk, concentration of credit risk, certain risks arising from nontraditional activities, or similar risks or a high proportion of off-balance sheet risk;

•	a savings association is growing, either internally or through acquisitions, at such a rate that supervisory problems are presented that are not dealt with adequately by OTS regulations; and

•	a savings association may be adversely affected by activities or condition of its holding company, affiliates, subsidiaries, or other persons, or savings associations with which it has significant business relationships. The Bank is not subject to any such individual minimum regulatory capital requirement.

As shown below, the Bank’s regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of September 30, 2003.

	September 30, 2003
	Amount	Percent of Adjusted Assets
	(Dollars in thousands)
GAAP Capital	$97,940	6.46%

Tangible Capital:(1)
Regulatory requirement	$22,708	1.50%
Actual capital	97,649	6.44%

Excess	$74,784	4.94%

Leverage (Core) Capital:(1)
Regulatory requirement	$45,416	3.00%
Actual capital	97,649	6.44%

Excess	$52,076	3.44%

Risk-Based Capital:(2)
Regulatory requirement	$49,350	8.00%
Actual capital	105,363	17.08%

Excess	$56,013	9.08%

(1)	Regulatory capital reflects modifications from GAAP due to excess reserve for loan loss not permitted to be included in regulatory capitol.
(2)	Based on risk-weighted assets of $617.0 million.

The federal regulatory agencies have issued interagency guidelines providing examination guidance for the supervision of subprime lending activities. The term “subprime” refers to the credit characteristics of individual borrowers. Subprime borrowers typically have weakened credit histories that include payment delinquencies and possibly more severe problems such as charge-offs, judgments and bankruptcies. Subprime loans are loans to borrowers displaying one or more of these characteristics at the time of origination of the loan. Our auto lending activities constitute subprime lending which the interagency guidelines consider to be a high-risk activity unless the risks associated with such subprime lending are properly controlled. The interagency guidelines permit examiners to impose additional regulatory capital requirements of 1½ to 3 times higher than that typically set aside for prime assets in any situation where an institution has subprime assets equal to or greater than 25% or more of its Tier 1 capital or has subprime portfolios experiencing rapid growth or adverse performance trends or which are administered by inexperienced management or have inadequate or weak controls. Our subprime automobile loan portfolio represented approximately 359% of our Tier 1 capital as of September 30, 2003. We maintain and currently intend to maintain regulatory capital ratios of at least 2 times that which is normally required with respect to our subprime portfolio. However, any requirement to maintain additional regulatory capital as a result of our subprime lending activities could have an adverse effect on our future prospects and operations and may restrict our ability to grow. Although management believes that it maintains appropriate controls and sufficient regulatory capital for its subprime lending activities, it cannot predict or determine whether or to what extent additional capital requirements will be imposed based upon regulatory supervision and examination.

The HOLA permits savings associations not in compliance with the OTS capital standards to seek an exemption from certain penalties or sanctions for noncompliance. Such an exemption will be granted only if certain strict requirements are met, and must be denied under certain circumstances. If an exemption is granted by the OTS, the savings association still may be subject to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

Prompt Corrective Action

The prompt corrective action regulation of the OTS requires certain mandatory actions and authorizes certain other discretionary actions to be taken by the OTS against a savings association that falls within certain undercapitalized capital categories specified in the regulation.

The regulation establishes five categories of capital classification:

•	“well capitalized;”

•	“adequately capitalized;”

•	“undercapitalized;”

•	“significantly undercapitalized;” and

•	“critically undercapitalized.”

Under the regulation, the risk-based capital, leverage capital, and tangible capital ratios are used to determine an institution’s capital classification. At September 30, 2003, the Bank met the capital requirements of a “well capitalized” institution under applicable OTS regulations.

In general, the prompt corrective action regulation prohibits an insured depository institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. In addition, while well capitalized institutions may accept deposits without regulatory approval or limitations on interest rates, adequately capitalized institutions may accept brokered deposits only with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll-over brokered deposits.

If the OTS determines that an institution is in an unsafe or unsound condition, or if the institution is deemed to be engaging in an unsafe and unsound practice, the OTS may, if the institution is well capitalized, reclassify it as adequately capitalized; if the institution is adequately capitalized but not well capitalized, require it to comply with restrictions applicable to undercapitalized institutions; and, if the institution is undercapitalized, require it to comply with certain restrictions applicable to significantly undercapitalized institutions. Finally, pursuant to an interagency agreement, the FDIC can examine any institution that has a substandard regulatory examination score or is considered undercapitalized, without the express permission of the institution’s primary regulator.

Loans-to-One Borrower Limitations

Savings associations generally are subject to the lending limits applicable to national banks. With certain limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower (including certain related entities of the borrower) at one time may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Savings associations are additionally authorized to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or, by order of the Director of OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided:

•	the purchase price of each single-family dwelling in the development does not exceed $500,000;

•	the savings association is in compliance with its fully phased-in capital requirements;

•	the loans comply with applicable loan-to-value requirements; and

•	the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus.

At September 30, 2003, the Bank’s loans-to-one-borrower limit was $9.7 million based upon the 15% of unimpaired capital and surplus measurement.

Qualified Thrift Lender Test

Savings associations must meet the QTL test, which test may be met either by maintaining a specified level of assets in qualified thrift investments as specified in the Home Owners Loan Act, or HOLA, or by meeting the definition of a “domestic building and loan association” in the Code. Qualified thrift investments are primarily residential mortgages and related investments, including certain mortgage-related securities. The required percentage of investments under HOLA is 65% of assets while the Code requires investments of 60% of assets. Additionally, HOLA limits indirect consumer loans to 30% of total assets. As of September 30, 2003 the Bank’s indirect consumer loans comprised 25% of total assets. An association must be in compliance with the QTL test or the definition of domestic building and loan association on a monthly basis in nine out of every 12 months. Associations that fail to meet the QTL test will generally be prohibited from engaging in any activity not permitted for both a national bank and a savings association. This requirement may adversely affect our ability to grow. The Bank intends to adjust and manage its sources of funds and control the growth and mix of its assets to ensure that it meets the requirements of the QTL test going forward. As of September 30, 2003, the Bank was in compliance with its QTL requirements and met the definition of a domestic building and loan association.

Affiliate Transactions

Transactions between a savings association and its “affiliates” are quantitatively and qualitatively restricted under the Federal Reserve Act. Affiliates of a savings association include, among other entities, the savings association’s holding company and companies that are under common control with the savings association. In general, a savings association or its subsidiaries are limited in their ability to engage in “covered transactions” with affiliates:

•	to an amount equal to 10% of the association’s capital and surplus, in the case of covered transactions with any one affiliate; and

•	to an amount equal to 20% of the association’s capital and surplus, in the case of covered transactions with all affiliates.

In addition, a savings association and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A “covered transaction” includes:

•	a loan or extension of credit to an affiliate;

•	a purchase of investment securities issued by an affiliate;

•	a purchase of assets from an affiliate, with some exceptions;

•	the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or

•	the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, under the OTS regulations:

•	a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies;

•	a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary;

•	a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate;

•	covered transactions and other specified transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and

•	with some exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Regulations generally exclude all non-bank and non-savings association subsidiaries of savings associates from treatment as affiliates, except for:

•	a financial subsidiary

•	a subsidiary controlled by one or more affiliates,

•	an ESOP, or

•	a subsidiary determined by the OTS or the Federal Reserve to be an affiliate.

Capital Distribution Limitations

OTS regulations impose limitations upon all capital distributions by savings associations, like cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The OTS recently adopted an amendment to these capital distribution limitations. Under the new rule, a savings association in some circumstances may:

•	be required to file an application and await approval from the OTS before it makes a capital distribution;

•	be required to file a notice 30 days before the capital distribution; or

•	be permitted to make the capital distribution without notice or application to the OTS.

The OTS regulations require a savings association to file an application if:

•	it is not eligible for expedited treatment of its other applications under OTS regulations;

•	the total amount of all of capital distributions, including the proposed capital distribution, for the applicable calendar year exceeds its net income for that year-to-date plus retained net income for the preceding two years;

•	it would not be at least adequately capitalized, under the prompt corrective action regulations of the OTS following the distribution; or

•	the association’s proposed capital distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the savings association and the OTS, or the FDIC, or violate a condition imposed on the savings association in an OTS-approved application or notice.

In addition, a savings association must give the OTS notice of a capital distribution if the savings association is not required to file an application, but:

•	would not be well capitalized under the prompt corrective action regulations of the OTS following the distribution;

•	the proposed capital distribution would reduce the amount of or retire any part of the savings association’s common or preferred stock or retire any part of debt instruments like notes or debentures included in capital, other than regular payments required under a debt instrument approved by the OTS; or

•	the savings association is a subsidiary of a savings and loan holding company.

If neither the savings association nor the proposed capital distribution meets any of the above listed criteria, the OTS does not require the savings association to submit an application or give notice when making the proposed capital distribution. The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice. Further, a federal savings association, like the Bank, cannot distribute regulatory capital that is needed for its liquidation account.

Community Reinvestment Act and the Fair Lending Laws

Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution’s failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OTS, other federal regulatory agencies as well as the Department of Justice taking enforcement actions. Based on an examination conducted October 30, 2001, the Bank received a satisfactory rating under both the Community Reinvestment Act and Fair Lending Laws.

Effective January 1, 2002, the OTS raised the dollar amount limit in the definition of small business loans from $500,000 to $2.0 million, if used for commercial, corporate, business or agricultural purposes. Furthermore, the rule raises the aggregate level that a thrift can invest directly in community development funds, community centers and economic development initiatives in its communities from the greater of a quarter of one percent of total capital or $100,000 to one percent of total capital or $250,000.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank, or FHLB, system. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB. As an FHLB member, the Bank is required to own capital stock in an FHLB in an amount equal to the greater of:

•	1% of its aggregate outstanding principal amount of its residential mortgage loans, home purchase contracts and similar obligations at the beginning of each calendar year;

•	5% of its FHLB advances or borrowings.

At September 30, 2003, the Bank had $11.5 million in FHLB stock, which was in compliance with this requirement.

The GLB Act made significant reforms to the FHLB system, including:

•	Expanded Membership – (i) expands the uses for, and types of, collateral for advances; (ii) eliminates bias toward QTL lenders; and (iii) removes capital limits on advances using real estate related collateral (e.g., commercial real estate and home equity loans).

•	New Capital Structure – each FHLB is allowed to establish two classes of stock: Class A is redeemable within six months of notice; and Class B is redeemable within five years notice. Class B is valued at 1.5 times the value of Class A stock. Each FHLB will be required to maintain minimum capital equal to 5% of equity. As of July 17, 2002, each FHLB, including our FHLB of San Francisco, received Federal Housing Finance Board approval its capital plan. These plans must be implemented by July 1, 2004.

•	Voluntary Membership – federally chartered savings associations, such as the Bank, are no longer required to be members of the system.

•	REFCorp Payments – changes the amount paid by the system on debt incurred in connection with the thrift crisis in the late 1980’s from a fixed amount to 20% of net earnings after deducting certain expenses.

The new capital plan of the FHLB-San Francisco was approved by the Federal Housing Finance Board on June 12, 2002. The FHLB-SF has not yet established an implementation date for the new capital plan, with such implementation required by June 2005. The Bank will receive at least 240 days written notice of the implementation date. The new capital plan incorporates a single class of stock and requires each member to own stock in amount equal to the greater of:

•	a membership stock requirement, or

•	an activity based stock requirement.

The new capital stock is redeemable on five years written notice, subject to certain conditions.

We do not believe that the initial implementation of the FHLB-SF new capital plan as approved will have a material impact upon our financial condition, cash flows, or results of operations. However, the Bank could be required to purchase as much as 50% additional capital stock or sell as much as 50% of its proposed capital stock requirement at the discretion of the FHLB-SF.

Federal Reserve System

The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. At September 30, 2003, the Bank was in compliance with these requirements.

Activities of Subsidiaries

A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Employees

At September 30, 2003, we had 514 full-time equivalent employees. We believe that our employee relations are satisfactory.

Properties

Our principal executive offices consisting of approximately 13,300 square feet are located at 3990 Westerly Place, Suite 200, Newport Beach, California 92660. As of October 31, 2003, we maintained four branches for our banking business, 66 branches for UACC’s automobile finance business, one location for our insurance premium finance business and one office site for our bank operations. During the three months ended September 30, 2003, the Bank sold one of its retail bank branches in a transaction expected to close in January 2004.

All of our leased properties are leased for terms expiring on various dates to 2007, many with options to extend the lease term. The net investment in premises, equipment and leaseholds totaled $3.0 million at September 30, 2003.

MANAGEMENT

The following table sets forth certain information with respect to our executive officers and directors, and directors of the Bank, as of October 31, 2003.

Name	Age	Position
Directors
Guillermo Bron	51	Chairman of the Board and Chief Executive Officer, Class II Director, Director of the Bank
Ray C. Thousand	46	President, Chief Operating Officer and Secretary; President and Chief Executive Officer of the Bank and UACC, Class II Director, Director of the Bank
Ron R. Duncanson	42	Class I Director, Director of the Bank
Mitchell G. Lynn	54	Class I Director, Director of the Bank
Luis Maizel	52	Class II Director
Lawrence J. Grill	66	Director of the Bank

Executive Officers Who Are Not Directors
Garland Koch	51	Senior Vice President and Chief Financial Officer; Senior Vice President and Chief Financial Officer of UACC
Mario Radigran	42	Executive Vice President and Vice President of Marketing for UACC

Guillermo Bron.    Mr. Bron has served as our Chief Executive Officer since January 2001 and as our Chairman of the Board and a director since April 1994. Mr. Bron has also served as a director of the Bank since April 1994. Mr. Bron is President of BVG, the general partner of the Partnership. Mr. Bron was our founder and organized a Hispanic investor group that acquired certain assets and assumed certain liabilities of the Bank’s predecessor from the Resolution Trust Corporation in April 1994. Since July 1994, Mr. Bron has been an officer, director and principal stockholder of a general partner of Bastion Capital Fund, L.P., a private equity investment fund. Previously, Mr. Bron was a Managing Director of Corporate Finance and Mergers and Acquisitions at Drexel Burnham Lambert.

Ray C. Thousand.    Mr. Thousand has served as a director since September 2000 and as our President, Chief Operating Officer and Secretary and President and Chief Executive Officer of the Bank since January 2001. Mr. Thousand has served as President, Chief Executive Officer and a director of UACC since February 1996. Previously, Mr. Thousand held positions in consumer and commercial lending with Norwest Financial from 1979 to 1985, and executive positions with Bank of America/Security Pacific Credit from 1985 to 1993, TransAmerica Business Credit in 1994 and Fidelity Funding Financial Group from 1994 to 1995 with emphasis on lending to consumer finance companies engaged in indirect automobile lending.

Ron R. Duncanson.    Mr. Duncanson has served as a director since May 1999 and as a director of the Bank since 1994. Mr. Duncanson also serves as Chairman of our Audit Committee. Mr. Duncanson is a management consultant to Vintaco, Inc., where he oversees startup businesses. Mr. Duncanson’s other responsibilities include the general oversight of an active mid-size commercial real estate portfolio. Prior to joining Vintaco in 1992, Mr. Duncanson served six years with the Treasury Department, OTS, where he was a senior analyst in mergers and acquisitions. Mr. Duncanson was an auditor for Wells Fargo Bank from 1984 to 1986.

Mitchell G. Lynn.    Mr. Lynn has served as our director and a director of the Bank since April 2001. Since 1995, Mr. Lynn has served as President of Combined Resources International, a company that manufactures products in Mexico for sale to retailers in the United States. From 1979 to 1994, Mr. Lynn held various executive level positions with the Price Company and Price/Costco. Mr. Lynn is currently a director of Bodega Latina, a warehouse grocery retailer focusing on the Hispanic market in Southern California.

Luis Maizel.    Mr. Maizel has served as a director since October 1997. Mr. Maizel also serves as Chairman of our Compensation Committee. Mr. Maizel has been President of LM Capital Management since 1989 and LM Advisors Inc. since 1984. Both such companies are pension funds management and financial consulting firms of which he is the principal stockholder. From 1980 to 1984, he was President of Industrias Kuick, S.A. and Blount Agroindustras, S.A., manufacturers of agribusiness equipment.

Lawrence J. Grill.    Mr. Grill has served as a director of the Bank since April 1994 and served as our President, Chief Executive Officer and Secretary of the Bank from April 1994 to December 2000. Mr. Grill served as our director from April 1994 to June, 2003 and served as our President, Chief Executive Officer and Secretary from April 1994 to December 2000. From 1984 through 1994, Mr. Grill was President of Lawrence J. Grill & Associates, a consulting firm specializing in business strategy and operations improvement for financial institutions. He has also served as a director, officer and consultant to various thrifts and banks. Previously, Mr. Grill held senior executive positions with Kaufmann and Broad, Wickes Companies and AM International and practiced corporate law in California and Illinois. Mr. Grill is a Certified Public Accountant in Illinois and is licensed to practice law in California and Illinois.

Garland Koch.    Mr. Koch has served as our and the Bank’s Senior Vice President and Chief Financial Officer since July 2001 and as Senior Vice President and Chief Financial Officer of UACC since October 2000. From December 1994 to October 2000, he served as Senior Vice President and Chief Financial Officer at First Citizens National Bank and as Vice President and Chief Financial Officer of First Citizens Financial Corporation, both located in Mason City, Iowa. From March 1987 to December 1994, he served as Senior Vice President and Chief Financial Officer of First National Bank in Clarion, Iowa. Mr. Koch is a certified public accountant.

Mario Radigran.    Mr. Radrigan has served as Executive Vice President and Vice President of Marketing for UACC since February 1996, as our Senior Vice President and as Senior Vice President of the Bank since July 2001. From September 1993 to February 1996, he served as Finance Director of Webb Automotive Group. He served as Finance Director of Peyton Cramer Automotive Group from June 1988 to September 1993, as Senior Credit Analyst for Toyota Motor Credit Corporation from February 1986 to June 1988 and as Account Representative for General Motors Acceptance Corporation from August 1981 to February 1986.

CERTAIN TRANSACTIONS

The Partnership’s term expires on December 31, 2003, and on that date its general partner, BVG, is required to commence the winding up of, dissolution and liquidation of the Partnership. As part of the overall plan of liquidation and winding-up of the Partnership, we have entered into a registration rights agreement with the selling shareholders and a merger agreement with BVG. The registration rights agreement with the selling shareholder provides the terms under which the shares being offered hereby are sold and grants to selling shareholder piggyback registration rights. For further information, see “The Selling Shareholder—Registration Rights Agreement.” The merger agreement sets forth the terms pursuant to which BVG will be liquidated and terminated after the final liquidation and termination of the Partnership by virtue of a merger of BVG into a subsidiary corporation to be formed by us. BVG is controlled by Guillermo Bron, our Chief Executive Officer and Chairman of our Board of Directors. Mr. Bron is the President of BVG and a director of BVG and controls a majority of the common stock of BVG. In addition, Mr. Bron and persons related to him hold a majority of the limited partnership interests in the Partnership. In this merger, the stockholders of BVG, including Mr. Bron, who subsequent to the distribution will own approximately 15% of our common stock, will receive, in the aggregate, the same number of shares of our common stock which BVG owned prior to the merger, in the same percentages that such stockholders owned such shares indirectly through BVG immediately prior to the effective time of such merger. Our total outstanding shares will not change as a result of the merger, nor will the underlying beneficial ownership of those shares change. The merger will be accounted for under the purchase method of accounting. Pursuant to the merger agreement, Mr. Bron will indemnify us for any successor liability claims against BVG, including claims arising from actions in its capacity as general partner of the Partnership or in connection with BVG’s role in the liquidation and dissolution of the Partnership. Mr. Bron will also indemnify us against breaches of, or defaults in connection with, any of the representations, warranties, covenants or agreements of BVG and Mr. Bron contained in the BVG merger agreement. Because of Mr. Bron’s ownership interest in BVG and his Partnership interests, he did not participate in the vote when our Board of Directors approved the proposed merger of BVG and also did not participate when our Board of Directors approved the registration rights agreement with the selling shareholder.

We have advanced all costs and will continue to advance all costs to the selling shareholder incurred in connection with this offering. The selling shareholder is obligated to reimburse us on the earlier of the consummation of the offering or March 31, 2004. As of October 31, 2003, we had advanced $44,500 in expenses.

PRINCIPAL SHAREHOLDERS

The following table shows, as of October 31, 2003, all persons or entities we know to be “beneficial owners” of more than five percent of our common stock. This information is based on Schedule 13G reports filed with the Securities and Exchange Commission or SEC, by each of the entities listed in the table below. If you wish, you may obtain these reports from the SEC.

	Common Stock Beneficially Owned(1)
Name of Beneficial Owners	Number of Shares(2)	Percentage of Class
Guillermo Bron(3)	11,200,000	65.7%
BVG West Corp.(4)	10,050,000	62.7%
Pan American Financial, L.P.(5)(6)	8,681,250	54.2%

(1)	Includes 1,030,000 shares issuable upon the exercise of stock options, which a person has the right to acquire within 60 days after October 31, 2003. Except as otherwise noted below, each person has sole voting and investment power over the shares of common stock as beneficially owned subject to community property laws where applicable.
(2)	This table is based on 16,023,868 shares outstanding as of October 31, 2003. Shares of common stock issuable upon exercise of stock options exercisable within 60 days after October 31, 2003 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Mr. Bron is the record owner of 120,000 of such shares and has the right to acquire within 60 days of October 31, 2003, 1,030,000 shares upon exercise of stock options granted pursuant to the UPFC Amended and Restated 1997 Employee Stock Incentive Plan, as amended, or the Stock Incentive Plan. Mr. Bron also beneficially owns 10,050,000 shares through control of BVG and his position as President and director of BVG. See Footnotes 4 and 5 below.
(4)	BVG is the record owner of 1,368,750 such shares. BVG also beneficially owns 8,681,250 of such shares in its capacity as the sole general partner of the Partnership.
(5)	Mr. Bron and related persons hold the majority of the Limited Partnership Units of the Partnership.
(6)	Prior to the commencement of the offering the Partnership will transfer 2,473,017 shares to the selling shareholder, which will constitute the substantial portion of the shares offered hereby.

The following table shows, as of October 31, 2003, beneficial ownership of our common stock by each of our directors, and executive officers, and for all directors and executive officers as a group.

	Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Number of Shares	Percentage of Class(2)
Guillermo Bron(3)	11,200,000	65.7%
Ray C. Thousand(4)	1,446,250	8.3%
Garland Koch(5)	181,069	1.1%
Ron R. Duncanson(6)	83,750	*
Lawrence J. Grill(7)	460,400	2.9%
Mitchell G. Lynn(8)	194,628	1.2%
Luis Maizel(9)	100,850	*
Mario Radrigan(10)	327,400	2.0%
All directors and executive officers as a group (8 persons)(11)	13,994,347	73.4%

*	Less than one percent.
(1)

Includes shares issuable upon the exercise of stock options, which a person has the right to acquire within 60 days after October 31, 2003. Shares of common stock issuable upon exercise of stock options exercisable within 60 days after October 31, 2003 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted below, each person has sole voting and investment power over the shares of common stock as beneficially owned subject to community property laws where applicable.

(2)	This table is based on 16,023,868 shares outstanding as of October 31, 2003. Shares of common stock issuable upon exercise of stock options exercisable within 60 days after October 31, 2003 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Includes (a) 1,368,750 shares owned of record by BVG, a corporation controlled by Mr. Bron, (b) 8,681,250 shares by the Partnership, the sole general partner of which is BVG, and (c) 1,030,000 shares issuable upon the exercise of stock options granted pursuant to the Stock Incentive Plan, which options are exercisable within 60 days after October 31, 2003.
(4)	Includes 1,418,250 shares issuable upon the exercise of stock options granted pursuant to the Stock Incentive Plan, which options are exercisable within 60 days after October 31, 2003.
(5)	Includes 70,544 shares issuable upon the exercise of stock options granted pursuant to the Stock Incentive Plan, which options are exercisable within 60 days after October 31, 2003.
(6)	Includes 73,750 shares issuable upon the exercise of stock options granted pursuant to the Stock Incentive Plan, which options are exercisable within 60 days after October 31, 2003. Excludes 4,300 shares held by Mr. Duncanson’s children, as to which he disclaims beneficial ownership to the extent of his pecuniary interest therein.
(7)	Includes 10,000 shares issuable upon the exercise of stock options granted pursuant to the Stock Incentive Plan, which options are exercisable within 60 days after October 31, 2003.
(8)	Includes 25,000 shares issuable upon exercise of stock options granted pursuant to the Stock Incentive Plan, which options are exercisable within 60 days after October 31, 2003. Excludes 20,000 shares held by Mr. Lynn’s children and wife, as to which shares Mr. Lynn disclaims beneficial ownership to the extent of his pecuniary interest therein.
(9)	Includes 85,000 shares issuable upon the exercise of stock options granted pursuant to the Stock Incentive Plan, which options are exercisable within 60 days after October 31, 2003. Excludes 2,000 shares held by LM Capital Management Pension Plan, as to which shares Mr. Maizel disclaims beneficial ownership. Through its beneficial ownership of limited partnership units of the Partnership, a trust related to Mr. Maizel is entitled to receive 170,052 shares of common stock held by the Partnership. Mr. Maizel disclaims beneficial ownership of the shares of common stock held by the Partnership to the extent of his pecuniary interest therein.
(10)	Includes 325,400 shares issuable upon the exercise of stock options granted pursuant to the Stock Incentive Plan, which options are exercisable within 60 days after October 31, 2003.
(11)	Includes 3,037,944 shares issuable upon the exercise of stock options granted pursuant to the Stock Incentive Plan, which options are exercisable within 60 days after October 31, 2003.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 30,000,000 shares of common stock, no par value and 2,000,000 shares of preferred stock, no par value. As of October 31, 2003, there were 16,023,868 shares of our common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our shareholders, including the election of directors. Our articles of incorporation do not provide for cumulative voting in the election of directors.

Holders of our common stock are entitled to receive such dividends as may be declared from time to time by our board of directors out of funds legally available therefor. For more information, see “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of the liquidation preference of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights and are not subject to further assessments by us. All of the currently outstanding shares of our common stock are fully paid and nonassessable.

The transfer agent and registrar for our common stock is U.S. Stock Transfer.

Preferred Stock

Our articles of incorporation currently provides that we are authorized to issue up to 2,000,000 shares of preferred stock. Our board of directors has not issued any preferred stock.

SELLING SHAREHOLDER

General

This is an offering of stock by the PAFLP Liquidating Trust, the selling shareholder. The term of the Partnership expires on December 31, 2003, at which time its general partner, BVG, is required to commence a winding up of the Partnership and subsequent distribution of the shares of our common stock held by the Partnership to its partners. The selling shareholder was formed by the Partnership for the sole purpose of effecting an underwritten offering of a portion of the shares of common stock to be distributed by the Partnership. Each partner of the Partnership electing to participate in the underwritten offering has designated its portion of our shares, out of the shares that such partner would otherwise receive upon liquidation and dissolution of the Partnership, for contribution to the selling shareholder and potential sale in the underwritten offering. All shares contributed to the selling shareholder and not sold in this offering, or in an offering under which the selling shareholders exercised its piggyback registration rights described below in “—Registration Rights Agreement,” will be distributed upon termination of the selling shareholder to the persons who made their shares available for sale through the selling shareholder. The sole trustee of the selling shareholder is Mr. Bron. Upon commencement of this offering, the selling shareholder will receive substantially all of the shares offered hereby as part of a liquidating distribution from the Partnership and 100,000 shares by contribution from a former limited partner of the Partnership.

Partnership shares that are not included in this offering are subject to a lock-up agreement that will expire in full on November 30, 2004. For more information see “Underwriting.”

The following table shows certain information regarding the shares to be owned by the selling shareholder effective as of the date of commencement of this offering, based on shares outstanding as of October 31, 2003. The selling shareholder has sole voting and investment power over the common stock owned by it.

	Beneficial Ownership Prior to the Offering(1)		Number of Shares Being Offered(2)	Beneficial Ownership After the Offering(1)(3)
Name	Number	Percentage		Number	Percentage
PAFLP Liquidating Trust	2,530,000	15.79%	2,530,000	—	—

(1)	Through their beneficial ownership of interests in the selling shareholder, Lawrence J. Grill, a director of the Bank, is entitled to receive proceeds from up to 100,000 shares of common stock sold in this offering and a trust related to Luis Maizel, one of our directors, is entitled to receive proceeds from up to 42,513 shares.
(2)	Includes 330,000 shares which the selling shareholder has granted the underwriters to cover over-allotments, if any.
(3)	Assumes all shares offered by the selling shareholder are sold in this offering.

Registration Rights Agreement

Under a registration rights agreement dated as of November 11, 2003 between us and the selling shareholder, we agreed to register the common stock offered by this prospectus through an underwritten offering. In addition, we agreed that if we propose to register any securities in connection with the public offering of such securities solely for cash, then we will give the selling shareholder the ability to participate in the registration. However, we will not have the obligation to provide such piggy-back registration rights if the registration we are proposing to undertake is:

•	on Form S-4, Form S-8 or any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the common stock held by the selling shareholder; or

•	with respect to an employee benefit plan; or

•	solely in connection with a Rule 145 transaction under the Securities Act of 1933, as amended.

Our obligations under the registration rights agreement will terminate on the earlier to occur of:

•	September 30, 2006; or

•	the date on which all shares of common stock held by the selling shareholder can be sold in any three month period without volume restrictions under Rule 144 of the Securities Act; or

•	upon termination of the selling shareholder.

Regulatory Approval

Under HOLA, acquisitions of control of savings associations are strictly regulated. The selling shareholder has advised us that no regulatory approval is required in order to effect this offering.

UNDERWRITING

We, the selling shareholder and the Partnership have entered into an underwriting agreement with the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement, the selling shareholder has agreed to sell to the underwriters, and the underwriters have agreed to purchase from the selling shareholder the respective numbers of shares of our common stock set forth below.

Underwriter	Number of shares
JMP Securities LLC	1,320,000
Jefferies & Company, Inc.	880,000

Total	2,200,000

The underwriting agreement provides that the underwriters’ obligation to pay for and accept delivery of our common stock is subject to approval of various legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered if any of the shares are taken, other than those covered by the over-allotment option described below.

The underwriters propose to offer shares of our common stock directly to the public at the public offering price per share listed on the cover page of this prospectus and to selected dealers at this price less a concession not in excess of $             per share, of which $             per share may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No such reduction shall change the amount of proceeds to be received by the selling shareholder as listed on the cover page of this prospectus. The common stock is offered by the underwriters, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

Over-Allotment Option

The selling shareholder has granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 330,000 shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus. If the underwriters exercise the option to purchase any of the 330,000 additional shares of common stock, they will have a firm commitment, subject to a number of conditions, to purchase these shares. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold and each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown. The selling shareholder will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

Discounts and Commissions

The following table shows the per share and total underwriting discount the selling shareholder will pay to the underwriters. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase 330,000 additional shares of our common stock, if any.

Total
	Per Share	No Exercise of Option	Full Exercise of Option
Underwriting discounts and commissions to be paid by the selling shareholder	$	$	$

We estimate fees and expenses payable by the selling shareholder in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $450,000.

Indemnity

We, the selling shareholder, BVG, the Partnership and certain beneficiaries of the selling shareholder thereof have agreed to indemnify the underwriters against particular liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

We have agreed, subject to particular exceptions, that we will not, without the prior written consent of JMP Securities LLC, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) of the Securities Exchange Act of 1934, or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock for a period of 120 days after the date of this prospectus.

Each of our officers and directors and significant stockholders have agreed with JMP Securities LLC not to directly or indirectly sell, offer, contract, grant or transfer any option to sell, pledge, transfer, or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) of the Securities Exchange Act of 1934, or otherwise dispose of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, grant, transfer disposition without the prior written consent of JMP Securities LLC for a period of 120 days after the date of this prospectus. In addition, the Partnership has agreed to further extend the aforementioned lock-up with respect to shares of our common stock held by it, or which are distributed to its partners, as to 2,069,411 shares until April 30, 2004, as to 2,069,411 shares until August 31, 2004 and as to 2,069,411 shares until November 30, 2004.

Listing

Our common stock is listed on the Nasdaq National Market under the symbol “UPFC.”

Stabilization

In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 330,000 shares of common stock, they may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we, the selling shareholder nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling shareholder nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

Other Agreements

JMP Securities LLC, Jefferies & Company, Inc. and their respective affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they each may receive customary compensation.

LEGAL OPINION

The validity of the common stock will be passed upon by Manatt, Phelps & Phillips, LLP. Legal matters in connection with this offering will be passed upon for the underwriters by Kirkpatrick & Lockhart, LLP. and for the selling shareholder by King, Holmes, Paterno & Berliner, LLP.

EXPERTS

The consolidated financial statements of United PanAm Financial Corp. as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference and included in this prospectus in reliance upon the report of KPMG LLP, independent auditors, included herein and incorporated by reference and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public over the Internet at a website maintained by the SEC at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus is a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement or in the exhibits to the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the notes offered hereby, reference is made to the registration statement and the exhibits and the financial statements, notes and schedules filed as part thereof or incorporated by reference therein, which may be inspected as described above. Statements made in this prospectus concerning the contents of any documents referred to in this prospectus are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the document filed as an exhibit to the registration statement of which this prospectus is a part.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information in documents that we file with it. We have elected to use a similar procedure in connection with this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and, from the date of this prospectus, any future filings made by us with the SEC which we may make under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than information in listed documents and future filings that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	The portions of the Proxy Statement for the annual meeting of shareholders held on May 20, 2003 that are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

•	Current Reports on Form 8-K filed on May 1, 2003, July 25, 2003, September 18, 2003 and October 22, 2003 (except for the information on the Forms 8-K filed pursuant to Item 9 relating to Regulation FD disclosure or Item 12 relating to disclosure of results of operations and financial condition).

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these incorporated filings, without charge, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in the document that this prospectus incorporates. You may request copies by writing or telephoning United Pan Am Financial Corp., 3990 Westerly Place, Suite 200, Newport Beach, California 92660, Attention: Corporate Secretary, telephone (949) 224-1917. You may also obtain copies of some of these documents at our website at http://www.upfc.com. Information included or referenced to on our website is not part of this prospectus.

United PanAm Financial Corp.

Independent Auditors’ Report

The Board of Directors

United PanAm Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of United PanAm Financial Corp. and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United PanAm Financial Corp. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows, for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

Los Angeles, California

January 29, 2003

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Financial Condition

	December 31, 2002	December 31, 2001
	(Dollars in thousands)
Assets
Cash and due from banks	$9,964	$5,428
Short term investments	3,590	135,267

Cash and cash equivalents	13,554	140,695
Securities available for sale, at fair value	603,268	284,837
Loans	331,257	253,750
Allowance for loan losses	(23,179)	(17,302)

Loans, net	308,078	236,448
Loans held for sale	—	194
Premises and equipment, net	2,700	2,124
Federal Home Loan Bank stock, at cost	1,675	6,500
Accrued interest receivable	1,880	4,029
Bank owned life insurance	12,228	2,081
Other assets	7,903	12,665

Total assets	$951,286	$689,573

Liabilities and Shareholders’ Equity
Deposits	$468,458	$357,350
Federal Home Loan Bank advances	—	130,000
Repurchase agreements	384,624	114,776
Accrued expenses and other liabilities	8,545	11,781

Total liabilities	861,627	613,907

Common stock (no par value):
Authorized, 30,000,000 shares; issued and outstanding, 15,836,725 and 15,571,400 shares at December 31, 2002 and December 31, 2001, respectively	64,957	63,630
Retained earnings	23,814	11,287
Unrealized gain on securities available for sale, net	888	749

Total shareholders’ equity	89,659	75,666

Total liabilities and shareholders’ equity	$951,286	$689,573

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Operations

	Years Ended December 31,
	2002	2001	2000
	(In thousands, except per share data)
Interest Income
Loans	$58,013	$45,648	$34,814
Securities	13,344	12,504	9,561

Total interest income	71,357	58,152	44,375

Interest Expense
Deposits	13,676	18,119	13,057
Other borrowings	5,474	1,403	1,506

Total interest expense	19,150	19,522	14,563

Net interest income	52,207	38,630	29,812
Provision for loan losses	638	615	201

Net interest income after provision for loan losses	51,569	38,015	29,611

Non-interest Income
Net gain on sale of securities	491	—	—
Loss on residual investments in securitizations	—	—	(11,374)
Net gain on sales of loans	—	1,607	—
Service charges and fees	787	680	215
Loan related charges and fees	306	280	616
Other income (loss)	296	137	(369)

Total non-interest income (loss)	1,880	2,704	(10,912)

Non-interest Expense
Compensation and benefits	20,474	17,135	12,903
Occupancy	3,769	3,088	2,486
Other	9,111	7,769	8,772

Total non-interest expense	33,354	27,992	24,161

Income (loss) before income taxes and cumulative effect of change in accounting principle	20,095	12,727	(5,462)
Income taxes (benefit)	7,674	4,964	(2,094)

Income before cumulative effect of change in accounting principle	12,421	7,763	(3,368)

Cumulative effect of change in accounting principle, net of tax	106	—	—
Loss on disposal of discontinued operations, net of tax	—	—	(3,291)

Net income (loss)	$12,527	$7,763	$(6,659)

Earnings (loss) per share-basic:
Income before cumulative effect of change in accounting principle	$0.79	$0.48	$(0.21)

Cumulative effect of change in accounting principle	0.01	—	(0.20)

Net income (loss)	0.80	0.48	(0.41)

Weighted average shares outstanding	15,630	16,017	16,392

Earnings (loss) per share-diluted:
Income before cumulative effect of change in accounting principle	$0.70	$0.46	$(0.21)

Cumulative effect of change in accounting principle	0.01	—	(0.20)

Net income (loss)	0.71	0.46	(0.41)

Weighted average shares outstanding	17,588	16,931	16,392

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2002	20001	2000
	(Dollars in thousands)
Net income (loss)	$12,527	$7,763	$(6,659)
Other comprehensive income, net of tax:
Unrealized gain (loss) on securities	139	247	581

Comprehensive income (loss)	$12,666	$8,010	$(6,078)

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

	Number of Shares	Common Stock	Retained Earnings	Unrealized Gain (Loss) On Securities, Net	Total Shareholders’ Equity
	(Dollars in thousands)
Balance, December 31, 1999	16,369,350	$65,249	$10,183	$(79)	$75,353
Net loss	—	—	(6,659)	—	(6,659)
Exercise of stock options	267,500	468	—	—	468
Issuance of restricted stock	13,400	35	—	—	35
Repurchase of stock	(500,600)	(461)	—	—	(461)
Change in unrealized gain on securities, net	—	—	—	581	581

Balance, December 31, 2000	16,149,650	65,291	3,524	502	69,317
Net income	—	—	7,763	—	7,763
Exercise of stock options	58,750	83	—	—	83
Effect of compensation expense for options	—	1,369	—	—	1,369
Issuance of restricted stock	9,000	—	—	—	—
Repurchase of stock	(646,000)	(3,113)	—	—	(3,113)
Change in unrealized gain on securities, net	—	—	—	247	247

Balance, December 31, 2001	15,571,400	$63,630	$11,287	$749	$75,666
Net income	—	—	12,527	—	12,527
Exercise of stock options	265,325	573	—	—	573
Tax effect of exercised stock options	—	454	—	—	454
Repayment of note	—	300	—	—	300
Change in unrealized gain on securities, net	—	—	—	139	139

Balance, December 31, 2002	15,836,725	$64,957	$23,814	$888	$89,659

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2002	2001	2000
	(Dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$12,527	$7,763	$(6,659)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Compensation expense for converting option plan	—	1,369	—
Discontinued operations	—	—	3,291
Gain on sales of securities	(491)	—	—
Gains on sales of loans	—	(1,607)	—
Origination of loans held for sale	—	—	(76,368)
Sales of loans held for sale	—	16,643	203,586
Provision for loan losses	638	615	201
Accretion of discount on loans	—	(62)	—
Depreciation and amortization	931	830	1,216
FHLB stock dividend	(271)	(202)	(168)
Decrease in residual interests in securitizations	—	8,861	12,366
Decrease (increase) in accrued interest receivable	2,149	(3,215)	687
Decrease (increase) in other assets	8,364	(2,689)	4,058
Increase in bank owned life insurance	(10,147)	(113)	(161)
Deferred income taxes	6,182	3,681	(4,285)
Amortization of premiums (discounts) on securities	3,806	1,565	(4,645)
Decrease in accrued expenses and other liabilities	(3,236)	(650)	(6,221)
Other, net	—	—	34

Net cash provided by operating activities	20,452	32,789	126,932

Cash flows from investing activities:
Purchase of securities	(741,609)	(499,547)	(491,769)
Proceeds from maturities of investment securities	335,510	436,936	284,021
Proceeds from sale of investment securities	84,708	—	—
Repayments of mortgage loans	194	849	13,006
Purchases, net of repayments, of non-mortgage loans	(72,268)	(60,036)	(47,673)
Purchase of bank owned life insurance	(10,000)	—	—
Purchases of premises and equipment	(1,507)	(1,363)	(900)
Purchase of FHLB stock, net	5,096	(3,298)	(327)
Proceeds from sale of real estate owned	—	907	7,434
Other, net	—	—	(367)

Net cash used in investing activities	(399,876)	(125,552)	(236,575)

Cash flows from financing activities:
Net increase in deposits	111,108	9,120	56,286
Repayments from warehouse lines of credit	—	—	(54,415)
Purchase of treasury stock	—	(3,113)	(461)
Proceeds from repurchase agreements	269,848	114,776	—
Proceeds (repayments) from FHLB advances	(130,000)	70,000	60,000
Repayment of note receivable	300	—	—
Exercise of stock options	1,027	83	468

Net cash provided by financing activities	252,283	190,866	61,878

Net increase (decrease) in cash and cash equivalents	(127,141)	98,103	(47,765)
Cash and cash equivalents at beginning of year	140,695	42,592	90,357

Cash and cash equivalents at end of year	$13,554	$140,695	$42,592

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$19,059	$19,082	$17,924

Taxes	$6,366	$2,669	$236

Supplemental schedule of non-cash investing and financing activities:
Loans transferred to held for sale	$—	$14,187	$—

Real estate acquired through foreclosure	$—	$—	$5,715

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001

1.    Organization

United PanAm Financial Corp. (“UPFC” or the “Company”) was incorporated in California on April 9, 1998 for the purpose of reincorporating its business in California, through the merger of United PanAm Financial Corp., a Delaware corporation into UPFC. Unless the context indicates otherwise, all references to UPFC include the previous Delaware Corporation. UPFC was originally organized as a holding company for Pan American Financial, Inc. (“PAFI”) and Pan American Bank, FSB (the “Bank”) to purchase certain assets and assume certain liabilities of Pan American Federal Savings Bank from the Resolution Trust Corporation (the “RTC”) on April 29, 1994. UPFC, PAFI and the Bank are minority owned. PAFI is a wholly-owned subsidiary of UPFC and the Bank is a wholly-owned subsidiary of PAFI. United Auto Credit Corp. (“UACC”) was incorporated in 1996 as a wholly-owned subsidiary of the Bank.

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. In preparing these consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions included in the Company’s consolidated financial statements relate to the allowance for loan losses and income taxes.

2.    Summary Of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of UPFC, PAFI, and the Bank. Substantially all of UPFC’s revenues are derived from the operations of the Bank and they represent substantially all of UPFC’s consolidated assets and liabilities as of December 31, 2002 and 2001. Significant inter-company accounts and transactions have been eliminated in consolidation.

Cash And Cash Equivalents

For financial statement purposes, cash and cash equivalents include cash on hand, non-interest-bearing deposits, federal funds sold and highly liquid interest-bearing deposits with original maturities of three months or less.

Securities

Securities are classified in one of three categories; held-to-maturity, trading, or available-for-sale. Investments classified as held-to-maturity are carried at amortized cost because management has both the intent and ability to hold these investments to maturity. Investments classified as trading are carried at fair value with any gains and losses reflected in earnings. All other investments are classified as available-for- sale and are carried at fair value with any unrealized gains and losses included as a separate component of shareholders’ equity, net of applicable taxes.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available for sale or held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

Stock Option Plan

As permitted by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation: (“SFAS No. 123”), UPFC accounts for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. UPFC provides the pro form net income (loss), pro forma earnings per share, and stock based compensation plan disclosure requirements set forth in SFAS No. 123. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income (loss) and earnings (loss) per share would have been reduced to the pro-forma amounts indicated below for the years ended December 31:

	Years Ended December 31,
	2002	2001	2000
Net income (loss) to common shareholders:
As reported	$12,527	$7,763	$(6,659)
Pro forma	11,861	7,025	(7,032)

Earnings (loss) per share:
As reported—basic	$0.80	$0.48	$(0.41)
As reported—diluted	0.71	0.46	(0.41)
Pro-forma—basic	0.71	0.44	(0.43)
Pro-forma—diluted	0.67	0.41	(0.43)

Loans

UPFC originates IPF loans and purchases automobile installment contracts for investment. Loans and contracts held for investment are reported at cost, net of unearned finance charges.

Interest Income

Interest income is accrued as it is earned. The Company’s policy is to charge-off loans delinquent 120 days or more, or place the loan on nonaccrual, if the ultimate collectibility of the interest is in doubt. Interest income deemed uncollectible is reversed. Income is subsequently recognized only to the extent cash payments are received, until in management’s judgment, the borrower’s ability to make periodic interest and principal payments is in accordance with the loan terms, at which time the loan is returned to accrual status.

Sale Of Loans

Gains or losses resulting from sales of loans are recognized at settlement and are based on the difference between the sales proceeds and the carrying value of the related loans sold.

Allowance For Loan Losses

The allowance for loan losses includes a portion, generally 9.0% to 11.5% of the net contract amount of automobile installment contracts. This allocation at purchase represents Management’s estimate of the losses expected over the life of the contract. UPFC also charges current earnings with a provision for estimated losses on IPF loans. Management periodically makes additional provisions for loan losses, charged against current

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

earnings, based on the determination of the adequacy of allowance for loan losses. Management’s determination of the adequacy of the allowance for loan losses takes into consideration numerous factors, including an assessment of the credit risk inherent in the portfolio, prior loss experience, the levels and trends of non-performing loans, current and prospective economic conditions and other factors. Additionally, regulatory authorities, as an integral part of their examination process, review our allowance for estimate losses based on their judgment of information available to them at the time of their examination and may require the recognition of additions to the allowance.

Commencing January 1, 2003, after consultation with the OTS, the Bank has elected to allocate the purchase price entirely to automobile contracts and unearned income at the date of purchase. The unearned income will be accreted as an adjustment to yield over the life of the contract. An allowance for credit losses will be established through provisions for losses record in income as necessary to provide for estimated contract losses (net of remaining unearned income) at each reporting date. Management expects that future results will reflect higher yields and provisions for credit losses being recorded from purchased automobile contracts.

Premises And Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the leases. Furniture, equipment, computer hardware, software and data processing equipment are currently depreciated over 3-5 years.

Income Taxes

UPFC uses the asset/liability method of accounting for income taxes. Under the asset/liability method, deferred tax assets and liabilities are recognized for the future consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. The effect of deferred tax assets and liabilities from a change in tax rate is recognized in income in the period of enactment. For income tax return purposes, we file as part of a consolidated group.

Earnings Per Share

Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from issuance of common stock.

Segment Information And Disclosure

Accounting principles generally accepted in the United States of America establish standards to report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. UPFC has concluded it has three operating segments consistent with the ones evaluated internally for operating decisions and assessing performance.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair valued can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The provisions of SFAS 143 are effective for fiscal years beginning after June 15, 2002. Management does not expect the adoption of SFAS 143 to have a material impact on the Company’s financial statements.

In August 2001, FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which supersedes both FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”) and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“Opinion 30”), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. For example, SFAS 144 provides guidance on how a long-lived asset that is used, as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business).

The Company adopted SFAS 144 on January 1, 2002. Management does not expect the adoption of SFAS 144 for long-lived assets held for use to have any material impact on the Company’s financial statements because the impairment assessment under SFAS 144 is largely unchanged from SFAS 121.

In April 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS Statement No. 13, and Technical Corrections” (“SFAS 145”), updates, clarifies and simplifies existing account pronouncements. SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt.” SFAS 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of SFAS 145 related to SFAS No. 4 and SFAS No. 13 are effective for fiscal years beginning and transactions occurring after May 15, 2002, respectively. Management does not expect the adoption of SFAS 145 to have a material impact on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management does not expect the adoption of SFAS 146 to have a material impact on the Company’s financial statements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9” (“SFAS 147”), addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. SFAS 147 removes acquisitions of financial institutions, other than transaction between two or more mutual enterprises, from the scope of Statement of Financial Accounting Standards No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions,” (“SFAS 72”), and Financial Accounting Standards Board Interpretation No. 9, “Applying APB Option No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method,” and requires that those transactions be accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations,” and SFAS 142. Thus, the requirement in SFAS 72 to recognize, and subsequently amortize, any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147.

SFAS 147 also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used. The provisions of SFAS 147 are effective on October 1, 2002. Management does not expect the adoption of SFAS 147 to have a material impact on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation, which clarifies previously issued accounting guidance and disclosure requirements for guarantees, expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees, and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee.

In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on specified changes in an underlying variable that is related to an asset, liability, or equity security of the guaranteed party. Guarantee contracts excluded from both the disclosure and recognition requirements of the Interpretation include, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, commitments to extend credit, subordinated interests in an SPE, and guarantees of a company’s own future performance. Other guarantees subject to the disclosure requirements of the Interpretation, but not to the recognition provisions, include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance but not price. Management does not expect the adoption of FIN 45 to have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for enterprises that elect to change to the SFAS 123 fair value method of accounting for stock-based employee compensation. SFAS 148 will permit two additional transition methods for entities that adopt the preferable SFAS 123 fair value method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value method under the existing transition provisions of SFAS 123. In addition, under the

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

provisions of SFAS 148, the original Statement 123 prospective method of transition for changes to the fair value method will no longer be permitted in fiscal periods beginning after December 15, 2003.

SFAS 148 will also amend the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ended after December 15, 2002. The disclosures to be provided in annual financial statements will be required for fiscal years ended after December 15, 2002, and the disclosures to be provided in interim financial reports will be required for interim periods begun after December 15, 2002, with earlier application encouraged. Presently, the Company does not intend to adopt the fair value method. For further information regarding stock options see Note 13 to the financial statements.

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46”), which requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. Prior to FIN 46, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidated requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidated requirements apply to older entities in the first fiscal year or interim period after June 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management does not expect the adoption of FIN 46 to have a material impact on the Company’s financial statements.

3.    Securities Available For Sale

Securities available for sale are as follows:

	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
2002
U.S. government agency securities	$287,801	$492	$100	$288,193
U.S. government agency mortgage-backed securities	314,008	1,256	189	315,075

Total securities	$601,809	$1,748	$289	$603,268

2001
U.S. government agency securities	$229,081	$674	$96	$229,659
U.S. government agency mortgage-backed securities	34,436	587	7	35,016
Mutual funds	20,000	162	—	20,162

Total securities	$283,517	$1,423	$103	$284,837

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

The carrying and estimated fair values of securities at December 31, 2002 by contractual maturity are shown on the following table. Actual maturities may differ from contractual maturities because issuers generally have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2002 there were $400 million of securities pledged for FHLB borrowings and repurchase agreements.

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
One year or less	$24,868	$24,868
One to five years	152,586	152,888
Over five years	110,347	110,437
Mortgage-backed securities	314,008	315,075

Total	$601,809	$603,268

4.    Loans and Contracts

Loans are summarized as follows:

	December 31,
	2002	2001
	(Dollars in thousands)
Consumer loans:
Automobile installment contracts	$298,345	$232,902
Insurance premium finance	17,922	28,710
Other consumer	80	98

	316,347	261,710

Commercial loans:
Insurance premium finance	18,400	10,921

	18,400	10,921

Mortgage loans:
Fixed rate	—	157
Adjustable rate	—	195

	—	352

Total loans and contracts	334,747	272,983
Less:
Unearned finance charges	(3,490)	(18,881)
Allowance for loan losses	(23,179)	(17,460)

Total loans and contracts, net	$308,078	$236,642

Contractual weighted average interest rate	21.83%	21.54%

The amount of interest income related to IPF loans included in the Consolidated Statements of Operations was $2,169,000, $2,299,000 and $2,572,000 for 2002, 2001 and 2000 respectively. These amounts represented the interest received by IPF after netting the servicing fees paid to BPN of $3,692,000, $3,078,000 and $2,264,000 respectively.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

The activity in the allowance for loan losses consists of the following:

	Years Ended December 31,
	2002	2001	2000
	(Dollars in thousands)
Balance at beginning of year	$17,460	$15,156	$14,139
Provision for loan losses—continuing operations	638	615	201
Provision for loan losses—discontinued operations	—	—	2,396
Purchase discounts on automobile installment contracts allocated to the allowance for loan losses	22,414	12,169	10,234
Charge-offs	(18,411)	(10,886)	(12,427)
Recoveries	1,078	406	613

Net charge-offs	(17,333)	(10,480)	(11,814)

Balance at end of year	$23,179	$17,460	$15,156

The discounts allocated to the allowance for loan losses are comprised of acquisition discounts on the Company’s purchase of automobile installment contracts. UPFC allocates the estimated amount of discounts attributable to credit risk to the allowance for loan losses based on an analysis of loss history. Allocation amounts were 11.5%, 10.5% and 9.0% of net loan amount as of December 31, 2002, 2001 and 2000, respectively.

The following table sets forth information with respect to the Company’s non-performing assets:

	December 31,
	2002	2001
	(Dollars in thousands)
Nonaccrual loans	$172	$1,041

Totals	$172	$1,041

Percentage of non-performing assets to total assets	0.02%	0.15%

At December 31, 2002, the aggregate investment in loans considered to be impaired was $172,000 compared to $1,041,000 at December 31, 2001. Allowance for loan losses was provided for all impaired loans at December 31, 2001; the related allowance was $159,000. No specific allowance was recorded at December 31, 2002. For the years ended December 31, 2002 and 2001, UPFC recognized interest income on impaired loans of zero and zero, respectively. The average recorded investment in impaired loans during the years ended December 31, 2002 and 2001 was approximately $650,000 and $1.3 million, respectively.

5.    Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank System (“FHLB”) and as such is required to maintain an investment in capital stock of the FHLB of San Francisco. The Bank owned 16,750 shares at December 31, 2002 and 65,000 shares at December 31, 2001 of the FHLB’s $100 par value capital stock. The amount of stock required is adjusted annually based on a determination made by the FHLB. The determination is based on the balance of the Bank’s outstanding advances from the FHLB, and minimum stock requirements.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

6.    Interest Receivable

Interest receivable is as follows:

	December 31,
	2002	2001
	(Dollars in thousands)
Mortgage loans	$—	$53
Securities	1,880	3,976

Total	$1,880	$4,029

7.    Premises and Equipment

Premises and equipment are as follows:

	December 31,
	2002	2001
	(Dollars in thousands)
Furniture and equipment	$6,081	$4,701
Leasehold improvements	339	237

	6,420	4,938
Less : Accumulated depreciation and amortization	(3,720)	(2,814)

Total	$2,700	$2,124

Depreciation and amortization expense was $931,000 for the year ended December 31, 2002, $830,000 for the year ended December 31, 2001 and $1,216,000 for the year ended December 31, 2000.

8.    Deposits

Deposits are summarized as follows:

	December 31,
	2002		2001
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Deposits with no stated maturity:
Regular and money market passbook	$52,911	1.72%	$47,931	2.31%
NOW accounts and money market checking	16,854	1.00%	13,795	1.06%

	69,765	2.03%	61,726	2.03%
Time deposits less than $100,000	314,130	3.63%	212,981	4.43%
Time deposits $100,000 and over	84,563	3.13%	82,643	4.33%

	398,693	3.52%	295,624	4.40%

Total deposits	$468,458	3.23%	$357,350	3.99%

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

A summary of time deposits by remaining maturity is as follows:

	December 31,
	2002	2001
	(Dollars in thousands)
Maturity within one year	$185,296	$237,683
Maturity within two years	58,852	46,170
Maturity within three years	41,628	7,657
Maturity over three years	112,917	4,114

Total	$398,693	$295,624

9.    Borrowings

The following table sets forth certain information regarding our short-term borrowed funds (consisting of FHLB advances and repurchase agreements) at or for the years ended on the dates indicated. All borrowings had original maturities of less than 1 year.

	At or For Years Ended December 31,
	2002	2001
	(Dollars in thousands)
FHLB advances
Maximum month-end balance	$130,000	$130,000
Balance at end of period	—	130,000
Average balance for period	38,947	30,830
Weighted average interest rate on balance at end of period	—	1.97%
Weighted average interest rate on average balance for period	2.11%	4.04%
Repurchase agreements
Maximum month-end balance	$410,324	$114,776
Balance at end of period	384,624	114,776
Average balance for period	260,139	4,503
Weighted average interest rate on balance at end of period	1.40%	2.37%
Weighted average interest rate on average balance for period	1.79%	3.46%

10.    Income Taxes

Total income tax expense (benefit) was allocated as follows:

	Years Ended December 31,
	2002	2001	2000
	(Dollars in thousands)
Income (loss) from continuing operations	$7,674	$4,964	$(2,094)
Cumulative effect of change in accounting principle	68	—	—
Discontinued operations	—	—	(1,997)

Total tax expense (benefit)	$7,742	$4,964	$(4,091)

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

The provision for income taxes including cumulative effect of change in accounting principle and discontinued operations is comprised of the following:

	Years Ended December 31,
	2002	2001	2000
	(Dollars in thousands)
Federal taxes:
Current	$447	$1,186	$156
Deferred	6,128	2,651	(3,477)

	6,575	3,837	(3,321)

State taxes:
Current	1,114	97	38
Deferred	53	1,030	(808)

	1,167	1,127	(770)

Total	$7,742	$4,964	$(4,091)

The tax effects of significant items comprising the Company’s net deferred taxes as of December 31 are as follows:

	December 31,
	2002	2001
	(Dollars in thousands)
Deferred tax assets:
Net operating loss carryforwards	$373	$5,460
Loan loss allowances	6,550	5,158
Discontinued operations and accrued lease obligations	418	411
Intangible assets	745	847
Compensation related reserve	1,062	661
State taxes	463	11
Depreciation and amortization	13	140
Accrued liabilities	107	152
Other	207	20

Total gross deferred tax assets	9,938	12,860

Deferred tax liabilities:
FHLB stock dividends	(334)	(344)
Market discount	(8,354)	(5,085)
Unrealized gain on securities available for sale	(571)	(571)

Total gross deferred tax liabilities	(9,259)	(6,000)

Net deferred tax assets	$679	$6,860

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

UPFC believes a valuation allowance is not needed to reduce the net deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid or future taxable income.

At December 31, 2002 and 2001, UPFC had a net current income tax receivable of $3.3 million and $1.2 million, respectively.

UPFC has state net operating loss carry forwards of $6.7 million that expires from 2012 to 2021 and an alternative minimum tax credit of $207,000 that may be carried forward indefinitely.

UPFC’s effective income tax rate differs from the federal statutory rate due to the following:

	Years Ended December 31,
	2002	2001	2000
Expected statutory rate	35.0%	34.0%	34.0%
State taxes, net of federal benefits	3.7	5.8	4.9
Other, net	(0.5)	(0.8)	(0.8)

Effective tax rate	38.2%	39.0%	38.1%

Amounts for the current year are based upon estimates and assumptions as of the date of this report and could vary significantly from amounts shown on the tax returns as filed.

11.    Regulatory Capital Requirements

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) established new capital standards for savings institutions, requiring the Office of Thrift Supervision (“OTS”) to promulgate regulations to prescribe and maintain uniformly applicable capital standards for savings institutions. Such regulations include three capital requirements: a tangible capital requirement equal to 1.5% of adjusted total assets, a leverage limit or core capital requirement equal to 3.0% of adjusted total assets, and a risk-based capital requirement equal to 8.0% of risk-weighted assets.

At December 31, 2002 and December 31, 2001 the Bank had the following regulatory capital requirements and capital position:

	December 31, 2002			December 31, 2001
	Actual	Required	Excess	Actual	Required	Excess
	(Dollars in thousands)
Tangible capital	$78,547	$14,264	$64,283	$49,707	$10,301	$39,406
Tangible capital ratio	8.26%	1.50%	6.76%	7.24%	1.50%	5.74%
Core capital	$78,547	$28,528	$50,019	$49,707	$20,602	$29,105
Core capital (leverage) ratio	8.26%	3.00%	5.26%	7.24%	3.00%	4.24%
Risk-based capital	$82,359	$34,510	$47,849	$53,181	$27,076	$26,105
Percent of risk-weighted assets	18.27%	8.00%	10.27%	15.71%	8.00%	7.71%

The FDIC Improvement Act of 1991 (“FDICIA”) required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to these requirements, the OTS adopted

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

final rules, effective December 19, 1992, based upon FDICIA’s five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The rules provide that a savings association is “well capitalized” if its leverage ratio is 5% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its total risk-based capital ratio is 10% or greater, and the institution is not subject to a capital directive.

As used herein, leverage ratio means the ratio of core capital to adjusted total assets, Tier 1 risk-based capital ratio means the ratio of core capital to risk-weighted assets, and total risk-based capital ratio means the ratio of total capital to risk-weighted assets, in each case as calculated in accordance with current OTS capital regulations. Under these regulations, the Bank is deemed to be “well capitalized” as of December 31, 2002.

Since that date, there are no conditions or events that management believes would have changed its “well-capitalized” designation.

The Bank had the following regulatory capital calculated in accordance with FDICIA’s capital standards for a “well capitalized” institution:

	December 31, 2002			December 31, 2001
	Actual	Required	Excess	Actual	Required	Excess
	(Dollars in thousands)
Leverage	$78,547	$47,547	$31,000	$49,707	$34,336	$15,371
Leverage ratio	8.26%	5.00%	3.26%	7.24%	5.00%	2.24%
Tier 1 risk-based	$78,547	$27,163	$51,384	$48,807	$20,316	$28,491
Tier 1 risk-based ratio	17.43%	6.00%	11.43%	14.41%	6.00%	8.41%
Total risk-based	$82,359	$45,079	$37,280	$53,181	$33,860	$19,321
Total risk-based ratio	18.27%	10.00%	8.27%	15.71%	10.00%	5.71%

At periodic intervals, both the OTS and Federal Deposit Insurance Corporation (“FDIC”) routinely examine the Bank’s financial statements as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct that the Bank’s financial statements be adjusted in accordance with their findings.

12.    Commitments And Contingencies

Certain branch and office locations are leased by UPFC under operating leases expiring at various dates through the year 2007. Rent expense was $2.6 million, $1.9 million and $1.5 million for the years ended December 31, 2002, 2001 and 2000 respectively.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

Future minimum rental payments as of December 31, 2002 under existing leases, including approximately $464,000 to be recovered from sublease rental arrangements through 2003, are set forth as follows:

Years ending December 31:	(Dollars in thousands)
2003	$2,995
2004	2,740
2005	2,338
2006	1,565
2007	511

Total	$10,149

UPFC has entered into loan sale agreements with investors in the normal course of business, which include standard representations and warranties customary to the mortgage banking industry. Violations of these representations and warranties may require the Company to repurchase loans previously sold or to reimburse investors for losses incurred. In the opinion of management, the potential exposure related to these loan sale agreements will not have a material effect on the financial position and operating results of UPFC.

UPFC is involved in various claims or legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of such matters will not have a material effect on the financial position or operating results of UPFC.

13.    Stock Options

In 1994, UPFC adopted a stock option plan and, in November 1997, June 2001, and June 2002, amended and restated such plan as the United PanAm Financial Corp. 1997 Employee Stock Incentive Plan (the “Plan”). The maximum number of shares that may be issued to officers, directors, employees or consultants under the Plan is 7,000,000. Options issued pursuant to the Plan have been granted at an exercise price of not less than fair market value on the date of grant. Options generally vest over a three to five year period and have a maximum term of ten years.

Stock option activity is as follows:

	Years Ended December 31,
	Shares 2002	Weighted Average Exercise Price	Shares 2001	Weighted Average Exercise Price	Shares 2000	Weighted Average Exercise Price
	(Dollars in thousands, except per share amounts)
Balance at beginning of year	3,628,991	$3.53	1,161,250	$5.48	1,783,250	$5.82
Granted	2,035,000	11.23	2,899,195	3.15	—	—
Canceled or expired	(286,020)	8.49	(372,704)	6.96	(354,500)	10.42
Exercised	(265,325)	2.16	(58,750)	1.41	(267,500)	1.02

Balance at end of year	5,112,646	$6.39	3,628,991	$3.53	1,161,250	$5.48

Weighted average fair value per share of options granted during the year	$3.55		$1.13		$—

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

Certain shares exercised in 1997 and 1999 were exercised by a shareholder and officer of UPFC. In connection with this transaction, UPFC loaned this individual $300,000 to finance the exercise of these options, which loan is secured by the shares purchased. This loan was paid in full in December 2002.

UPFC applies APB Opinion No. 25 in accounting for the Plan. Compensation expense related to this stock compensation plan was zero, $1,369,000, and $35,000 in 2002, 2001 and 2000, respectively.

The fair value of options and restricted stock granted under the Plan was estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted average assumptions used: no dividend yield, 70% volatility, risk-free interest rate of 5.00% and expected lives of 5 years in both 2002 and 2001.

At December 31, 2002, options exercisable to purchase 3,418,088 shares of UPFC’s common stock under the Plan were outstanding as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Expiration Date	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$3.00	20,000	2005	$3.00	20,000	$3.00
$0.80	18,750	2006	0.80	18,750	0.80
$11.00	20,000	2007	11.00	20,000	11.00
$0.24 to $4.75	1,582,346	2008	0.92	1,582,346	0.92
$1.31 to $6.64	500,340	2009	3.82	440,270	3.47
$1.78 to $20.00	846,292	2010	13.88	807,772	14.39
$2.19 to $10.00	1,899,918	2011	8.30	480,950	7.42
$4.87 to $7.15	225,000	2012	6.60	48,000	6.49

	5,112,646		$6.39	3,418,088	$5.41

14.    401(k) Plan

UPFC maintains the Pan American Bank, FSB 401(k) Profit Sharing Plan (the “401(k) Plan”) for the benefit of all eligible employees of UPFC. Under the 401(k) Plan, employees may contribute up to 60% of their pre-tax salary or the annual dollar limit of $11,000 for 2002. The Company will match, at its discretion, 50% of the amount contributed by the employee up to a maximum of 6% of the employee’s salary. The contributions made by UPFC in 2002, 2001 and 2000 were $134,000, $173,000, and$72,000 respectively. The Company used account forfeitures in 2002 and 2001 to fund a portion of its contribution.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

15.    Other Expenses

Other expenses are comprised of the following:

	Years Ended December 31,
	2002	2001	2000
	(Dollars in thousands)
Amortization/write-off of intangible assets	$—	$561	$1,735
Professional fees	973	903	1,174
Loan and collection expenses	1,905	1,351	927
Travel and entertainment	1,365	1,057	792
Marketing	529	505	780
Data processing	981	759	708
Corporate relocation	—	—	700
Forms, supplies, postage and delivery	1,022	819	546
Telephone	1,104	801	533
Insurance premiums	492	489	409
Other	740	524	468

Total	$9,111	$7,769	$8,772

16.    Earnings From Continuing Operations Per Share

UPFC calculates earnings per share as shown below:

	Years Ended December 31,
	2002	2001	2000
	(In thousands, except per share amounts)
Earnings per share from continuing operations—basic:
Income from continuing operations	$12,527	$7,763	$(3,368)

Average common shares outstanding	15,630	16,017	16,392

Per share	$0.80	$0.48	$(0.21)

Earnings per share from continuing operations—diluted:
Income from continuing operations	$12,527	$7,763	$(3,368)

Average common shares outstanding	15,630	16,017	16,392
Add: Stock options	1,958	914	—

Average common shares outstanding—diluted	17,588	16,931	16,392

Per share	$0.71	$0.46	$(0.21)

Options to purchase 273,750 shares of common stock at a weighted average price of $0.80 per share were outstanding at December 31, 2000, but were not included in the computation of diluted earnings per share because the Company reported a loss from continuing operations in 2000.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

17.    Fair Value Of Financial Instruments

The estimated fair value of UPFC’s financial instruments is as follows at the dates indicated:

	December 31, 2002		December 31, 2001
	Carrying Value	Fair Value Estimate	Carrying Value	Fair Value Estimate
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$13,544	$13,544	$140,695	$140,695
Securities	603,268	603,268	284,837	284,837
Loans, net	308,078	308,078	236,448	236,448
Loans held for sale	—	—	194	194
Federal Home Loan Bank stock	1,675	1,675	6,500	6,500
Liabilities:
Deposits	468,458	487,340	357,350	361,181
Federal Home Loan Bank advances	—	—	130,000	130,000
Other borrowings	384,624	384,624	114,776	114,776

The following summary presents a description of the methodologies and assumptions used to estimate the fair value of UPFC’s financial instruments. Because no ready market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents:    Cash and cash equivalents are valued at their carrying amounts included in the consolidated statements of financial condition, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

Securities:    Securities are valued at quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans and contracts, net:    For loans and contracts, fair values were estimated at carrying amounts due to their short-term maturity and portfolio interest rates that are equivalent to present market interest rates.

Loans held for sale:    The fair value of loans held for sale is based on current pricing of whole loan transactions that a purchaser unrelated to the seller would demand for a similar loan.

Federal Home Loan Bank stock:    Since no secondary market exists for FHLB stock and the stock is bought and sold at par by the FHLB, fair value of these financial instruments approximates the carrying value.

Deposits:    The fair values of demand deposits, passbook accounts, money market accounts, and other deposits immediately withdrawable, by definition, approximate carrying values for the respective financial instruments. For fixed maturity deposits, the fair value was estimated by discounting expected cash flows by the current offering rates of deposits with similar terms and maturities.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

Federal Home Loan Bank advances:    The fair value of FHLB advances are valued at their carrying amounts included in the consolidated statements of financial condition, which are reasonable estimates of fair value due to the relatively short period to maturity of the advances and note rates consistent with present market rates.

Other Borrowings:    The fair value of the other borrowings is considered to approximate carrying value due to the short period to interest rate reset and note rates consistent with present market rates.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

18.    Operating Segments

UPFC has three reportable segments: auto finance, insurance premium finance and banking. The auto finance segment purchases, holds for investment and services nonprime retail automobile installment sales contracts generated by franchised and independent dealers of used automobiles. The insurance premium finance segment, through a joint venture, underwrites and finances automobile and commercial insurance premiums in California. The banking segment operates a federal savings bank and is the principal funding source for the auto and insurance premium finance segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except for funds provided by the banking segment to the other operating segments which are accounted for at a predetermined transfer price (including certain overhead costs).

UPFC’s reportable segments are strategic business units that offer different products and services. They are managed and reported upon separately within UPFC.

	At or For Year Ended December 31, 2002
	Auto Finance	Insurance Premium Finance	Banking	Total
	(Dollars in thousands)
Net interest income	$39,867	$2,169	$10,171	$52,207
Provision for loan losses	400	238	—	638
Non-interest income	379	542	959	1,880
Non-interest expense	26,308	303	6,743	33,354
Segment profit (loss) (pre-tax)	$13,538	$2,170	$4,387	$20,095
Total assets	$276,052	$36,322	$638,912	$951,286

	At or For Year Ended December 31, 2001
	Auto Finance	Insurance Premium Finance	Banking	Total
Net interest income	$30,378	$2,299	$5,953	$38,630
Provision for loan losses	250	365	—	615
Non-interest income	321	459	1,924	2,704
Non-interest expense	18,846	255	8,891	27,992
Segment profit (pre-tax)	$11,603	$2,138	$(1,014)	$12,727
Total assets	$200,665	$39,632	$449,276	$689,573

	At or For Year Ended December 31, 2000
	Auto Finance	Insurance Premium Finance	Banking	Total
Net interest income	$21,637	$2,572	$5,603	$29,812
Provision for loan losses	—	147	54	201
Non-interest income	245	369	(11,526)	(10,912)
Non-interest expense	13,609	2,429	8,123	24,161
Segment profit (pre-tax)	$8,273	$365	$(14,100)	$(5,462)
Total assets	$145,018	$33,894	$311,011	$489,923

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

Substantially all expenses are recorded directly to each industry segment. Segment total assets, interest income, non-interest income and segment profit (loss) differ from the consolidated results due to the allocation of assets, income and expense to discontinued operations. No allocations were required in 2002 or 2001.

Year Ended December 31, 2000
Net interest income for reportable segments	$29,812
Net interest income allocated to discontinued operations	—

Consolidated net interest income	$29,812

Non-interest income for reportable segments	$(10,912)
Non-interest income allocated to discontinued operations	—

Consolidated non-interest income	$(10,912)

Segment profit (loss) for reportable segments	$(5,462)
Loss allocated to discontinued operations	—

Consolidated income (loss) from continuing operations before income taxes	$(5,462)

Total assets for reportable segments	$489,923
Total assets allocated to discontinued operations	55

Consolidated total assets	$489,978

19.    Holding Company Financial Information

Following are the financial statements of United PanAm Financial Corp. (holding company only):

	Years Ended December 31,
	2002	2001
	(Dollars in thousands)
Statements of Financial Condition
Cash	$1,009	$1,195
Note receivable from affiliate	7,720	21,203
Loans	—	232
Other assets	1,740	1,566
Investment in subsidiaries	79,471	51,536

Total assets	$89,940	$75,732

Other liabilities	281	66

Total liabilities
Shareholders’ equity	89,659	75,666

Total liabilities and shareholders’ equity	$89,940	$75,732

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

	Years Ended December 31,
	2002	2001	2000
	(Dollars in thousands)
Statements of Operations
Equity in undistributed income (loss) of subsidiaries	$12,764	$8,362	$(7,261)
Interest income	318	1,446	1,936

Total income	13,082	9,808	(5,325)

Other expense
Total expense	716	2,433	858

Income (loss) before income taxes	12,366	7,375	(6,183)
Income taxes	(161)	(388)	476

Net income (loss)	$12,527	$7,763	$(6,659)

Statements of Cash Flows
Cash flows from operating activities:
Net income (loss)	$12,512	$7,763	$(6,659)
Equity in earnings of subsidiaries	(12,764)	(8,362)	7,261
(Increase) decrease in accrued interest receivable	155	2,226	(2,310)
(Increase) decrease in other assets	(329)	(1,155)	66
Increase (decrease) in other liabilities	214	(585)	106
Compensation expense for converting option plan	—	1,369	—
Other, net	(16)	—	95

Net cash provided by (used in) operating activities	(228)	1,256	(1,441)

Cash flows from investing activities:
Purchase of loans held for investment	—	—	(7,619)
Repayment of notes receivable	13,715	206	12,284
Other, net	—	—	(60)

Net cash provided by investing activities	13,715	206	4,605

Cash flows from financing activities:
Capital contributed to subsidiary	(15,000)	2,612	(3,129)
Purchase of treasury stock	—	(3,113)	(461)
Repayment of director loan	300	—	—
Exercise of stock options	1,027	83	468

Net cash (used in) financing activities	(13,673)	(418)	(3,122)

Net increase (decrease) in cash and cash equivalents	(186)	1,044	42
Cash and cash equivalents at beginning of year	1,195	151	109
Cash and cash equivalents at end of year	$1,009	$1,195	$151

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2002 and 2001

20.    Quarterly Results of Operations (Unaudited)

	Three months ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(Dollars in thousands, except per share data)
2002:
Net interest income	$11,700	$12,768	$13,631	$14,108
Provision for loan losses	85	99	51	403
Non-interest income	366	300	519	695
Non-interest expense	7,879	7,992	8,593	8,890

Income before income taxes and cumulative effect of change in accounting principle	4,102	4,977	5,506	5,510
Income taxes (benefit)	1,541	1,953	2,171	2,009

Income before cumulative effect of change in accounting principle	$2,561	$3,024	$3,335	$3,501
Cumulative effect of change in accounting principle, net of tax	106	—	—	—

Net Income	$2,667	$3,024	$3,335	$3,501

Earnings per share—basic	$0.17	$0.19	$0.21	$0.22

Earnings per share—diluted	$0.15	$0.17	$0.19	$0.20

	Three months ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(Dollars in thousands, except per share data)
2001:
Net interest income	$8,395	$9,289	$10,109	$10,835
Provision for loan losses	44	124	108	339
Non-interest income	630	1,518	267	289
Non-interest expense	6,452	7,631	6,761	7,146

Income from continuing operations before income taxes	2,529	3,052	3,507	3,639
Income taxes	985	1,190	1,369	1,420

Income from continuing operations	$1,544	$1,862	$2,138	$2,219

Earnings from continuing operations per share—basic	$0.10	$0.12	$0.13	$0.14

Earnings from continuing operations share—diluted	$0.10	$0.11	$0.12	$0.13

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Financial Condition

(Unaudited)

	September 30, 2003	December 31, 2002
	(In thousands, except share and per share data)
Assets
Cash and due from banks	$9,266	$9,964
Short term investments	24,690	3,590

Cash and cash equivalents	33,956	13,554
Securities available-for-sale, at fair value	1,047,989	603,268
Loans	427,775	331,257
Unearned discount	(11,815)	—
Allowance for loan losses	(21,099)	(23,179)

Loans, net	394,861	308,078
Premises and equipment, net	2,984	2,700
Federal Home Loan Bank stock, at cost	11,456	1,675
Accrued interest receivable	1,846	1,880
Other assets	16,898	20,131

Total assets	$1,509,990	$951,286

Liabilities and Shareholders’ Equity
Deposits	$476,966	$468,458
Repurchase agreements	923,685	384,624
Trust preferred securities	10,000	—
Accrued expenses and other liabilities	1,399	8,545

Total liabilities	1,412,050	861,627

Common stock (no par value):
Authorized, 30,000,000 shares; issued and outstanding, 15,897,267 at September 30, 2003 and 15,836,725 at December 31, 2002	65,128	64,957
Retained earnings	32,521	23,814
Unrealized gain on securities available-for-sale, net	291	888

Total shareholders’ equity	97,940	89,659

Total liabilities and shareholders’ equity	$1,509,990	$951,286

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

	Nine Months Ended September 30,
	2003	2002
	(In thousands, except per share data)
Interest Income
Loans	$59,484	$42,197
Securities	11,839	9,598

Total interest income	71,323	51,795

Interest Expense
Deposits	10,635	9,850
Federal Home Loan Bank advances	—	823
Repurchase agreements	6,266	3,025

Total interest expense	16,901	13,698

Net interest income	54,422	38,097
Provision for loan losses	12,304	234

Net interest income after provision for loan losses	42,118	37,863

Non-interest Income
Net gain on sale of securities	402	271
Service charges and fees	651	587
Loan related charges and fees	231	231
Gain on sale of mortgage residuals	716	—
Other income	548	91

Total non-interest income	2,548	1,180

Non-interest Expense
Compensation and benefits	19,250	14,926
Occupancy	3,266	2,709
Other	7,527	6,829

Total non-interest expense	30,043	24,464

Income before income taxes and cumulative effect of change in accounting principle	14,623	14,579
Income taxes	5,916	5,659

Income before cumulative effect of change in accounting principle	8,707	8,920

Cumulative effect of change in accounting principle net of tax	—	106

Net income	8,707	9,026

Earnings per share—basic:
Income before cumulative effect of change in accounting principle	$0.55	$0.57

Cumulative effect of change in accounting principle	$—	$0.01

Net income	$0.55	$0.58

Weighted average shares outstanding	15,879	15,583

Earnings per share—diluted:
Income before cumulative effect of change in accounting principle	$0.48	$0.50

Cumulative effect of change in accounting principle	$—	$0.01

Net income	$0.48	$0.51

Weighted average shares outstanding	18,254	17,550

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited)

	Nine Months Ended September 30,
	2003	2002
	(Dollars in thousands)
Net income	$8,707	$9,026
Other comprehensive income, net of tax:
Unrealized gain (loss) on securities available for sale	(597)	(216)

Comprehensive income	$8,110	$8,810

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2003	2002
	(Dollars in thousands)
Cash Flows from Operating Activities
Net income	$8,707	$9,026
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of securities	(402)	(271)
Provision for loan losses	12,304	234
Depreciation and amortization	815	653
FHLB stock dividend	—	(207)
Decrease in accrued interest receivable and other assets	383	6,415
Decrease in deferred tax asset	3,289	426
Increase (decrease) in accrued expenses and other liabilities	(7,146)	(5,912)
Amortization of premiums (discounts) on securities	(100)	2,962

Net cash provided by operating activities	17,850	13,326

Cash Flows from Investing Activities
Proceeds from maturities of investment securities	545,608	203,475
Purchase of investment securities	(1,039,924)	(593,984)
Proceeds from sales of securities	46,162	74,278
Repayments of mortgage loans	—	127
Originations and purchases, net of repayments, of non-mortgage loans	(96,154)	(58,631)
Purchase of premises and equipment	(1,099)	(960)
Proceeds from sale (purchase) of FHLB stock, net	(9,781)	4,891

Net cash used in investing activities	(558,121)	(370,804)

Cash Flows from Financing Activities
Issuance of capital stock	171	556
Net (decrease) increase in deposits	8,508	85,267
Repayment, net of proceeds, from FHLB advances	—	(130,000)
Proceeds, net of repayments, from repurchase agreements	539,061	271,784

Net cash provided by financing activities	557,740)	227,607)

Net (decrease) increase in cash and cash equivalents	20,402	(129,871)
Cash and cash equivalents at beginning of period	13,554	140,695

Cash and cash equivalents at end of period	$33,956	$10,824

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest	$17,602	$12,868

Income Taxes	$8,765	$4,173

See accompanying notes to the consolidated financial statements.

United PanAm Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Nine Months Ended September 30, 2003 and 2002

(Unaudited)

1.    Organization

United PanAm Financial Corp. (the “Company”) was incorporated in California on April 9, 1998 for the purpose of reincorporating its business in California, through the merger of United PanAm Financial Corp., a Delaware corporation (the “Predecessor”), into the Company. Unless the context indicates otherwise, all references herein to the “Company” include the Predecessor. The Company was originally organized as a holding company for Pan American Financial, Inc. (“PAFI”) and Pan American Bank, FSB (the “Bank”) to purchase certain assets and assume certain liabilities of Pan American Federal Savings Bank from the Resolution Trust Corporation (the “RTC”) on April 29, 1994. The Company, PAFI and the Bank are considered to be Hispanic owned. PAFI is a wholly owned subsidiary of the Company, and the Bank is a wholly owned subsidiary of PAFI.

2.    Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of United PanAm Financial Corp., Pan American Financial, Inc. and Pan American Bank, FSB and its subsidiaries. Substantially all of the Company’s revenues are derived from the operations of the Bank and they represent substantially all of the Company’s consolidated assets and liabilities as of September 30, 2003 and December 31, 2002. Significant inter-company accounts and transactions have been eliminated in consolidation.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial condition and results of operations for the interim periods presented in this Form 10-Q have been included. Operating results for the interim periods are not necessarily indicative of financial results for the full year. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Nine Months Ended September 30, 2003 and 2002 (unaudited)

3.    Earnings Per Share

Basic EPS and diluted EPS are calculated as follows for the nine months ended September 30, 2003 and 2002:

	Nine Months Ended September 30,
	2003	2002
	(In thousands, except per share amounts)
Earnings per share—basic:
Income before cumulative effect of change in accounting principle	$8,707	$8,920
Net Income	$8,707	$9,026

Average common shares outstanding	15,879	15,583

Per share before cumulative effect of change in accounting principle	$0.55	$0.57

Earnings per share	$0.55	$0.58

Earnings per share—diluted:
Income before cumulative effect of change in accounting principle	$8,707	$8,920

Net Income	$8,707	$9,026

Average common shares outstanding	15,879	15,583
Add: Stock options	2,375	1,967
Average common shares outstanding—diluted	18,254	17,550

Per share before cumulative effect of change in accounting principle	$0.48	$0.50

Earnings per share	$0.48	$0.51

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Nine Months Ended September 30, 2003 and 2002 (unaudited)

4.    Stock-Based Compensation

At September 30, 2003 and 2002, the Company has issued stock options to certain of its employees and directors. The Company accounts for these options under the recognition and measurement principles of APB Opinion No. 25; Accounting for Stock issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the Company’s stock option plan been determined based on the fair value consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s net income and income per share would have been reduced to the pro forma amounts indicated below for the nine months ended September 30, 2003 and 2002:

	Nine Months Ended September 30,
	2003	2002
	(In thousands, except per share amounts)
Net Income as reported	$8,707	$9,026
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	$896	$391

Net Income—pro forma	$7,811	$8,635

Net Income per share as reported—basic	$0.55	$0.58

Net Income per share—pro forma—basic	$0.49	$0.55

Net Income per share as reported fully diluted	$0.48	$0.51

Net Income per share—pro forma—fully diluted	$0.43	$0.49

5.    Allowance for Loan Losses

United Auto Credit Corp (“UACC”), a subsidiary of the Bank, purchases automobile contracts at a discount from face value. Historically, the Bank has accounted for the purchase of automobile contracts by recording the automobile contract at face value, and allocating the remainder to the allowance for credit losses and unearned income. This method resulted in estimated expected credit losses over the life of the contract being provided at the date of purchase and the credit-adjusted yield being recorded as interest income over the life of the contract. At December 31, 2002, the Company was allocating 11.5% of the net loan amount of all new auto loans to the allowance for loan losses.

After consultation with the Office of Thrift Supervision (“OTS”), commencing January 1, 2003, the Bank has elected to allocate the purchase price entirely to auto contracts and unearned income at the date of purchase. The unearned income will be accreted as an adjustment to yield over the life of the contract. An allowance for credit losses will be established through provisions for losses recorded in income as necessary to provide for estimated contract losses (net of remaining unearned income) at each reporting date. The Company policy was to maintain an allowance for all loans in its portfolio to cover estimated net charge-offs for the next 6 months for loans purchased after January 1, 2003. The Company believed this was an adequate allowance, in light of its historical experience, management’s assessment of the credit risk inherent in the portfolio, prior loss experience, the levels and trends of non-performing loans, current and prospective economic conditions and other factors. In the third quarter of 2003, the OTS recommended the Company change its policy to maintain an allowance for all

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Nine Months Ended September 30, 2003 and 2002 (unaudited)

loans in its portfolio to cover estimated net charge-offs for the next 12 months. This change in accounting estimate is included in the Company’s $9.7 million charge to earnings in the third quarter of 2003 to increase the allowance for loan losses to the required level.

The total allowance for loan losses was $21.1 million at September 30, 2003 compared with $21.8 million at September 30, 2002, representing 5.07% of loans at September 30, 2003 and 6.88% at September 30, 2002. Additionally, unearned discounts on loans totaled $11.8 million at September 30, 2003 compared with zero at September 30, 2002, representing 2.84% of loans at September 30, 2003.

6.    Trust Preferred Securities

During the nine months ended September 30, 2003, the Company issued $10.0 million of Trust Preferred securities through a subsidiary UPFC Trust1. The Company will pay interest on these funds at a rate equal to the three month LIBOR plus 3.05%, variable quarterly, and the rate was 4.16% as of September 30, 2003. The final maturity of these securities is 30 years, however, they can be called at par any time after five years, at the option of the Company.

7.    Recent Accounting Developments

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46”), which requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. Prior to FIN 46, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidated requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidated requirements apply to older entities in the first fiscal year or interim period after September 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The FASB deferred the effective date for applying the provision of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003 until the end of the first interim or annual period after December 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 did not have a material impact on the Company’s financial statements.

Amendment of FASB Statement 133

On April 30, 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”). The purpose of FAS 149 is to amend and clarify financial accounting and reporting for derivative instruments and hedging activities under Statement 133. FAS 149 amends Statement 133 for decisions made:

•	As part of the Derivatives Implementation Group (DIG) process that require amendment to Statement 133,

•	In connection with other FASB projects dealing with financial instruments, and

•	In connection with the implementation issues raised related to the application of the definition of a derivative.

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Nine Months Ended September 30, 2003 and 2002 (unaudited)

These amendments clarify the definition of a derivative, expand the nature of exemptions from Statement 133, clarify the application of hedge accounting when using certain instruments, clarify the application of paragraph 13 of Statement 133 to embedded derivative instruments in which the underlying is an interest rate, and modify the cash flow presentation of derivative instruments that contain financing elements. Certain DIG issues, once approved, required amendment to Statement 133. These amendments are reflected in FAS 149. Certain other DIG issues have been amended by FAS 149. FAS 149 is effective for derivative transactions and hedging relationships entered into or modified after September 30, 2003. The adoption of FAS 149 did not have a material impact on the Company’s financial statements.

Financial Instruments with Characteristics of Liabilities and Equity

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”). FAS 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issue.

Generally, FAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after September 15, 2003. The Company adopted the provisions of FAS 150 on July 1, 2003. The adoption of FAS 150 did not have a material impact on the Company’s financial statements.

8.    Operating Segments

The Company has three reportable segments: auto finance, insurance premium finance and banking. The auto finance segment acquires, holds for investment and services nonprime retail automobile installment sales contracts generated by franchised and independent dealers of used automobiles. The insurance premium finance segment, through a contractual agreement, underwrites and finances automobile and commercial insurance premiums in California. The banking segment operates a four-branch federal savings bank and is the principal funding source for the Company’s auto and insurance premium finance segments.

The accounting policies of the segments are the same as those of the Company’s except for funds provided by the banking segment to the other operating segments which are accounted for at a predetermined transfer price (including certain overhead costs).

United PanAm Financial Corp. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Nine Months Ended September 30, 2003 and 2002 (unaudited)

The Company’s reportable segments are strategic business units that offer different products and services. They are managed and reported upon separately within the Company.

	At or For Nine Months Ended September 30, 2003
	Auto Finance	Insurance Premium Finance	Banking	Total
	(In thousands)
Net interest income	$47,549	$1,863	$5,010	$54,422
Provision for loan losses	12,392	(88)	—	12,304
Non-interest income	338	388	1,822	2,548
Non-interest expense	24,820	151	5,072	30,043

Segment profit, pre-tax	$10,675	$2,188	$1,760	$14,623

Total assets	$355,096	$44,537	$1,110,357	$1,509,990

	At or For Nine Months Ended September 30, 2002
	Auto Finance	Insurance Premium Finance	Banking	Total
	(In thousands)
Net interest income	$28,872	$1,703	$7,522	$38,097
Provision for loan losses	—	234	—	234
Non-interest income	280	409	491	1,180
Non-interest expense	19,038	250	5,176	24,464

Segment profit (loss), pre-tax	$10,114	$1,628	$2,837	$14,579

Total assets	$258,100	$40,508	$621,470	$920,078

During 2002, funds provided to the Company’s auto and insurance premium finance segments were charged utilizing a fixed 7.0% transfer rate. During 2003 the transfer rate was adjusted to 4.6% to reflect the expected cost of borrowings and operations at the banking segment. If the funds had been transferred in 2002 on this same basis, the transfer rate utilized would have been 5.5% and the segment reporting would have been as follows:

	Proforma At or For Nine Months Ended September 30, 2002
	Auto Finance	Insurance Premium Finance	Banking	Total
	(In thousands)
Net interest income	$30,348	$2,050	$5,699	$38,097
Provision for loan losses	—	234	—	234
Non-interest income	280	409	491	1,180
Non-interest expense	19,038	250	5,176	24,464

Segment profit, pre-tax	$11,590	$1,975	$1,014	$14,579

Total assets	$258,100	$40,508	$621,470	$920,078

For the reportable segment information presented, substantially all expenses are recorded directly to each industry segment.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The estimated expenses to be paid by the selling shareholder in connection with the distribution of the securities being registered are as follows:

Securities and Exchange Commission filing fee	$4,000
Accounting fees and expenses	$125,000
Printing expenses	$50,000
Legal fees and expenses	$250,000
Miscellaneous Expenses	$21,000

TOTAL	$450,000

Item 15.    Indemnification of Directors and Officers

Article SEVEN of United PanAm Financial Corp.’s articles of incorporation provides that we shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. Article SEVEN also provides for the indemnification of our agents (as defined in Section 317 of the California General Corporation Law). If our agents breach a duty to us and our shareholders, then Article SEVEN authorizes us, to the extent permissible under California Law, to indemnify such agents in excess of the indemnification expressly permitted by such Section 317.

Section 317 sets forth the provisions pertaining to the indemnification of corporate “agents.” For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at our request in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates our indemnification of agents where the agent’s defense is successful on the merits. In other cases, Section 317 allows us to indemnify agents for expenses (including amounts paid to defend, settle or otherwise dispose of a threatened or pending action) if the indemnification is authorized by (1) a majority vote of a quorum of our Board of Directors consisting of directors who are not party to the proceedings; (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (3) the court in which the proceeding is or was pending upon application by certain designated parties. Under certain circumstances, we can indemnify an agent even when the agent is found liable. Section 317 also allows us to advance expenses to its agents for certain actions upon receiving an undertaking by the agent that he or she will reimburse us if the agent is found liable. We have entered into indemnification agreements with its directors and certain of its officers substantially to the foregoing effect. We also maintain directors’ and officers’ liability insurance.

The registration rights agreement with respect to the offering of securities registered hereunder provides in certain instances, for indemnification of us and our officers and directors who signed this registration statement by the holders of the securities registered hereunder, against certain liabilities including liabilities under the Securities Act of 1933.

Item 16.    Exhibits

1.1	Form of Underwriting Agreement.*

2.1	Agreement and Plan of Merger dated November 11, 2003 by and among United PanAm Financial Corp., BVG West Corp. and Guillermo Bron.

4.1	Indenture dated July 31, 2003(1).

4.2	Guarantee Agreement dated July 31, 2003(1).

4.3	Amended and Restated Declaration of Trust dated July 31, 2003(1).

4.4	Registration Rights Agreement dated November 11, 2003 among United PanAm Financial Corp. and PAFLP Liquidating Trust Corp.

5.1	Opinion and Consent of Manatt, Phelps & Phillips, LLP.*

23.1	Consent of KPMG LLP.

23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1 above).*

24	A power of attorney is set forth on the signature page of the Registration Statement.

*	To be filed by amendment
(1)	Incorporated by reference from the Exhibits to the Form 10-Q for the quarter ended September 30, 2003

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

(a)    For purposes of determining any liability under the Securities Act of 1933 (the “Securities Act”), each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on November 13, 2003.

UNITED PAN AM FINANCIAL CORP.

By:	/s/ GUILLERMO BRON

Guillermo Bron Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ray C. Thousand and Garland W. Koch his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including pre- and post-effective amendments) to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GUILLERMO BRON Guillermo Bron	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 13, 2003

/s/ RAY C. THOUSAND Ray C. Thousand	President, Chief Operating Officer Secretary and Director	November 13, 2003

/s/ GARLAND W. KOCH Garland W. Koch	Senior Vice President-Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 13, 2003

/s/ MITCHELL G. LYNN Mitchell G. Lynn	Director	November 13, 2003

Luis Maizel	Director	November 13, 2003

/s/ RON R. DUNCANSON Ron R. Duncanson	Director	November 13, 2003

INDEX TO EXHIBITS

1.1	Form of Underwriting Agreement.*

2.1	Agreement and Plan of Merger dated November 11, 2003 by and among United PanAm Financial Corp., BVG West Corp. and Guillermo Bron.

4.1	Indenture dated July 31, 2003(1).

4.2	Guarantee Agreement dated July 31, 2003(1).

4.3	Amended and Restated Declaration of Trust dated July 31, 2003(1).

4.4	Registration Rights Agreement dated November 11, 2003 among United PanAm Financial Corp. and PAFLP Liquidating Trust Corp.

5.1	Opinion and Consent of Manatt, Phelps & Phillips, LLP.*

23.1	Consent of KPMG LLP.

23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1 above).*

24	A power of attorney is set forth on the signature page of the Registration Statement.

*	To be filed by amendment
(1)	Incorporated by reference from the Exhibits to the Form 10-Q for the quarter ended September 30, 2003